    As filed with the Securities and Exchange Commission on January 4, 2000

                                              Registration Statement No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                             PINNACLE HOLDINGS INC.
      (Exact name of registrant as specified in its governing instruments)
                                ---------------
                      1549 Ringling Boulevard, Third Floor
                            Sarasota, Florida 34236
                                 (941) 364-8886
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                                   Steven Day
             Vice President, Chief Financial Officer and Secretary
                             Pinnacle Holdings Inc.
                       1549 Ringling Boulevard, 3rd Floor
                            Sarasota, Florida 34236
                                 (941) 364-8886
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                          Copies of communications to:
    CHESTER E. BACHELLER, ESQ.            WILLIAM M. HARTNETT, ESQ.
       Holland & Knight LLP                Cahill Gordon & Reindel
  400 North Ashley Drive, Suite                 80 Pine Street
               2300                        New York, New York 10005
       Tampa, Florida 33602                     (212) 701-3000
          (813) 227-8500
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                                ---------------
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is a filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.^[_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]
   If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                ---------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                       Proposed
                                         Proposed      Maximum
  Title of each Class of     Amount      Maximum      Aggregate    Amount of
     Securities to be        to be    Offering Price   Offering   Registration
        Registered         Registered    Per Unit      Price(1)      Fee(2)
------------------------------------------------------------------------------
Common Stock, par value
 $.001 per share.........  9,200,000     $40.375     $371,450,000  $98,062.80
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated solely for purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, and includes shares that may be purchased by the Underwriters pursuant to an over-allotment option.
(2) Calculated based upon the average of high and low prices reported on The Nasdaq Stock Market's National Market on December 29, 1999, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.
                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this preliminary Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary Prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
 Subject to Completion, Dated January 4, 2000

--------------------------------------------------------------------------------
 Pinnacle Holdings Inc.
 8,000,000 Shares
 Common Stock

--------------------------------------------------------------------------------

 This is a public offering of common stock of Pinnacle Holdings Inc. We are offering 8,000,000 shares of common stock of which 2,700,000 are being offered by the selling stockholders listed under the heading "Selling Stockholders" on page 9 and 5,300,000 are being offered by us.

 Our common stock trades on the Nasdaq National Market under the symbol "BIGT". On December 29, 1999, the last reported sale price of our common stock was $40.00 per share.

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                            Per
                                                           Share     Total
                                                          ------- ------------
   Public offering price                                  $       $
   Underwriting discounts and commissions                 $       $
   Proceeds, before expenses, to Pinnacle Holdings Inc.   $       $
   Proceeds, before expenses, to selling stockholders     $       $

 We and the selling stockholders have granted the underwriters the right to purchase up to 1,200,000 additional shares at the public offering price to cover any over-allotments.

 The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payments in Baltimore,
 Maryland on        , 2000.

 Deutsche Banc Alex. Brown
      Goldman, Sachs & Co.
           Merrill Lynch & Co.
               Raymond James & Associates Inc.
                    Salomon Smith Barney
                                                 Banc of America Securities LLC

 The date of this Prospectus is        , 2000.

                            Pictures of Various Towers

     Map of U.S. Indicating Company's Current Communications Sites and Pending
                              Communications Sites

                               PROSPECTUS SUMMARY

   As used in this Prospectus, unless the context otherwise requires, "we," "us," "our," "Company" or "Pinnacle" refers to Pinnacle Holdings Inc., the issuer of the Common Stock, and its subsidiaries. The following summary contains basic information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire Prospectus and the documents we have referred you to.

                                  THE COMPANY

Overview

   We are a leading independent provider of wireless communications site space in the United States. We focus primarily on renting space on communications sites to providers of wireless communications services such as PCS, cellular, paging, SMR/ESMR, wireless data transmission and radio and television broadcasting. We believe that focusing exclusively on the communications site rental business allows us to achieve the highest cash flow margins with the lowest level of risk on our invested capital in the communications site business. Our growth strategy is focused on growing cash flow by increasing tenancy on our existing sites and acquiring tall towers and other site structures that are located in areas of high wireless rental site demand that can accommodate multiple tenants. As a result of our extensive base of communications sites and our acquisition strategy, we believe we are well positioned to continue benefiting from the growth opportunities in the rapidly consolidating tower industry and from the strong demand for communications site rental space fueled by the growing demand for wireless services. We had annualized site rental revenue and EBITDA on a pro forma basis of $163.4 million and $81.1 million, respectively, for the nine months ended September 30, 1999 as though they had been completed as of January 1, 1998. See "Our Unaudited Pro Forma Financial Data."

   Since our formation in May 1995, we have focused on creating a portfolio of communications site clusters in high growth markets such as Atlanta, Birmingham, Boston, Chicago, Houston, Los Angeles, New Orleans, New York, Orlando and Tampa. As of December 24, 1999, we have completed 345 acquisitions, acquiring 3,032 communications sites, including 1,591 owned sites, 583 "managed" sites and 858 "leased" sites, and we have constructed 100 towers. We also have agreements or letters of intent to acquire 766 additional communications sites, including 405 owned sites and 361 managed sites. Managed sites are tower or rooftop communications sites owned by others where we have the exclusive right to market antenna space. Leased sites are tower or rooftop communications sites owned by others where we have a non-exclusive right to market antenna space.

   We currently have over 3,600 customers renting space on one or more of our communications sites. Our tenants include all forms of wireless communications providers, operators of private wireless networks and government agencies, including Arch Communications, BellSouth Mobility, the Federal Bureau of Investigation and the Bureau of Alcohol, Tobacco & Firearms, Motorola, Nextel, Pagemart, PageNet, Skytel, Southern Communications, Sprint PCS and Teletouch. Our customers are generally responsible for the installation of their own equipment and the incremental utilities costs associated with that equipment. In addition, adding customers on a communications site does not increase our monitoring, maintenance or insurance costs. Therefore, when new customers or additional equipment are added to a communications site, we are able to increase revenue with limited incremental costs, thereby increasing cash flow margins. Furthermore, we experience minimal churn as our communications site locations serve an essential function in our customers' wireless networks and cannot easily be replaced.

   We believe that "same tower" revenue growth is a meaningful indicator of the organic growth of our business. Same tower revenue growth is measured by comparing the annualized revenues of our communications sites at the end of a period to the annualized revenues for the same sites at the end of a prior period without considering revenues from the communications sites we acquired during the period. Taking into consideration leases for new tenants, we experienced same tower revenue growth of approximately 20% for the year ended December 31, 1998 on our base of communications sites as of December 31, 1997.

Our Business and Growth Strategy

   Our objective is to create value by rapidly growing cash flow. We believe we can do this by aggressively marketing existing communications sites, as well as new site inventory we obtain primarily through acquisition, and also by selectively constructing new towers.

  . Marketing and Development Strategy. We aggressively market space on our communications sites to leverage our fixed costs over a broad base of customers. The key elements of our marketing and development strategy include:

   --owning and assembling clusters of communications sites in high growth regions to offer our customers the ability to rapidly and efficiently fulfill their network expansion plans across a particular market or region;

   --targeting a diversified customer base that uses differing types of wireless technologies with different height requirements to maximize the utilization of our communications sites;

   --using our customer relationships and our established reputation as a highly professional and reliable communications site space provider to lease space on additional communications sites;

   --using information obtained from our customers concerning their future expansion plans to guide our acquisition and new construction programs; and

   --premarketing communications site rental space to new wireless communications service providers based on the market intelligence we gain by tracking Federal Communications Commission (the "FCC") filings.

  . Acquisition Strategy. We are focused on acquiring clusters of communications sites in high growth markets. We target tall towers that have existing tenants with capacity for more. Our strategy allows us to choose tower locations and avoid potentially speculative "build-to-suit" mandates. The key elements of our acquisition strategy include:

   --targeting population centers and key transportation corridors in high growth wireless communications markets;

   --acquiring tall communications site structures that can accommodate a diversified customer base that uses different types of wireless technologies with different height requirements;

   --selecting communications sites that will allow us to create or enhance a cluster of sites in a given area;

   --employing a disciplined valuation process to acquire communications sites that have existing cash flow and identified potential for significant future cash flow growth from additional tenants; and

   --committing significant personnel to identifying, negotiating and closing communications site acquisitions.

  . New Tower Construction Strategy. We also selectively construct new towers in and around major markets where we already have a presence to enhance our existing communications site clusters. Tower construction is only initiated after at least one anchor tenant is identified and after we have determined, based on market research, that the capital outlay for the construction project would exceed our minimum required return on invested capital. We do not pursue large build-to-suit mandates or engage in speculative construction projects. During 1997, 1998 and 1999, we constructed 22, 47 and 23 towers, respectively. We estimate that we will identify 80 to 100 new tower build opportunities this year.

Our Strengths

   We believe the following to be the strengths of our business:

  . Focus on Communications Site Rental Business. We focus on the rental of communications site space as opposed to other lower margin segments of the tower industry such as site acquisition services or tower construction services. Furthermore, we do not engage in large scale "build-to-suit" programs, preferring instead to focus on our core acquisition strategy and complementary selective construction strategy designed to enhance coverage in targeted markets.

  . Communications Site Portfolio. We believe that the location, size and capacity of our site portfolio creates significant competitive advantages by enabling us to provide our diverse wireless customers with sites in a given area.

  . Successful Acquisition Strategy. Through our acquisition process we identify communications sites that typically have existing cash flow and enhance our existing portfolio. We have demonstrated the ability to identify, successfully negotiate the purchase of and integrate what we believe to be value enhancing acquisitions.

  . Ability to Increase Rental Revenue. Because of our aggressive marketing efforts to all major wireless communication providers we have signed a significant number of new tenants over the last four years. Additional tenants increase the operating leverage of our communications site portfolio and generally increase our overall cash flow margins. We have generated a cumulative increase in total monthly revenues for the 29 towers acquired in 1995 of approximately 133% through December 31, 1998. In addition, the 119 communications sites acquired in 1996 and the 134 communications sites acquired in 1997 have experienced cumulative increases in total monthly revenues of approximately 68% and 14%, respectively, through December 31, 1998.

Recent Developments

 Motorola Antenna Site Acquisition and Transfer of Roof Top Communications
 Sites

   On August 31, 1999, we completed the acquisition of approximately 1,858 communications sites, including approximately 499 owned sites, 526 managed sites and 833 leased sites from Motorola, Inc. ("Motorola") for $255 million in cash and stock, plus fees and expenses (the "Motorola Antenna Site Acquisition"). The Motorola communications sites that we acquired are largely clustered in urban areas throughout the United States and Canada with over 50% of the owned sites overlapping with our existing communications site portfolio. We believe that the Motorola Antenna Site Acquisition greatly enhances our ability to offer our customers attractive tower clusters in high growth markets and transportation corridors. In addition, the Motorola managed sites that we acquired enable us to provide our customers with urban rooftop sites such as the World Trade Center in New York, the Sears Tower in Chicago and the Allied Bank Building in Houston. We believe these sites will allow us to further diversify our customer base by providing us with an inventory of high altitude sites in urban areas. For the nine months ended September 30, 1999, the Motorola communications sites generated $55.7 million and $17.7 million in site rental revenue and EBITDA on a pro forma basis, respectively. See "Risk Factors--There are certain risks associated with the Motorola Antenna Site Acquisition."

   Following the closing of the Motorola Antenna Site Acquisition we transferred a portion of the rooftop communication sites we acquired from Motorola to Pinnacle Towers III, Inc. ("PT III"), a corporation in which we own substantially all of the equity interests, and a $39.2 million convertible promissory note, in order to minimize the risk that the ownership of or income from such assets might negatively affect our qualification as a Real Estate Investment Trust ("REIT"). We also agreed to make our personnel, facilities and general and administrative overhead available to PT III with the cost thereof to be reimbursed to us by PT III. Certain members of our management currently own approximately 91% of the outstanding voting stock of PT III, which represents a very limited portion of the overall equity capital of the PT III. See "Business--Our Acquisition Strategy--Motorola Site Acquisition".

 Recent and Other Pending Acquisitions

   Since September 30, 1999, we have acquired 32 communications sites for an aggregate purchase price of $20.7 million. At December 24, 1999, we have entered into letters of intent or purchase agreements to acquire 766 communications sites for approximately $123.4 million.

                               THE OFFERING(/1/)

Common Stock offered:

 By Pinnacle................  5,300,000 shares

 By the Selling               2,700,000 shares
 Stockholders...............

  Total.....................  8,000,000 shares


Common Stock to be
 outstanding after this
 offering(/2/)..............
                              46,394,520 shares

Use of Proceeds.............  We intend to use the net proceeds of this offering to repay existing debt under our credit facility. The net proceeds of this offering received by the selling stockholders listed under the heading "Selling Stockholders" (the "Selling Stockholders") will not be available to us. See the "Use of Proceeds" section of this Prospectus for further details.

Risk Factors................  See "Rick Factors" beginning on page 9 for a discussion of factors you should carefully consider before deciding to invest in our Common Stock.

NASDAQ National Market        "BIGT"
 Symbol.....................
--------
(1) Does not include 1,200,000 shares of Common Stock subject to a 30-day over-allotment option granted to the underwriters, 800,000 shares of Common Stock by us and 400,000 shares of Common Stock by the Selling Stockholders.
(2) Excludes approximately 3,000,000 shares of Common Stock reserved for issuance pursuant to our stock incentive plan, 2,949,691 of which are subject to outstanding options.

   Our headquarters are located at 1549 Ringling Boulevard, Third Floor, Sarasota, Florida 34236, and our telephone number is (941) 364-8886. Our website is www.pinnacletowers.com. The information provided on our website is not incorporated into this Prospectus.

                      OUR SUMMARY HISTORICAL AND UNAUDITED
                     PRO FORMA CONSOLIDATED FINANCIAL DATA

   The following table presents our summary historical and unaudited pro forma consolidated financial data. The summary historical consolidated financial data for the period of inception (May 3, 1995) through December 31, 1995 and for each of the three years ended December 31, 1996, 1997 and 1998 were derived from our consolidated historical financial statements incorporated by reference in this Prospectus which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The unaudited consolidated statement of operations data for the nine months ended September 30, 1998 and 1999 are derived from our unaudited condensed consolidated financial statements, which are contained elsewhere in this Prospectus. The unaudited pro forma consolidated financial data as of and for the year ended December 31, 1998 and for the nine months ended September 30, 1999 were derived from our unaudited pro forma consolidated financial statements contained elsewhere in this Prospectus. The summary financial information should be read in conjunction with, and is qualified in its entirety by, the information contained in our audited consolidated financial statements and their related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Unaudited Pro Forma Financial Data" and "Our Selected Historical Consolidated Financial Data" included elsewhere in this Prospectus.

   The following summary unaudited pro forma statement of operations data have been prepared to reflect the results of our operations as if each of the following had been completed as of January 1, 1998:

  .all individually insignificant acquisitions completed during 1998;

  . acquisitions of other communications sites completed since January 1, 1999;

  . the Southern Towers Acquisition described elsewhere in this Prospectus.
    See "Business--Our Acquisition Strategy;"

  . the MobileMedia Acquisition described elsewhere in this Prospectus. See
    "Business--Our Acquisition Strategy;"

  . the Motorola Antenna Site Acquisition and transfer of rooftop communication sites to PT III described elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Our Acquisition Strategy;"

  . other individually insignificant acquisitions of communications sites businesses for which we have entered into agreements or letters of intent to acquire as of December 24, 1999, and that we believe are probable;

  . related financing of the acquisitions referred to above;

  . our initial public offering ("IPO") in February 1999 and an additional public offering in July 1999 (the "Secondary Offering") described elsewhere in this Prospectus; and

  . this offering and the application of the net proceeds to us therefrom as described under "Use of Proceeds."

   To the extent not consummated prior to October 1, 1999, the pro forma balance sheet data as of September 30, 1999 have been prepared as if each such transaction referred to above was completed by September 30, 1999. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The pro forma consolidated financial data do not purport to present what our results of operations or financial position would actually have been, or to project our results of operations or financial position at any future period.

                           Period from                                                 Nine            Pro Forma
                            Inception                                                 Months          as Adjusted
                          (May 3, 1995)                             Pro Forma as       Ended           for Nine
                             through    Years Ended December 31,      Adjusted     September 30,     Months Ended
                          December 31,  --------------------------  December 31, ------------------  September 30,
                              1995       1996     1997      1998        1998       1998      1999        1999
                          ------------- -------  -------  --------  ------------ --------  --------  -------------
                                               (in thousands, except per share amounts)
Statement of Operations
 Data:
Site rental revenue.....     $  733     $ 4,842  $12,881  $ 32,019    $160,759   $ 21,128  $ 48,816    $122,579
Direct site operating
 expenses, excluding
 depreciation and
 amortization...........        181       1,135    2,633     6,166      60,159      3,966    11,691      44,511
                             ------     -------  -------  --------    --------   --------  --------    --------
Gross profit, excluding
 depreciation and
 amortization...........        552       3,707   10,248    25,853     100,600     17,162    37,125      78,068
Other expenses:
General and
 administrative(a)......        306         916    1,367     4,175      18,605      2,720     2,823      10,779
Corporate
 development(a).........        369       1,421    3,723     6,382       6,382      4,955     5,731       5,731
State franchise, excise
 and minimum taxes......        --           26       67       686         686        398       700         700
Depreciation............        282       2,041    6,335    22,513     102,306     13,358    35,118      78,007
                             ------     -------  -------  --------    --------   --------  --------    --------
Loss from operations....       (405)       (697)  (1,244)   (7,903)    (27,379)    (4,269)   (7,247)    (17,149)
Interest expense........        181       1,155    6,925    12,300      24,830      7,276    14,439      12,203
Amortization of original
 issue discount and debt
 issuance costs.........         59         164      292    16,427      20,565     11,636    17,335      17,335
                             ------     -------  -------  --------    --------   --------  --------    --------
Loss before
 extraordinary item.....     $ (645)    $(2,016) $(8,461) $(36,630)   $(72,774)  $(23,181) $(39,021)   $(46,687)
                             ======     =======  =======  ========    ========   ========  ========    ========
Extraordinary loss from
 Extinguishment of
 debt...................        --          --       --      5,641       5,641        --        --          --
                             ------     -------  -------  --------    --------   --------  --------    --------
Net loss................     $ (645)    $(2,016) $(8,461) $(42,271)   $(78,415)  $(23,181) $(39,021)   $(46,687)
                             ======     =======  =======  ========    ========   ========  ========    ========
Dividends and accretion
 on preferred stock.....        --          --       --      3,094         --         683     2,930         --
                             ------     -------  -------  --------    --------   --------  --------    --------
Loss attributable to
 common stock...........     $ (645)    $(2,016) $(8,461) $(45,365)   $(78,415)  $(23,864) $(41,951)   $(46,687)
                             ======     =======  =======  ========    ========   ========  ========    ========
Basic loss per common
 share:
 Loss before
  extraordinary item....      (6.32)      (8.10)  (27.29)   (95.03)      (1.57)     (2.46)    (1.41)      (1.01)
 Extraordinary item.....        --          --       --     (13.50)      (0.12)       --        --          --
                             ------     -------  -------  --------    --------   --------  --------    --------
 Net loss...............     $(6.32)    $ (8.10) $(27.29) $(108.53)   $  (1.69)  $  (2.46) $  (1.41)   $  (1.01)
                             ======     =======  =======  ========    ========   ========  ========    ========
Weighted average number
 of shares of common
 stock..................        102         249      310       418      46,395      9,708    29,721      46,395
Other Operating Data:
Tower Level Cash
 Flow(b)................     $  552     $ 3,707  $10,248  $ 25,853    $100,600   $ 17,162  $ 37,125    $ 78,068
Tower Level Cash Flow
Margin(c)...............       75.3%       76.6%    79.6%     80.7%       62.6%      81.2%     76.1%       63.7%
Adjusted EBITDA(b)......     $  246     $ 2,791  $ 8,881  $ 21,678    $ 81,995   $ 14,442  $ 34,302    $ 67,289
Adjusted EBITDA
 Margin(c)..............       33.6%       57.6%    68.9%     67.7%       51.0%      68.4%     70.3%       54.9%
EBITDA Before Franchise,
 Excise and Minimum
 Taxes(b)...............     $ (123)    $ 1,370  $ 5,158  $ 15,296    $ 75,613   $  9,487  $ 28,571    $ 61,558
EBITDA Before Franchise,
 Excise and Minimum
 Taxes Margin(c)........        --         28.3%    40.0%     47.8%       47.0%      44.9%     58.5%       50.2%
EBITDA(b)...............     $ (123)    $ 1,344  $ 5,091  $ 14,610    $ 74,927   $  9,089  $ 27,871    $ 60,858
EBITDA Margin(c)........        --         27.8%    39.5%     45.6%       46.6%      43.0%     57.1%       49.6%
Number of sites:(d)
 Beginning of period....          0          33      156       312         --         312       876         --
 Sites acquired during
  the period............         29         119      134       517         --         484     2,201         --
 Sites constructed
  during the period.....          4           4       22        47         --          34        23         --
 End of period..........         33         156      312       876         --         830     3,100       3,898

                                                                     Pro Forma
                                                                    As Adjusted
                                                     September 30, September 30,
                                                         1999          1999
                                                     ------------- -------------
Balance Sheet Data:
Cash and cash equivalents...........................  $  151,868     $ 151,868
Working capital.....................................     101,049       101,049
Tower assets, net...................................     861,753     1,019,304
Total assets........................................   1,160,298     1,317,849
Total debt..........................................     704,987       660,547
Common Stock........................................          41            46
Additional Paid-in Capital..........................     489,426       691,411
Accumulated deficit.................................     (92,415)      (92,415)
Stockholders' equity................................  $  397,052     $ 599,042

--------
(a) "General and administrative" expenses represent those costs directly related to the day-to-day management and operation of our communications sites. "Corporate development" expenses represent costs incurred in connection with acquisitions and the development of new business initiatives, and consists primarily of allocated compensation, benefits and overhead costs that are not directly related to the administration or management of existing sites.
(b) "Tower Level Cash Flow" is defined as site rental revenue minus site operating expenses, excluding depreciation and amortization. "Adjusted EBITDA" represents earnings (loss) from operations before depreciation, amortization, corporate development expenses and state franchise, excise and minimum taxes. "EBITDA Before Franchise, Excise and Minimum Taxes" represents earnings (loss) from operations before depreciation, amortization and state franchise, excise and minimum taxes. "EBITDA" represents earnings (loss) from operations before depreciation and amortization. We have included Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA in Other Operating Data because we believe such information may be useful to you in evaluating our ability to service our debt. Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA should not be considered as an alternative to Gross Profit, net loss or net cash provided by operating activities (or any other measure of performance in accordance with generally accepted accounting principles) as a measure of our ability to meet our cash needs or as an indication of our operating performance. Moreover, Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA are not standardized measures and may be calculated in a number of ways. Accordingly, the Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA information provided may not be comparable to other similarly titled measures provided by other companies.
(c) Represents Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA each as a percentage of site rental revenue.
(d) Includes sites that we manage or lease, including 13 communications sites we acquired in 1997, 17 communications sites we acquired in 1998 and 1,359 communications sites we acquired in the Motorola Antenna Site Acquisition.

                                 RISK FACTORS

   Before you invest in our Common Stock, you should be aware that the occurrence of any of the events described in this Risk Factors section and elsewhere in this Prospectus could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider these risk factors, together with all of the other information included in this Prospectus, before you decide to purchase our Common Stock. This Prospectus contains certain forward-looking statements that involve risks and uncertainties.

We have a history of operating losses. We have generated losses from operations, and we may continue to do so.

   We have incurred losses from continuing operations in each of the fiscal years since our inception. As a result, for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, our earnings were insufficient to cover combined fixed charges by approximately $0.8 million, $9.3 million and $4.8 million, respectively. We expect to continue to experience net losses in the future, principally due to interest charges on outstanding indebtedness and substantial charges relating to depreciation of our existing and future assets. These net losses may be greater than the net losses we have experienced in the past.

Our substantial indebtedness could adversely affect our financial condition; we may incur substantially more debt.

   We have now, and after this offering will continue to have, a high level of indebtedness. As of September 30, 1999, after giving effect to this offering and the application of the proceeds therefrom and the consummation and financing of the pending acquisitions, we would have had $660.5 million of indebtedness outstanding.

   Our high level of indebtedness could have important consequences to you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to our indebtedness;

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to obtain additional financing;

  . require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness thereby, reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures or other general corporate purposes;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  . place us at a competitive disadvantage relative to our competitors with less debt.

   We may incur substantial additional debt in the future. The terms of our outstanding debt do not fully prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify. See "Capitalization," "Our Selected Historical Consolidated Financial Data" and "Description of Indebtedness."

We will require a significant amount of cash to service our indebtedness and meet our other liquidity needs. Our ability to generate cash depends on many factors beyond our control.

   Our ability to meet our debt service and other obligations will depend on our future performance, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are, to a large extent, beyond our control. We anticipate the need for substantial capital expenditures in connection with our future expansion plans.

   If we are unable to generate sufficient cash flow from operations to service our indebtedness and fund our other liquidity needs, we will be forced to adopt an alternative strategy that may include reducing, delaying or eliminating acquisitions, tower construction and other capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, and the implementation of any of these alternative strategies could have a negative impact on our business. We may also need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

There are certain risks associated with the Motorola Antenna Site Acquisition.

   On August 31, 1999, we acquired approximately 1,858 communications sites from Motorola. We have never consummated a transaction as large as the Motorola Antenna Site Acquisition and will likely face significant challenges in integrating the 1,858 acquired communications sites into our operations. In addition, integration of these communications sites will require substantial attention from our management team, which has had limited experience in integrating an acquisition of this size. Diversion of management attention from our existing business could have an adverse impact on our revenues and operating results. We cannot assure you that tenants on the sites obtained in the Motorola Antenna Site Acquisition will not cancel their leases. Additionally, Motorola's revenues decreased from $89.1 million in 1997 to $85.6 million in 1998, and from $21.7 million for the three month period ended March 28, 1998 to $21.1 million for the three month period ended April 3, 1999. The decrease was primarily the result of a reduction in the number of communications sites used by Nextel for its analog SMR business. We anticipate that Nextel will continue to phase out its analog SMR business for the forseeable future.

   Due to timing, logistical and other constraints, we did not have the ability to access, analyze and verify all information regarding title and other issues related to the Motorola communications sites prior to closing the Motorola Antenna Site Acquisition. Our indemnification rights under the definitive purchase agreement between us and Motorola (the "Motorola Purchase Agreement") and the related documents are subject to various limitations. Therefore, our ability to obtain compensation for defects in title or other site-related and other issues is limited.

Pinnacle Holdings Inc. is a holding company. Its only source of cash is from distributions from its subsidiaries.

   Pinnacle Holdings Inc. is a holding company with no operations of its own and conducts all of its business through its subsidiaries. Pinnacle Holdings Inc.'s only significant asset is the outstanding capital stock of its subsidiaries. Pinnacle Holdings Inc. is wholly dependent on the cash flow of its subsidiaries and dividends and distributions from its subsidiaries to it in order to service its current indebtedness and any of its future obligations. The ability of Pinnacle Holdings Inc.'s subsidiaries to pay such dividends and distributions will be subject to, among other things, the terms of any debt instruments of its subsidiaries then in effect and applicable law.

   Pinnacle Holdings Inc.'s rights, and the rights of its creditors, to participate in the distribution of assets of any of its subsidiaries upon such subsidiary's liquidation or reorganization will by subject to the prior claims of such subsidiary's creditors, except to the extent that Pinnacle Holdings Inc. is itself reorganized as a creditor of such subsidiary in which case our claims would still be subject to the claims of any secured creditor of such subsidiary. As of September 30, 1999, after giving effect to the acquisitions referred to in this Prospectus on a pro forma as adjusted basis, the aggregate amount of debt and other obligations of Pinnacle Holdings Inc.'s subsidiaries (including trade payables current, long-term and other liabilities) would have been approximately $718.8 million. See "Dividend Policy."

We will not be able to effect our business plan if we do not have the required cash.

   Our business plan is materially dependent upon the acquisition of additional suitable communications sites and the construction of new towers at prices we consider reasonable in light of the revenue we believe we will be able to generate from such sites when acquired or constructed. We will need significant additional capital to finance future acquisitions as well as our tower construction plan and other capital expenditures. During 1996, 1997 and 1998, we made capital investments aggregating approximately $42.2 million, $88.4 million and $372.1 million, respectively, in communications site acquisitions, site upgrades and new tower construction. We estimate capital investments in 1999 were approximately $557 million and that they will be approximately $165 million in 2000. We cannot assure you that our actual cash requirements will not materially exceed our estimated capital requirements and available capital. We historically have financed our capital expenditures through a combination of borrowings under bank credit facilities, a debt offering, bridge financings, equity issuances, seller financing and cash flow from operations. Significant additional acquisition or tower construction opportunities will create a need for additional capital financing. If our revenue and cash flow are not as expected, or if our borrowing base is reduced as a result of operating performance, we may have limited ability to access necessary capital. We cannot assure you that adequate funding will be available as needed or, if available, on terms acceptable to us or permitted under the terms of our existing indebtedness. The terms of additional debt financing could have important consequences to you. See "--The terms of our indebtedness impose significant restrictions on us." In addition, to qualify and remain qualified as a REIT, we must distribute to our stockholders 95% of our taxable income computed without regard to net capital gains and deductions for distributions to our stockholders and 95% of certain foreclosure income. If made, such distributions could reduce the amount of cash available to us to effect our business plan. Insufficient available funds may require us to scale back or eliminate some or all of our planned expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

The terms of our indebtedness impose significant restrictions on us.

   Certain provisions of the indenture governing our 10% senior discount notes due 2008 (the "Notes") by and between us and The Bank of New York, as trustee (the "Indenture"), contain covenants that restrict our ability to:

  . incur additional indebtedness;

  . incur liens;

  . make investments;

  . pay dividends or make certain other restricted payments;

  . consummate certain asset sales;

  . consolidate with any other person; and

  . sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

   In addition, our credit facility requires us to comply with certain financial ratios and tests, under which we are required to achieve certain financial and operating results. Our ability to meet these financial ratios and tests may be affected by events beyond our control, and we cannot assure you that they will be met. In the event of a default under our credit facility, the lenders may declare the indebtedness immediately due and payable, which would result in a default under the Indenture. We cannot assure you that we will have sufficient assets to pay indebtedness outstanding under our credit facility and the Notes. Any refinancing of our credit facility is likely to contain similar restrictive covenants. See "Description of Indebtedness."

We depend on acquisitions and the integration of those acquisitions into our business.

   Our business plan is materially dependent upon the acquisition of additional suitable communications sites at prices we consider reasonable in light of the revenue we believe we will be able to generate from these sites when acquired. Since our inception, however, the prices of acquisitions within the industry have generally increased over time. Additionally, we compete with certain wireless communications providers, site developers and other independent communications site owners and operators for acquisitions of communications sites, some of which have greater financial and other resources than we have. Increased demand for acquisitions may result in fewer acquisition opportunities for us as well as higher acquisition prices. Our inability to grow by acquisition or to accurately estimate the amount of revenue that will be generated from such acquisitions may affect us adversely. Although we believe that opportunities may exist for us to grow through acquisitions, we cannot assure you that we will be able to identify and consummate acquisitions on terms we find acceptable. Certain provisions of our credit facility and the Notes may limit our ability to effect acquisitions. See "--Our substantial indebtedness could adversely affect our financial condition; we may incur substantially more debt." Further, we cannot assure you that we will be able to profitably manage and market the space on additional communications sites acquired or successfully integrate acquired sites with our operations and sales and marketing efforts without substantial costs or delays. Acquisitions involve a number of potential risks, including the potential loss of customers, increased leverage and debt service requirements, combining disparate company cultures and facilities and operating sites in geographically diverse markets. Accordingly, we cannot assure you that one or more of our past or future acquisitions may not have a material adverse effect on our financial condition and results of operations. See "Business--Our Acquisition Strategy."

If we fail to protect our rights against persons claiming superior rights in our communications sites, our business may be adversely affected.

   Our real property interests relating to our communications sites consist of fee interests, leasehold interests, private easements and licenses, easements and rights-of-way. For various reasons, we may not always have the ability to access, analyze and verify all information regarding title and other issues prior to completing an acquisition of communications sites. We generally obtain title insurance on fee properties we acquire and rely on title warranties from sellers. Our ability to protect our rights against persons claiming superior rights in communications sites depends on our ability to:

  . recover under title policies, the policy limits of which may be less than the purchase price of the particular site;

  . in the absence of insurance coverage, realize on title warranties given by the sellers, which warranties often terminate after the expiration of a specific period, typically one to three years; and

  . realize on title covenants from landlords contained in leases.

The loss of any significant customer could adversely affect our business.

   We have certain customers that account for a significant portion of our revenue. MobileMedia Communications and its affiliates and Southern Communications and certain of its affiliates would have accounted for approximately 24% and 11%, respectively, of our revenue, on a run rate basis, at December 31, 1998. As of November 15, 1999, Arch Communications (which acquired MobileMedia Communications in 1999), Nextel and Motorola will represent 10.8%, 9.7% and 4.8%, respectively, of our revenue, on a run rate basis. The loss of one or more of these major customers, or a reduction in their utilization of our communications site rental space due to their insolvency or other inability or unwillingness to pay, could have a material adverse effect on our business, results of operations and financial condition. See "Business-- Our Customers and Customer Leases."

There are significant risks associated with construction of new towers

   The success of our growth strategy is dependent in part on our ability to construct new towers. Such construction can be delayed by factors beyond our control, including zoning and local permitting requirements, availability of erection equipment and skilled construction personnel and weather conditions. Certain communities have placed restrictions on new tower construction or have delayed granting permits required for construction. In addition, as the pace of tower construction has increased in recent years, the demand for manpower and equipment needed to erect towers has been increasing. Additionally, we cannot assure you that build opportunities will become available that meet our economic criteria. Our expansion plans call for a significant increase in construction activity. We cannot assure you that we will be able to overcome the barriers to new construction or that the number of towers planned for construction will be completed. Our failure to complete the necessary construction could have a material adverse effect on our business, financial condition and results of operations. See "Business--Our New Tower Construction Strategy."

We compete with companies that have greater financial resources.

   We face competition for customers from various sources, including:

  . wireless communications providers and utility companies that own and operate their own communications site networks and lease communications site space to other carriers;

  . site development companies that acquire space on existing communications sites for wireless communications providers and manage new tower construction;

  . other independent communications site companies; and

  . traditional local independent communications site operators.

   Wireless communications providers that own and operate their own communications site networks generally are substantially larger and have greater financial resources than we have. We believe that site location and capacity, price, quality of service, type of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting communications site rental companies. We believe that competition for communications site acquisitions will increase and that additional competitors will enter the tower rental market, certain of whom may have greater financial and other resources than we have. See "Business--Our Competition."

Our business depends on demand for wireless communications.

   Substantially all of our revenue is derived from leases of communications site space, most of which are with wireless communications providers. Accordingly, our future growth depends, to a considerable extent, upon the continued growth and increased availability of cellular and other wireless communications services. We cannot assure you that the wireless communications industry will not experience severe and prolonged downturns in the future or that the wireless communications industry will expand as quickly as forecasted. The wireless communications industry, which includes paging, cellular, personal communications services ("PCS"), fixed microwave, specialized mobile radio ("SMR"), enhanced specialized mobile radio ("ESMR") and other wireless communications providers, has undergone significant growth in recent years and remains highly competitive, with service providers in a variety of technologies and two or more providers of the same service (up to seven for PCS) within a geographic market competing for subscribers. The demand for rental space on our communications sites is dependent on a number of factors that are, to a large extent, beyond our control, including the following:

  . demand for wireless services;

  . financial condition and access to capital of wireless communications providers;

  . strategy of wireless communications providers with respect to owning or leasing communications sites;

  . government licensing of broadcast rights;

  . changes in telecommunications regulations; and

  . general economic conditions.

   The demand for space on our communications sites is primarily dependent on the demand for wireless communications services. A slowdown in the growth of the wireless communications industry in the United States would depress network expansion activities and reduce the demand for our communications sites. In addition, a downturn in a particular wireless segment as a result of technological competition or other factors beyond our control could adversely affect the demand for rental communications sites. Advances in technology could also reduce the need for site-based transmission and reception. In addition, wireless services providers often enter into "roaming" and "resale" arrangements that permit providers to serve customers in areas where they do not have facilities. In most cases, these arrangements are intended to permit a provider's customers to obtain service in areas outside the provider's license area or, in the case of resale arrangements, to permit a provider that does not have any licenses to enter the wireless marketplace.

   Current FCC rules, which are subject to sunset requirements that vary from service to service and market to market, also give licensed wireless service providers the right to enter into roaming and resale arrangements with other providers licensed to serve overlapping service areas. Such roaming and resale arrangements could be viewed by some wireless service providers as superior alternatives to constructing their own facilities or leasing space on communications sites that we own. If such arrangements were to become common, there could be a material adverse effect on our prospects, financial condition and results of operations. See "Business--Industry Background."

   The emergence of new technologies that do not require terrestrial antenna sites and can be substituted for those that do also could have a negative impact on our operations. For example, the FCC has granted license applications for four low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the FCC has issued licenses for several low-earth orbiting satellite systems that are intended to provide solely data services. Although such systems are currently highly capital-intensive and technologically untested, mobile satellite systems could compete with land-based wireless communications systems, thereby reducing the demand for the infrastructure services we provide. The occurrence of any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Our business requires compliance and approval with regulatory authorities.

   The FCC and the Federal Aviation Administration (the "FAA") regulate towers used for wireless communications transmitters and receivers. Such regulations control siting, lighting and marking of towers and may, depending on the characteristics of the tower, require registration of tower facilities. Wireless communications equipment operating on communications sites is separately regulated and independently licensed by the FCC. Certain proposals to construct new towers or to modify existing towers are reviewed by the FAA to ensure that the tower will not present a hazard to aviation. Tower owners may have an obligation to paint towers or install lighting to conform to FAA standards and to maintain such painting and lighting. Tower owners may also bear the responsibility of notifying the FAA of any tower lighting failures. Failure to comply with existing or future applicable requirements may lead to civil penalties or other liabilities. Such factors could have a material adverse effect on our financial condition or results of operations.

   Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, vary greatly, but typically require tower owners to obtain approval from local officials or community standards organizations prior to tower construction. Local regulations can delay or prevent new tower construction or site upgrade projects, thereby limiting our ability to respond to customer demand. In addition, such regulations increase costs associated with new tower construction. We cannot assure you that existing regulatory policies will not adversely affect the timing or cost of new tower construction or that additional regulations will not be adopted that increase such delays or result in additional costs to us. Such factors could have a material adverse effect on our future growth. Our customers may also become subject to new regulations or regulatory policies that adversely affect the demand for tower sites. We cannot assure you that existing regulatory policies will not adversely affect the timing or cost of new tower construction or that additional regulations will not be adopted that increase such delays or result in additional costs to us. Such factors could have a material adverse effect on our future growth. Our customers may also become subject to new regulations or regulatory policies that adversely affect the demand for tower sites. See "Business--Our New Tower Construction Strategy."

   Our growth strategy will be affected by our ability to obtain the permits, licenses and zoning relief necessary to build new towers. The tower rental industry often encounters significant public resistance when attempting to obtain the necessary permits, licenses and zoning relief for construction or improvements of towers. We cannot assure you that we can obtain the permits, licenses and zoning relief necessary to continue the expansion of our communications site rental business. The failure to obtain such permits, licenses and zoning relief would have a material adverse effect on our business, financial condition and results of operations. See "Business-- Regulatory Matters."

Our success depends upon our retaining key executives.

   Our success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support and finance personnel, some of whom may be difficult to replace. Although we maintain employment agreements with certain of our employees, we cannot assure you that the services of such personnel will continue to be available to us. We do not maintain key man life insurance policies on our executives that would adequately compensate us for any loss of services of such executives. The loss of the services of these executives could have a material adverse effect on our business.

Competing technologies and other alternatives could reduce the demand for our services.

   Most types of wireless services currently require ground-based network facilities, including communications sites, for transmission and reception. The extent to which wireless service providers lease such communications sites depends on a number of factors beyond our control, including the level of demand for such wireless services, the financial condition and access to capital of such providers, the strategy of providers with respect to owning or leasing communications sites, government licensing of communications services, changes in telecommunications regulations and general economic conditions. In addition, wireless service providers frequently enter into agreements with competitors allowing each other to utilize one another's wireless communications facilities to accommodate customers who are out of range of their home provider's services. Such agreements may be viewed by wireless service providers as a superior alternative to leasing space for their own antenna on communications sites we own. The proliferation of such agreements could have a material adverse effect on our business, financial condition or results of operations.

   The emergence of new technologies that do not require terrestrial antenna sites and can be substituted for those that do also could have a negative impact on our operations. For example, the FCC has granted license applications for four low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the FCC has issued licenses for several low-earth orbiting satellite systems that are intended to provide solely data services. Although such systems are currently highly capital-intensive and technologically untested, mobile satellite systems could compete with land-based wireless communications systems, thereby reducing the demand for the infrastructure services we provide. The occurrence of any of these factors could have a material adverse effect on our business, financial condition or results of operations.

We are subject to environmental laws that impose liability without regard to fault and environmental regulations that could adversely affect our operations.

   Our operations are subject to federal, state and local environmental laws and regulations regarding the use, storage, disposal, emission, release and remediation of hazardous and nonhazardous substances, materials or wastes. Under certain of these laws, we could be held strictly, jointly and severally liable for the remediation of hazardous substance contamination at its facilities or at third-party waste disposal sites and also could be held liable for any personal or property damage related to such contamination. Although we believe that we are in substantial compliance with and have no material liability under all applicable environmental laws, there can be no assurance that the costs of compliance with existing or future environmental laws and liability related thereto will not have a material adverse effect on our business, financial condition or results of operations.

   The FCC requires tower owners subject to the agency's antenna structure registration program to comply at the time of registration with federal environmental rules that may restrict the location of towers. Under these rules, tower owners are required initially to identify whether proposed sites are in environmentally sensitive locations. If so, the tower owners must prepare and file environmental assessments, which must be reviewed by the FCC staff prior to registration and construction of the particular towers. See "Business--Regulatory Matters."

If we sustain damage to our communications sites in excess of our insurance coverage, our business could be adversely affected.

   Our communications sites are subject to risks from vandalism and risks associated with natural disasters such as tornadoes, hurricanes, fires and earthquakes. We maintain certain insurance to cover the cost of replacing damaged communications sites and general liability insurance to protect us in the event of an accident involving a communications site, but we do not maintain business interruption insurance. Accordingly, damage to a group of our communications sites could result in a significant loss of revenue and could have a material adverse effect on our results of operations and financial condition. In addition, a communications site accident for which we are uninsured or underinsured could have a material adverse effect on our financial condition or results of operations.

Certain of our stockholders have the power to control our business. Such stockholders' interests may not be aligned with yours.

   ABRY Broadcast Partners II, L.P. ("ABRY II"), our primary stockholder, holds approximately 15% of our outstanding voting stock, and will own approximately 9.0% of our outstanding voting stock after this offering, and holds four of seven seats on our board of directors. Therefore, ABRY II has the power to exercise control over our business, policies and affairs. Moreover, subject to contractual restrictions and general fiduciary duties, we are not prohibited from engaging in transactions with management and principal stockholders, or with entities in which such persons are interested. Our certificate of incorporation does not provide for cumulative voting. See "Selling Stockholders."

We may not be able to repurchase the Notes or repay debt under our credit facility in the event of a change of control.

   Upon the occurrence of certain change of control events, holders of the Notes may require us to offer to repurchase all of their notes. We may not have sufficient funds at the time of the change of control to make the required repurchases or restrictions in our credit facility may not allow such repurchases. Additionally, a "change of control" (as defined in the Indenture) is an event of default under our credit facility, which would permit the lenders to accelerate the debt, which also would cause an event of default under the indentures.

   The source of funds for any repurchase required as a result of any change of control will be our available cash or cash generated from operating or other sources, including borrowings, sales of assets, sales of equity or funds provided by a new controlling entity. We cannot assure you, however, that sufficient funds will be available at the time of any change of control to make any required repurchases of the Notes tendered and to repay debt under our credit facility. Furthermore, the use of available cash to fund the potential consequences of a change of control may impair our ability to obtain additional financing in the future. Any future credit agreements or other agreements relating to indebtedness to which we may become a party may contain similar restrictions and provisions. See "Description of Indebtedness."

Risks concerning potential negative health effects of radio frequency emissions.

   Along with wireless communications providers that utilize our communications sites, we are subject to government requirements and other guidelines relating to radio frequency emissions. The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive. Although we have not been subject to any claims relating to radio frequency emissions, we cannot assure you that we will not be subject to such claims in the future, which could have a material adverse effect on our results of operations and financial condition. See "Business--Regulatory Matters."

If we fail to qualify as a REIT, we may be subject to a variety of taxes and penalties.

   We have elected to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code of 1986 (the "Code"). We believe that we have been organized and operated to date in such a manner as to qualify for taxation as a REIT. However, prospective investors should be aware that the federal tax rules and regulations relating to REITs are highly technical and complex, and that our qualification as a REIT during each taxable year (including prior years) will depend on our ability to meet these requirements, through actual annual operating results, income distribution levels, stock ownership requirements and tests relating to our assets and sources of income. Therefore, we cannot assure you that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT. Furthermore, depending on our assessment of the strategic importance of acquisitions which may become available to us in our existing line of business or in complementary non-real estate based communications site or services activities, we may acquire, operate and derive income from assets, businesses or entities that will cause us to no longer qualify as a REIT. In this regard, we recently acquired certain assets from Motorola prior to determining whether such assets, and the income derived from such assets, would permit us to continue to meet the qualification requirements for a REIT. Subsequent to making such commitment, we structured the ownership of the assets so acquired in a manner that we believe will ensure our continued qualifications as a REIT. See "Business--Our Acquisition Strategy--Motorola Antenna Site Acquisition" and "Business--REIT Status."

   However, because of the restrictions imposed on our operations by seeking to retain our qualification as a REIT, we have evaluated whether to terminate our REIT qualification. With respect to taxable years for which we are qualified as a REIT, we could be subject to a variety of taxes and penalties if we engage in certain prohibited transactions, fail to satisfy REIT distribution requirements or recognize gain on the sale or other disposition of certain types of property. See "Business--REIT Status." If we cease to remain qualified as a REIT and we cannot utilize any of the relief provisions which may be applicable, or terminate our REIT election voluntarily, we will be subject to corporate level income tax at regular corporate rates on our net income unreduced by distributions to stockholders, together with interest and penalties to the extent applicable to prior periods. However, because we have not reported any net taxable income (determined before the deduction for dividends paid) in any of our corporate income tax returns since our filing of an election to be taxed as a REIT, unless our reported net taxable loss is adjusted, any corporate income tax liability from a retroactive determination by the Internal Revenue Service (the "Service") that we, to date, failed to satisfy all of the requirements for REIT qualification during any such year would likely be minimal. Nevertheless, with respect to any year in which we recognize positive net taxable income, the loss of REIT status or a determination that we did not qualify as a REIT may have a material adverse affect on our financial condition or results from operations. In such circumstances, we may have made distributions to our stockholders as required to retain our REIT status but would neither be entitled to receive such distributions back from our stockholders nor be entitled to a tax deduction for such distributions. At the present time, we do not anticipate that we will recognize net taxable income for the foreseeable future.

We cannot assure you that the impact of the Year 2000 date change on computer systems will not have significant adverse effects on us.

   Currently, many computer systems and software products are coded to accept only two digit entries in the year code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. We and third parties with whom we do business rely on numerous computer programs in our day-to-day operations. Due to the proximity of the date of this Prospectus to January 1, 2000, we continue to monitor Year 2000 issues as they relate to our internal computer systems and third party computer systems with whom we interact. We have incurred internal staff costs as well as approximately $100,000 of consulting and other expenses related to the Year 2000 compliance program we have undertaken in order to address these issues. In addition, the appropriate course of action may include replacement or an upgrade of certain systems or equipment at a substantial cost to us. We cannot assure you that our Year 2000 compliance program, or similar programs by third parties with whom we do business, will be successful. We may incur significant costs in resolving our Year 2000 issues. If not resolved, these issues could have a significant adverse impact on our business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

Virtually all of our shares will be eligible for sale after this offering, which could result in a decline in our stock price.

   If our stockholders sell substantial amounts of our Common Stock in the public market following this offering, the market price of our Common Stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on shares outstanding as of December 28, 1999, upon completion of this offering, we will have 46,394,520 shares of Common Stock outstanding. Of these shares, 41,026,000 shares will be freely tradeable and 5,368,520 shares will become eligible for sale in the public market as follows:

 Number of
  Shares                                   Date
 ---------                                 ----
           At various times after the date of this Prospectus pursuant to Rule
    90,561 144
           At various times after 90 days from the date of this Prospectus
 5,277,959 pursuant to Rule 144

   These shares are subject to contractual restrictions with us and in most cases, with the Underwriters, that prevent them from being sold until 90 days after the effective date of the registration statement for this offering without the consent of Deutsche Bank Securities Inc.

   As of December 31, 1999, options to purchase 2,949,691 shares of Common Stock were outstanding and shares acquired upon exercise of these option will be eligible for sale in the public market from time to time subject to vesting and the 90-day lockup restrictions that apply to the outstanding stock. The possible sale of a significant number of these shares may cause the price of our Common Stock to decline.

We expect to experience volatility in our stock price that could affect your investment.

   The stock market has from time to time experienced significant price and volume fluctuations that have affected the market price for the common stock of companies. In the past, certain broad market fluctuations have been unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a material decline in the market price of our Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against such company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could have a material adverse effect upon our business and operating results.

We have adopted anti-takeover provisions that could affect the sale of Pinnacle.

   Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock-- Certain Provisions of Our Certificate of Incorporation and Bylaws" and "Description of Capital Stock--Certain Provisions of Delaware Law."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

   We make "forward-looking statements" throughout this Prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this Prospectus will happen as described (or that they will happen at all). You should read this Prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation may change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties including:

  . the significant considerations discussed in this Prospectus;

  . risks associated with the effect of economic conditions;

  . our outstanding indebtedness and our ability to pay interest and principal on our debt;

  . future capital needs;

  . restrictions imposed by the terms of our indebtedness;

  . risks associated with the Motorola Antenna Site Acquisition;

  . our ability to successfully identify, complete and integrate acquisitions;

  . our ability to protect our rights in our property and to insure against losses from damage to our communications sites;

  . risks associated with construction of new towers;

  . risks associated with retaining our significant customers;

  . the impact of competition and technological change on us;

  . our dependence on the wireless communications industry;

  . the impact of legislation and regulation;

  . the impact of competing technologies and other alternatives on our services;

  . the loss of key employees;

  . our ability to repurchase our Notes or repay debt under our credit facility if a change of control occurs;

  . our ability to maintain our REIT status.

   You should read carefully the section of this Prospectus under the heading "Risk Factors" beginning on page 9. We assume no responsibility for updating forward looking information contained in this Prospectus.

                                USE OF PROCEEDS

   The net proceeds to Pinnacle from the sale of the 5,300,000 shares being offered by us and the net proceeds to the Selling Stockholders from the sale of the 2,700,000 shares being offered by them assuming a public offering price of $40.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses, are estimated to be approximately $202.0 million and $103.4 million, respectively, or $232.6 million and $118.7 million, respectively, if the underwriters' over-allotment option is exercised in full. We intend to use the net proceeds of this offering to repay existing debt under our credit facility. The net proceeds of this offering received by the Selling Stockholders will not be available to us.

   The portion of our debt outstanding under our credit facility that is being repaid from the net proceeds of this offering was drawn under the revolving line of credit portion of our credit facility and currently bears interest at a rate per annum of the 90-day London Interbank Offered Rate plus 2.75%. Beginning September 30, 2001, the availability under such revolving line of credit starts reducing by specified amounts on a quarterly basis until June 30, 2006, when it must be repaid in full. Advances under the revolving line of credit were primarily used to finance various acquisitions of communications sites.

                                    DILUTION

   The net tangible book value of our Common Stock at September 30, 1999 was $383.0 million or $9.32 per share. "Net tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding, excluding all outstanding stock options and the underwriters' over-allotment options. Without taking into account any other changes in the pro forma net tangible book value after September 30, 1999, other than to give effect to the receipt by us of the net proceeds from the sale of 5,300,000 shares of Common Stock in this offering (assuming an offering price of $40.00 per share), the pro forma net tangible book value of our Common Stock as of September 30, 1999 would have been $12.61 per share of Common Stock. This represents an immediate increase in net tangible book value of $3.29 per share to existing stockholders and an immediate dilution of $27.39 per share to new investors. The following table illustrates this per share dilution:

   Assumed public offering price per share........................       $40.00
                                                                         ------
     Net tangible book value per share at September 30, 1999...... $9.32
                                                                   -----
     Increase per share attributable to this offering............. $3.29
                                                                   -----
   Pro forma net tangible book value per share after this
    offering......................................................       $12.61
                                                                         ------
   Dilution per share to new investors............................       $27.39
                                                                         ======

                                DIVIDEND POLICY

   In order to qualify as a REIT for federal income tax purposes, among other things we must make distributions each taxable year (not including any return of capital for federal income tax purposes) equal to at least 95% of our real estate investment trust taxable income, although our board of directors, in its discretion, may increase that percentage as it deems appropriate and 95% of certain foreclosure income. See "Certain Federal Income Tax Considerations-- Requirements for REIT Qualification--Distribution Requirements". The declaration of distributions is within the discretion of our board of directors and depends upon our cash available for distribution, current and projected cash requirements, tax considerations and other factors.

   We intend to make distributions to holders of our Common Stock only in the minimum amount necessary to satisfy the REIT distribution requirements necessary to maintain REIT status and intend to retain available cash in excess of such amount for future operation and expansion of our business. In this regard, we do not expect for the foreseeable future that we will have real estate investment trust taxable income which will be required to be distributed in order to maintain our REIT status. See "Certain Federal Income Tax Considerations--Requirements for REIT Qualification--Distribution Requirements." Any determination to declare or pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and any contractual restrictions, considerations imposed by applicable law and other factors deemed relevant by our board of directors.

                          PRICE RANGE OF COMMON STOCK

   Our Common Stock began trading on the Nasdaq National Market under the symbol "BIGT" on February 19, 1999. The following table sets forth the range of high and low sale prices per share for our Common Stock as reported on the Nasdaq National Market for the periods indicated:

                                                                   High    Low
                                                                 -------- ------
   1999
   First quarter................................................ $15.125  $14.00
   Second quarter............................................... $24.50   $15.00
   Third quarter................................................ $28.3125 $22.75
   Fourth quarter (through December 29, 1999)................... $43.25   $22.00

   On December 29, 1999, the last sale price of our Common Stock as reported on the Nasdaq National Market was $40.00 per share. On December 28, 1999 there were 80 holders of record of our Common Stock.

                                 CAPITALIZATION

   The Actual column in the following table sets forth our actual capitalization as of September 30, 1999. The Pro Forma column gives effect to
(1) all acquisitions of communications site rental businesses completed after September 30, 1999 through December 24, 1999; (2) all other individually insignificant acquisitions of communications site rental businesses for which we have entered into agreements or letters of intent to acquire as of December 24, 1999, and that we believe are probable; (3) the Motorola Antenna Site Acquisition; (4) the financing of the acquisitions referenced in (1) through
(3) above under our credit facility; and (5) the Secondary Offering. The Pro Forma as Adjusted column gives effect to items (1) through (5) above as well as this offering and the application of the proceeds therefrom. The following table does not include 3,000,000 shares reserved for issuance under our stock option plan, 2,949,691 of which are subject to outstanding options with a weighted average exercise price of $16.52 per share.

                                              As of September 30, 1999
                                        --------------------------------------
                                                                  Pro Forma
                                          Actual    Pro Forma   as Adjusted(1)
                                        ----------  ----------  --------------
Cash and cash equivalents.............. $  151,868  $  151,868    $  151,868
                                        ==========  ==========    ==========
Credit facility(2)..................... $  444,300  $  601,851    $  399,861
Notes..................................    232,492     232,492       232,492
Notes payable(3).......................     21,528      21,528        21,528
                                        ----------  ----------    ----------
    Total long-term debt...............    698,320     855,871       653,881
Stockholders' equity:
Common Stock, $0.001 par value,
 100,000,000 shares authorized;
 41,094,520 shares issued and
 outstanding...........................         41          41            46
Additional paid-in capital.............    489,426     489,426       691,411
Accumulated deficit....................    (92,415)    (92,415)      (92,415)
                                        ----------  ----------    ----------
    Total stockholders' equity.........    397,052     397,052       599,042
                                        ----------  ----------    ----------
    Total capitalization............... $1,095,372  $1,252,923    $1,252,923
                                        ==========  ==========    ==========

--------
(1) As adjusted to give effect to the sale of our Common Stock at an offering price of $40.00 per share.
(2) Availability under our credit facility after giving effect to the use of proceeds from this offering will be $244.4 million after giving effect to $25.7 million of outstanding letters of credit, which reduce availability thereunder.
(3) Notes payable consists of notes issued to tower sellers in our acquisition of towers. Interest rates range from 8.5% to 13.0% and our Common Stock payable mature at varying dates through December 2020.

                     OUR UNAUDITED PRO FORMA FINANCIAL DATA

   The Unaudited Pro Forma Consolidated Balance Sheet at September 30, 1999 gives pro forma effect to:

  . the acquisition of individually insignificant site rental businesses completed subsequent to September 30, 1999 through December 24, 1999;

  . the Motorola Antenna Site Acquisition and transfer of rooftop communication sites described elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Our Acquisition Strategy;"

  . other individually insignificant acquisitions of site rental businesses for which we have entered into agreements or letters of intent to acquire as of December 24, 1999, and that we believe are probable;

  . the related financing of the acquisitions referred to above;

  . the Secondary Offering in July 1999; and

  . this offering and the application of the net proceeds therefrom as described under "Use of Proceeds,"

as if each had occurred as of September 30, 1999.

   The Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 gives pro forma effect to:

  . all individually insignificant acquisitions completed during 1998;

  . acquisitions of other communications sites completed since January 1, 1999;

  . the Southern Towers Acquisition described elsewhere in this Prospectus.
    See "Business--Our Acquisition Strategy;"

  . the MobileMedia Acquisition described elsewhere in this Prospectus. See
    "Business--Our Acquisition Strategy;"

  . the Motorola Antenna Site Acquisition and transfer of rooftop communication sites described elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Our Acquisition Strategy;"

  . other individually insignificant acquisitions of site rental businesses for which we have entered into agreements or letters of intent to acquire as of December 24, 1999, and that we believe are probable;

  . related financing of the acquisitions referred to above;

  . our IPO in February 1999 and the Secondary Offering in July 1999 described elsewhere in this Prospectus; and

  . this offering and the application of the net proceeds therefrom as described under "Use of Proceeds,"

as if each had occurred as of January 1, 1998.

   We account for our acquisitions under the purchase method of accounting. The total cost of site rental businesses acquired including related fees and expenses is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The purchase price allocations for the respective acquisitions included in the unaudited pro forma data are preliminary.

However, we do not expect that the final allocation of the purchase price will be materially different from its preliminary allocation.

   The unaudited pro forma financial data are provided for informational purposes only and are not necessarily indicative of our results of operations or financial position had the transactions assumed therein occurred, nor are they necessarily indicative of the results of operations that may be expected to occur in the future. There can be no assurance whether or when any of the probable acquisitions reflected in the unaudited pro forma data will be completed. Furthermore, the unaudited pro forma financial data are based upon assumptions that we believe are reasonable and should be read in conjunction with the financial statements and the accompanying notes thereto included elsewhere in this Prospectus.

                UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                           As of September 30, 1999
                                (in thousands)

                                         Adjustments
                                             for
                                        Acquisitions
                            Pinnacle      Completed
                            Holdings    Subsequent to Adjustments for             Adjustments Pro Forma
                          September 30, September 30,    Probable                   for the       as
                              1999         1999(a)    Acquisitions(a) Pro Forma   Offering(b)  Adjusted
                          ------------- ------------- --------------- ----------  ----------- ----------
Assets
Current assets:
 Cash and cash equiva-
 lents..................   $  151,868      $   --        $    --      $  151,868   $    --    $  151,868
 Accounts receivable....        7,555          --             --           7,555        --         7,555
 Prepaid expenses and
 other current assets...        6,193          --             --           6,193        --         6,193
                           ----------      -------       --------     ----------   --------   ----------
 Total current assets...      165,616          --             --         165,616        --       165,616
 Tower assets, net......      861,753       28,416        129,135      1,019,304        --     1,019,304
 Leasehold interests,
 net....................       81,071          --             --          81,071        --        81,071
 Fixed assets, net......        3,606          --             --           3,606        --         3,606
 Land...................       31,612          --             --          31,612        --        31,612
 Deferred debt costs,
 net....................       14,027          --             --          14,027        --        14,027
 Other assets...........        2,613          --             --           2,613        --         2,613
                           ----------      -------       --------     ----------   --------   ----------
                           $1,160,298      $28,416       $129,135     $1,317,849   $    --    $1,317,849
                           ==========      =======       ========     ==========   ========   ==========
Liabilities
Current liabilities:
 Accounts payable.......   $    4,904      $   --        $    --      $    4,904   $    --    $    4,904
 Accrued expenses.......       48,652          --                         48,652        --        48,652
 Deferred revenue.......        4,345          --             --           4,345        --         4,345
Current portion of long-
term debt...............        6,666          --             --           6,666        --         6,666
                           ----------      -------       --------     ----------   --------   ----------
 Total current liabili-
 ties...................       64,567          --             --          64,567        --        64,567
Long-term debt..........      698,320       28,416        129,135        855,871   (201,990)     653,881
Other liabilities.......          359          --             --             359        --           359
                           ----------      -------       --------     ----------   --------   ----------
                              763,246       28,416        129,135        920,797   (201,990)     718,807
Stockholders' Equity:
Common stock............           41          --             --              41          5           46
Additional paid-in capi-
tal.....................      489,426          --             --         489,426    201,985      691,411
Accumulated deficit.....      (92,415)         --             --         (92,415)       --       (92,415)
                           ----------      -------       --------     ----------   --------   ----------
 Total stockholders' eq-
 uity...................      397,052          --             --         397,052    201,990      599,042
                           ----------      -------       --------     ----------   --------   ----------
                           $1,160,298      $28,416       $129,135     $1,317,849   $    --    $1,317,849
                           ==========      =======       ========     ==========   ========   ==========

   See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                 (in thousands)

(a) Reflects our preliminary allocation of purchase price in accordance with the purchase method of accounting for individually insignificant acquisitions of site rental assets, and the related debt financing of such acquisitions under our credit facility, as follows:

                                                               Number Aggregate
                                                   Number of     of   Purchase
                                                  Acquisitions Sites  Price(1)
                                                  ------------ ------ ---------
   Acquisitions of individually insignificant
    site rental businesses that we completed in
    the period October 1, 1999 through December
    24, 1999....................................       48        32   $ 28,416
   Other individually insignificant acquisitions
    of site rental businesses for which we have
    entered into agreements or letters of intent
    to acquire as of December 30, 1999, and
    which we believe are probable...............       71       766   $129,135

  --------
  (1) Includes estimated fees and expenses related to the acquisitions of $989, and $5,033, respectively.

(b) Reflects the receipt and use of estimated net proceeds of this offering to us of $202.0 million net of the estimated underwriting discounts and commissions and expenses from this offering totaling $10.0 million.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                         Year Ended December 31, 1998
                   (in thousands, except per share amounts)

                     Pinnacle                   Adjustments    Adjustments    Adjustments                    Adjustments
                     Holdings    Adjustments    for Southern       for        for Motorola    Adjustments        for
                   December 31, for Completed      Towers      MobileMedia   Antenna Sites   for Probable   Initial Public
                       1998     Acquisition(a) Acquisition(b) Acquisition(c) Acquisition(d) Acquisitions(e)  Offering(f)
                   ------------ -------------- -------------- -------------- -------------- --------------- --------------
Site rental
revenue..........    $ 32,019      $ 19,843       $   836        $  8,863       $ 85,108        $14,090        $    --
Site operating
expenses,
excluding
depreciation and
amortization.....       6,166         3,143           185             836         47,582          2,247             --
                     --------      --------       -------        --------       --------        -------        --------
Gross profit,
excluding
depreciation and
amortization.....      25,853        16,700           651           8,027         37,526         11,843             --
Other expenses:
 General and
 administrative..       4,175           --             15             381         14,034            --              --
 Corporate
 development.....       6,382           --            --              --             --             --              --
 State franchise,
 excise and
 minimum taxes...         686           --            --              --             --             --              --
Depreciation.....      22,513        17,223           955           7,636         45,370          8,609             --
                     --------      --------       -------        --------       --------        -------        --------
                       33,756        17,223           970           8,017         59,404          8,609             --
Income (loss)
from operations..      (7,903)         (523)         (319)             10        (21,878)         3,234             --
Interest
expense..........      12,300        22,398        (1,969)          5,599         20,825         10,976         (10,661)(i)
Amortization of
original issue
discount and debt
issuance costs...      16,427           --          4,138             --             --             --              --
                     --------      --------       -------        --------       --------        -------        --------
Income/(loss)
before
extraordinary
item.............     (36,630)      (22,921)       (2,488)         (5,589)       (42,703)        (7,742)         10,661
Extraordinary
loss from
extinguishment of
debt.............       5,641           --            --              --             --             --              --
                     --------      --------       -------        --------       --------        -------        --------
Net loss.........    $(42,271)     $(22,921)      $(2,488)       $ (5,589)      $(42,703)       $(7,742)       $ 10,661
                     ========      ========       =======        ========       ========        =======        ========
Payable in kind
preferred
dividends and
accretion........       3,094           --            --            6,438            --             --           (9,532)
                     --------      --------       -------        --------       --------        -------        --------
Net loss
attributable to
common
stockholders.....    $(45,365)     $(22,921)      $(2,488)       $(12,027)      $(42,703)       $(7,742)       $ 20,193
                     ========      ========       =======        ========       ========        =======        ========
Basic loss per
common share:
 Loss before
 extraordinary
 item............      (95.03)
 Extraordinary
 item............      (13.50)
                     --------
Net loss.........    $(108.53)
                     ========
Weighted average
number of common
shares...........         418
                   Adjustments
                       for               Adjustments   Pro
                    Secondary    Pro       for the   Forma as
                   Offering(g)  Forma    Offering(h) Adjusted
                   ----------- --------- ----------- ---------
Site rental
revenue..........    $   --    $160,759    $   --    $160,759
Site operating
expenses,
excluding
depreciation and
amortization.....        --      60,159        --      60,159
                   ----------- --------- ----------- ---------
Gross profit,
excluding
depreciation and
amortization.....        --     100,600        --     100,600
Other expenses:
 General and
 administrative..        --      18,605        --      18,605
 Corporate
 development.....        --       6,382        --       6,382
 State franchise,
 excise and
 minimum taxes...        --         686        --         686
Depreciation.....        --     102,306        --     102,306
                   ----------- --------- ----------- ---------
                         --     127,979        --     127,979
Income (loss)
from operations..        --     (27,379)       --     (27,379)
Interest
expense..........    (17,469)    41,999    (17,169)    24,830
Amortization of
original issue
discount and debt
issuance costs...        --      20,565        --      20,565
                   ----------- --------- ----------- ---------
Income/(loss)
before
extraordinary
item.............     17,469    (89,943)    17,169    (72,774)
Extraordinary
loss from
extinguishment of
debt.............        --       5,641        --       5,641
                   ----------- --------- ----------- ---------
Net loss.........    $17,469   $(95,584)   $17,169   $(78,415)
                   =========== ========= =========== =========
Payable in kind
preferred
dividends and
accretion........        --         --         --         --
                   ----------- --------- ----------- ---------
Net loss
attributable to
common
stockholders.....    $17,469   $(95,584)   $17,169   $(78,415)
                   =========== ========= =========== =========
Basic loss per
common share:
 Loss before
 extraordinary
 item............                 (2.19)                (1.57)
 Extraordinary
 item............                 (0.14)                (0.12)
                               ---------             ---------
Net loss.........              $  (2.33)             $  (1.69)
                               =========             =========
Weighted average
number of common
shares...........                41,095                46,395


   See accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                  Operations.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                     Nine months ended September 30, 1999
                   (in thousands, except per share amounts)

                   Pinnacle                   Adjustments                   Adjustments Adjustments
                   Holdings    Adjustments    for Motorola  Adjustments for for Initial     for               Adjustments
                   September  for Completed   Antenna Site     Probable       Public     Secondary    Pro       for the
                   30, 1999   Acquisition(j) Acquisition(k) Acquisitions(e) Offering(f) Offering(g)  Forma    Offering(h)
                   ---------  -------------- -------------- --------------- ----------- ----------- --------  -----------
Site rental
revenue..........  $ 48,816      $ 7,532         $55,663        $10,568       $   --     $    --    $122,579    $   --
Site operating
expenses,
excluding
depreciation and
amortization.....    11,691        1,105          30,030          1,685           --          --      44,511        --
                   --------      -------        --------        -------       -------    --------   --------    -------
Gross profit
excluding
depreciation and
amortization.....    37,125        6,427          25,633          8,883           --          --      78,068        --
Other expenses:
 General and
 administrative..     2,823          --            7,956            --            --          --      10,779        --
 Corporate
 development.....     5,731          --              --             --            --          --       5,731        --
 State franchise,
 excise and
 minimum taxes...       700          --              --             --            --          --         700        --
 Depreciation....    35,118        6,186          30,246          6,457           --          --      78,007        --
                   --------      -------        --------        -------       -------    --------   --------    -------
                     44,372        6,186          38,202          6,457           --          --      95,217        --
Income/(loss)
from operations..    (7,247)         241         (12,569)         2,426           --          --     (17,149)       --
Interest
expense..........    14,439        7,887          15,619          8,232        (7,995)    (13,102)    25,080    (12,877)
Amortization of
original issue
discount and debt
issuance costs...    17,335          --              --             --            --          --      17,335        --
                   --------      -------        --------        -------       -------    --------   --------    -------
Net loss.........  $(39,021)     $(7,646)       $(28,188)       $(5,806)      $ 7,995    $ 13,102   $(59,564)   $12,877
                   ========      =======        ========        =======       =======    ========   ========    =======
Dividends and
accretion on
preferred stock..     2,930          --              --             --         (2,930)        --         --         --
                   --------      -------        --------        -------       -------    --------   --------    -------
Net loss
attributable to
common stock.....  $(41,951)     $(7,646)       $(28,188)       $(5,806)      $10,925    $ 13,102   $(59,564)   $12,877
                   ========      =======        ========        =======       =======    ========   ========    =======
Basic and diluted
loss per common
share............  $  (1.41)                                                                        $  (1.45)
Weighted average
number of shares
of common stock
outstanding......    29,721                                                                           41,095
                     Pro
                   Forma as
                   Adjusted
                   ---------
Site rental
revenue..........  $122,579
Site operating
expenses,
excluding
depreciation and
amortization.....    44,511
                   ---------
Gross profit
excluding
depreciation and
amortization.....    78,068
Other expenses:
 General and
 administrative..    10,779
 Corporate
 development.....     5,731
 State franchise,
 excise and
 minimum taxes...       700
 Depreciation....    78,007
                   ---------
                     95,217
Income/(loss)
from operations..   (17,149)
Interest
expense..........    12,203
Amortization of
original issue
discount and debt
issuance costs...    17,335
                   ---------
Net loss.........  $(46,687)
                   =========
Dividends and
accretion on
preferred stock..       --
                   ---------
Net loss
attributable to
common stock.....  $(46,687)
                   =========
Basic and diluted
loss per common
share............  $  (1.01)
Weighted average
number of shares
of common stock
outstanding......    46,395


   See accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                  Operations.

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (in thousands)

(a) Reflects the historical, pre-acquisition results of operations (in aggregate) for the acquisitions of rental site businesses other than the Southern Towers Acquisition and the MobileMedia Acquisition completed by us during 1998 and those completed in the period January 1, 1999 through their respective date of acquisition (but no later than September 30, 1999), and the related debt financing of such acquisitions under our credit facility, as follows:

                                        Acquisitions Acquisitions
                                         Completed     Completed   Adjustments
                                           as of     Subsequent to     for
                                        December 31, December 31,   Completed
                                            1998         1998      Acquisitions
                                        ------------ ------------- ------------
   Site rental revenues...............    $ 1,699      $ 18,144      $ 19,843
   Site operating expenses, excluding
    depreciation and amortization.....        340         2,803         3,143
                                          -------      --------      --------
   Gross profit excluding depreciation
    and amortization..................      1,359        15,341        16,700
   General and administrative.........        --            --            --
   Depreciation.......................      1,948        15,275        17,223
                                          -------      --------      --------
   Income/(loss) from operations......       (589)           66          (523)
   Interest expense...................      2,922        19,476        22,398
                                          -------      --------      --------
   Net income (loss)..................    $(3,511)     $(19,410)     $(22,921)
                                          =======      ========      ========

(b) Reflects the historical operating results of Southern Communications site operations and the pro forma effect of site rental revenue, site operating expenses and site asset depreciation, and the related financing of the Southern Towers Acquisition under our credit facility, assuming the transaction was completed on January 1, 1998, as follows:

                                   Southern Towers
                                 for the Period from               Adjustments
                                   January 1, 1998                 for Southern
                                  through March 3,                    Towers
                                        1998         Adjustments   Acquisition
                                 ------------------- -----------   ------------
                                     (unaudited)     (unaudited)   (unaudited)
   Site rental revenues........         $ 178          $   658 (1)   $   836
   Site operating expenses,
    excluding depreciation and
    amortization...............           153               32 (1)       185
                                        -----          -------       -------
   Gross profit excluding
    depreciation and
    amortization...............            25              626           651
   General and administrative..            15              --             15
   Depreciation................           340              615 (2)       955
                                        -----          -------       -------
   Loss from operations........          (330)              11          (319)
   Interest income.............           --            (1,969)(3)    (1,969)
   Amortization of original
    issue discount and debt
    issuance costs.............           --             4,138 (3)     4,138
                                        -----          -------       -------
   Net loss....................         $(330)         $(2,158)      $(2,488)
                                        =====          =======       =======

  --------
  (1) Represents incremental increases in pro forma site rental revenues and operating expenses pursuant to the executed lease agreement with Southern Communications, and related affiliates.
  (2) Reflects the increase in pro forma depreciation on site assets acquired resulting from our preliminary application of purchase accounting.
  (3) Reflects the pro forma increase in net interest expense associated with the financing of the Southern Towers Acquisition.

(c) Reflects the historical operating results of MobileMedia and its subsidiaries' tower operations and the pro forma effect of site rental revenue, site operating expenses and site asset depreciation, and the related financing of the MobileMedia Acquisition, assuming the transaction was completed on January 1, 1998, as follows:

                                MobileMedia for
                                the Period from
                                January 1, 1998                 Adjustments for
                                    through                       MobileMedia
                               September 2, 1998 Adjustments     Acquisitions
                               ----------------- -----------    ---------------
                                  (unaudited)    (unaudited)      (unaudited)
   Site rental revenues......       $1,698        $  7,165 (1)     $  8,863
   Site operating expenses,
    excluding depreciation
    and amortization.........          690             146 (1)          836
                                    ------        --------         --------
   Gross profit excluding
    depreciation and
    amortization.............        1,008           7,019            8,027
   General and
    administrative...........          381             --               381
   Depreciation..............          356           7,280 (2)        7,636
                                    ------        --------         --------
   Loss from operations......          271            (261)              10
   Interest expense..........          --            5,599 (3)        5,599
                                    ------        --------         --------
   Net income (loss).........          271          (5,860)          (5,589)
   Dividends and accretion on
    preferred stock..........          --            6,438 (4)        6,438
                                    ------        --------         --------
   Net income (loss)
    attributate to common
    stock....................       $  271        $(12,298)        $(12,027)
                                    ======        ========         ========

  --------
  (1) Represents incremental increases in pro forma tower revenues and operating pursuant to the executed lease agreement with MobileMedia, and its subsidiaries.
  (2) Reflects the increase in pro forma depreciation on tower assets acquired resulting from our preliminary application of purchase accounting.
  (3) Reflects the increase in pro forma interest expense associated with the debt financing of the MobileMedia Acquisition under our credit facility.
  (4) Reflects dividends accrued and accretion to liquidation value on preferred stock we previously had outstanding.
(d) Reflects the historical operating results of Motorola antenna site business and the pro forma effect of operations, and the related financing of the Motorola Antenna Site Acquisition under our credit facility and the issuance of the Common Stock, assuming the transaction was completed on January 1, 1998, as follows:

                                                  Motorola for the                Adjustments for
                                                    Period Ended                     Motorola
                                                    December 31,                   Antenna Site
                                                        1998       Adjustments    Acquisition(1)
                                                  ---------------- -----------    ---------------
                                                                   (unaudited)      (unaudited)
   Site rental revenue..........................      $85,608       $   (500)(1)     $ 85,108
   Site operating expenses, excluding
    depreciation and amortization...............       50,416         (2,834)(2)       47,582
                                                      -------       --------         --------
   Gross margin excluding depreciation and
    amortization................................       35,192          2,334           37,526
   Other expenses:
   General and administrative...................       11,516         (1,650)(3)        9,866
   Allocated costs from parent..................        4,168            --             4,168
   Depreciation and amortization................        8,476         36,894 (4)       45,370
                                                      -------       --------         --------
   Income (loss) from operations................       11,032        (32,910)         (21,878)
   Interest expense.............................          --          20,825 (5)       20,825
                                                      -------       --------         --------
   Net income (loss) before income taxes........      $11,032       $(53,735)        $(42,703)
                                                      =======       ========         ========

  --------

  (1) Represents the pro forma adjustment to site rental revenue and site operating expense for those sites leased from us by the Motorola antenna site business, as such amounts will be eliminated as a direct result of the Motorola Antenna Site Acquisition.
  (2) Represents the pro forma adjustment to site operating expense for those sites leased from us by the Motorola antenna site business, as such assets will be eliminated as a direct result of the Motorola Antenna Site Acquisition as well as elimination of certain losses on adverse leases that are accrued for under our preliminary application of purchase accounting.
  (3) Represents elimination of historical personnel costs related to employees who will not continue under the Motorola Purchase Agreement as well as certain losses on adverse leases that are accrued for under our preliminary application of purchase accounting.
  (4) Represents the increase in depreciation and amortization expense as a result of our application of purchase accounting and our preliminary fair value determination of acquired assets.
  (5) Represents the additional pro forma interest expense associated with the financing of the Motorola Antenna Site Acquisition under our credit facility.

(e) Reflects the adjustment to results of operations for 71 separate acquisitions pending as of December 28, 1999 of 766 sites, for which we have entered into agreements or letters of intent, and which we believe are probable, each of which is individually immaterial, assuming such transactions were completed as of January 1, 1998.

(f) Reflects the pro forma effects of our IPO, assuming it was completed as of January 1, 1998.

(g) Reflects the pro forma effect of the Secondary Offering.

(h) Reflects the pro forma effect of the offering of our Common Stock in this offering.

(i) Reflects the decrease in pro forma interest expense resulting from the use of a portion of the net proceeds from both the Notes offering and our IPO to repay pro forma outstanding debt under our credit facility, assuming such transactions were completed as of January 1, 1998.

(j) Reflects the historical, pre-acquisition results of operations (in aggregate) for the acquisitions of rental tower businesses other than the Motorola Antenna Site Acquisition that we completed in the period January 1, 1999 through their respective date of acquisition (but no later than September 30, 1999), and the related debt financing under our credit facility, as follows:

                                   Acquisitions  Acquisitions
                                     Completed     Completed
                                       as of     Subsequent to Adjustments for
                                   September 30, September 30,    Completed
                                       1999          1999      Acquisitions(1)
                                   ------------- ------------- ---------------
   Site rental revenues...........    $ 5,762       $ 1,770        $ 7,532
   Site operating expenses,
    excluding depreciation and
    amortization..................        948           157          1,105
                                      -------       -------        -------
   Gross profit excluding
    depreciation and
    amortization..................      4,814         1,613          6,427
   General and administrative.....        --            --             --
   Depreciation...................      4,765         1,421          6,186
                                      -------       -------        -------
   Income from operations.........         49           192            241
   Interest expense...............      6,075         1,812          7,887
                                      -------       -------        -------
   Net loss.......................    $(6,026)      $(1,620)       $(7,646)
                                      =======       =======        =======

  --------
  (1) Represents the aggregate adjustment to results of operations for 160 separate acquisitions of 330 total sites completed during the period from January 1, 1999 through December 24, 1999, other than the Motorola Antenna Site Acquisition, each of which acquisitions were individually immaterial, assuming such transactions were completed as of January 1, 1999.

(k) Reflects the historical operating results of the Motorola antenna site business and the pro forma effect of operations and the related financing of the Motorola Antenna Site Acquisition under our credit facility and the issuance of Common Stock, assuming the transaction was completed on January 1, 1998, as follows:

                                Motorola for the
                                  Period from                   Adjustments for
                                January 1, 1999                    Motorola
                                    through                      Antenna Site
                                August 31, 1999  Adjustments      Acquisition
                                ---------------- -----------    ---------------
                                  (unaudited)    (unaudited)      (unaudited)
   Site rental revenue........      $56,108       $   (445)(1)     $ 55,663
   Site operating expenses,
    excluding depreciation and
    amortization..............       32,031         (2,001)(2)       30,030
                                    -------       --------         --------
   Gross margin, excluding
    depreciation and
    amortization..............       24,077          1,556           25,633
   Other expenses:
    Selling, general and
     administrative...........        7,011         (1,100)(3)        5,911
    Allocated costs from
     parent...................        2,045            --             2,045
    Depreciation and
     amortization.............        5,596         24,650 (4)       30,246
                                    -------       --------         --------
   Income (loss) from
    operations................        9,425        (21,994)         (12,569)
   Interest expense...........          --          15,619 (5)       15,619
                                    -------       --------         --------
   Net income (loss) before
    income taxes..............      $ 9,425       $(37,613)        $(28,188)
                                    =======       ========         ========

  --------
  (1) Represents the pro forma adjustment to site rental revenue and site operating expense for those sites leased from us by the Motorola antenna site business, as such amounts will be eliminated as a direct result of the Motorola Antenna Site Acquisition.
  (2) Represents the pro forma adjustments to site rental revenue for those sites leased from us by the Motorola antenna site business, as such amounts will be eliminated as a direct result of the Motorola Antenna Site Acquisition as well as the elimination of certain losses on adverse leases that are accrued for under the Registrant's preliminary application of purchase accounting.
  (3) Represents the elimination of historical corporate personnel and other related employee benefit costs charged to the Motorola antenna site business under Motorola corporate cost allocation policies. These costs, comprised primarily of corporate-level treasury, legal, patent, tax, insurance administration, payroll administration, accounting, audit and human resources services were allocated to the Motorola antenna site business on a budget formula and will not continue under the Motorola Purchase Agreement. In the opinion of management, these services are adequately performed by existing Company resources and no additional costs are expected to be incurred.
  (4) Represents the increase in depreciation and amortization expense as a result of our application of purchase accounting and its preliminary fair value determination of acquired assets.
  (5) Represents the additional pro forma interest expense associated with the financing of the Motorola Antenna Site Acquisition under our credit facility.

                            OUR SELECTED HISTORICAL
                          CONSOLIDATED FINANCIAL DATA

   The following selected historical consolidated financial data for the period of our inception (May 3, 1995) through December 31, 1995 and for each of the three years ended December 31, 1996, 1997 and 1998 were derived from our consolidated historical financial statements, including the related notes thereto, which have been audited by PricewaterhouseCoopers LLP, independent certified public accountants. The unaudited consolidated statement of operations data for the nine months ended September 30, 1998 and 1999 are derived from our unaudited consolidated financial statements, which are contained elsewhere in this Prospectus. The selected historical consolidated financial information should be read in conjunction with and are qualified in their entirety by, the information contained in our consolidated audited financial statements and the related notes thereto. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Unaudited Pro Forma Financial Data" included elsewhere in this Prospectus.

                           Period from
                            Inception
                          (May 3, 1995)                             Nine Months Ended
                             through    Years Ended December 31,      September 30,
                          December 31,  --------------------------  ------------------
                              1995       1996     1997      1998      1998      1999
                          ------------- -------  -------  --------  --------  --------
                             (in thousands, except per share
                                         amounts)                      (unaudited)
Statement of Operations
 Data:
Tower rental revenue....     $  733     $ 4,842  $12,881  $ 32,019  $ 21,128  $ 48,816
Tower operating
 expenses...............        181       1,135    2,633     6,166     3,966    11,691
                             ------     -------  -------  --------  --------  --------
Gross profit............        552       3,707   10,248    25,853    17,162    37,125
Other expenses:
 General and
  administrative(a).....        306         916    1,367     4,175     2,720     2,823
 Corporate
  development(a)........        369       1,421    3,723     6,382     4,955     5,731
 State franchise, excise
  and minimum taxes.....        --           26       67       686       398       700
 Depreciation and
  amortization..........        282       2,041    6,335    22,513    13,358    35,118
                             ------     -------  -------  --------  --------  --------
Loss from operations....       (405)       (697)  (1,244)   (7,903)   (4,269)   (7,247)
Interest expense........        181       1,155    6,925    12,300     7,276    14,439
Amortization of original
 issue discount and debt
 issuance costs.........         59         164      292    16,427    11,636    17,335
                             ------     -------  -------  --------  --------  --------
Loss before
 extraordinary item.....     $ (645)    $(2,016) $(8,461) $(36,630) $(23,181) $(39,021)
                             ======     =======  =======  ========  ========  ========
Extraordinary loss from
 extinguishment of
 debt...................        --          --       --      5,641       --        --
Net loss................     $ (645)    $(2,016) $(8,461) $(42,271) $(23,181) $(39,021)
                             ======     =======  =======  ========  ========  ========
Dividends and accretion
 on preferred stock.....        --          --       --      3,094       683     2,930
Loss attributable to
 common stock...........     $ (645)    $(2,016) $(8,461) $(45,365) $(23,864) $(41,951)
                             ======     =======  =======  ========  ========  ========
Basic loss per common
 share:
 Loss before
  extraordinary item....      (6.32)      (8.10)  (27.29)   (95.03)    (2.46)    (1.41)
 Extraordinary item.....        --          --       --     (13.50)      --        --
                             ------     -------  -------  --------  --------  --------
 Net loss...............     $(6.32)    $ (8.10) $(27.29) $(108.53) $  (2.46) $  (1.41)
                             ======     =======  =======  ========  ========  ========
Weighted average number
 of shares of common
 stock..................        102         249      310       418     9,708    29,721
Other Operating Data:
Tower Level Cash
 Flow(b)................     $  552     $ 3,707  $10,248  $ 25,853  $ 17,162  $ 37,125
Tower Level Cash Flow
 Margin(c)..............       75.3%       76.6%    79.6%     80.7%     81.2%     76.1%
Adjusted EBITDA(b)......     $  246     $ 2,791  $ 8,881  $ 21,678  $ 14,442  $ 34,302
Adjusted EBITDA
 Margin(c)..............       33.6%       57.6%    68.9%     67.7%     68.4%     70.3%
EBITDA Before Franchise,
 Excise and Minimum
 Taxes(b)...............     $ (123)    $ 1,370  $ 5,158  $ 15,296  $  9,487  $ 28,571
EBITDA Before Franchise,
 Excise and Minimum
 Taxes Margin(c)........        --         28.3%    40.0%     47.8%     44.9%     58.5%
EBITDA(b)...............     $ (123)    $ 1,344  $ 5,091  $ 14,610  $  9,089  $ 27,871
EBITDA Margin(c)........        --         27.8%    39.5%     45.6%     43.0%     57.1%
Number of sites(d):
 Beginning of period....        --           33      156       312       312       876
 Sites acquired during
  the period............         29         119      134       517       484     2,201
 Sites constructed
  during the period.....          4           4       22        47        34        23
 End of period..........         33         156      312       876       830     3,100

                                          December 31,
                                --------------------------------- September 30,
                                 1995    1996     1997     1998       1999
                                ------- ------- -------- -------- -------------
                                                (in thousands)
Balance Sheet Data:
Cash and cash equivalents...... $    31 $    47 $  1,694 $ 13,801  $  151,868
Tower assets, net..............  11,532  48,327  127,946  473,942     861,753
Total assets...................  13,972  55,566  143,178  516,148   1,160,298
Total debt.....................   5,523  30,422  120,582  433,218     704,987
Stockholders' equity........... $ 6,226 $22,220 $ 14,753 $ 40,672  $  397,052

--------
(a) "General and administrative" expenses represent those costs directly related to the day-to-day management and operation of our communications sites. "Corporate development" expenses represent costs incurred in connection with acquisitions and development of new business initiatives, consisting primarily of allocated compensation, benefits and overhead costs that are not directly related to the administration or management of existing sites.
(b) "Tower Level Cash Flow" is defined as site rental revenue minus site operating expenses, excluding depreciation and amortization. "Adjusted EBITDA" represents earnings (loss) from operations before depreciation, amortization, corporate development expenses and state franchise, excise and minimum taxes. "EBITDA Before Franchise, Excise and Minimum Taxes" represents earnings (loss) from operations before depreciation, amortization and state franchise, excise and minimum taxes. "EBITDA" represents loss from operations before depreciation and amortization. We have included Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA in Other Operating Data because we believe such information may be useful to you in evaluating our ability to service our debt. Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA should not be considered as an alternative to Gross Profit, net loss or net cash provided by operating activities (or any other measure of performance in accordance with generally accepted accounting principles) as a measure of our ability to meet our cash needs or as an indication of our operating performance. Moreover, Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA are standardized measures and may be calculated in a number of ways. Accordingly, the Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA information provided may not be comparable to other similarly titled measures provided by other companies.
(c) Represents Tower Level Cash Flow, Adjusted EBITDA, EBITDA Before Franchise, Excise and Minimum Taxes and EBITDA each as a percentage of tower rental revenue.
(d) Includes communications sites that we manage or lease, which at September 30, 1999 were 1,441 communications sites.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following is a discussion of our financial condition and results of operations for each of the three years ended December 31, 1996, 1997, 1998 and the nine months ended September 30, 1999. The discussion should be read in conjunction with our Financial Statements and thereto incorporated by reference or included elsewhere in this Prospectus. The statements regarding the wireless communications industry, our expectations regarding our future performance and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements include numerous risks and uncertainties, as described in "Risk Factors."

Overview

   We acquire communications sites and construct rental towers and lease space on these communications sites to a broad base of wireless communications providers, operators of private networks, government agencies and other customers. Our objective is to acquire or construct clusters of rental communications sites in areas where there is significant existing and expected continued growth in the demand for rental communications sites by wireless communications providers. We seek to obtain a significant ownership position of communications site assets in our targeted markets in order to offer "one-stop shopping" to wireless communications providers who are deploying or expanding wireless communications networks.

   Our growth has come primarily from the acquisition of communications sites and construction of towers and from adding new tenants to these towers. Our business strategy focuses on aggressively pursuing communications site acquisitions and selectively constructing towers in areas that complement our existing base of rental communications sites and the expansion into additional high growth wireless communications markets. Since commencing operations in May 1995, we have completed acquisitions and builds as follows:

                                                        Acquisitions
                             Periods Ended                Completed
                             December 31,     September Subsequent to  Pro Forma
                          -------------------    30,    September 30, for Probable
                          1995 1996 1997 1998   1999        1999      Acquisitions Total
                          ---- ---- ---- ---- --------- ------------- ------------ -----
Number of owned sites
 acquired...............   29  119  134  517      760         32          405      1,996
Number of managed sites
 acquired...............  (1)  (1)  (1)  (1)      583        --           361        944
Number of leased sites
 acquired...............  (1)  (1)  (1)  (1)      858        --           --         858
Number of towers built..    4    4   22   47       23        --           --         100
                          ---  ---  ---  ---    -----        ---          ---      -----
Number of sites acquired
 or built during the pe-
 riod...................   33  123  156  564    2,224         32          766      3,898
                          ===  ===  ===  ===    =====        ===          ===      =====
Number of acquisition
 transactions complet-
 ed.....................   13   49   72   82      113         16           37        382

--------
(1) Does not include 34 communications sites currently managed or leased that were acquired between 1995 and 1998.

   As of September 30, 1999, we had agreements or letters of intent to acquire 766 additional communications sites. In addition, we have identified numerous additional acquisition candidates. We expect that internal growth related to completed acquisitions and the business potential of pending acquisitions will have a material impact on our future revenues and EBITDA.

   We believe that significant opportunities for growth exist by maximizing the use of our existing and future communications sites. Because the costs of operating a communications site are primarily fixed on owned sites, increasing tower utilization significantly improves tower level operating margins on these sites. We believe that "same tower" revenue growth on owned communications sites (measured by comparing the annualized run rate revenue of our owned communications sites at the end of a period to the annualized run rate revenue for the same owned communications sites at the end of a prior period), is a meaningful indicator of the quality of these sites and our ability to generate incremental revenue on such sites. Taking into consideration new leases written as of December 31, 1998, we experienced "same tower" revenue growth of approximately 20% for the year ended December 31, 1998 on the base of communications sites we owned as of December 31, 1997.

   We have generated net losses since inception and at September 30, 1999, had an accumulated deficit totaling approximately $92.4 million. Due to the nature of our business (the leasing of cash-generating assets) and our plans to continue to grow the business, it is expected that charges relating to depreciation of existing and future assets and interest expense associated with related debt balances will be substantial. Accordingly, we expect to continue to generate losses for the foreseeable future.

   Our annualized run rate revenue is calculated as of a given date by annualizing the monthly rental rates then in effect for customer lease contracts as of such date. We believe that growth in our annualized run rate revenue is a meaningful indicator of our performance. As of September 30, 1999, our annualized run rate revenue was $160.2 million.

   On August 31, 1999, we completed the Motorola Antenna Site Acquisition. In connection with that transaction, we acquired approximately 1,858 communications sites, consisting of approximately 499 owned sites, 526 managed sites and 833 leased sites, for $255 million in cash and stock, plus fees and expenses. For the nine months ended September 30, 1999 on a pro forma basis, the Motorola sites generated $55.7 million in revenue, $25.6 million in tower level cash flow and $17.7 million in EBITDA. Previously, we have not had a significant number of managed or leased sites in our portfolio. Generally, managed and leased sites have higher operating costs than owned towers, primarily as a result of higher rental costs related to revenue sharing with site owners. In addition, on leased sites, we generally have a right to lease only a limited portion of a site, which limits total revenue potential. Higher relative operating costs and limited revenue growth results in substantially lower tower cash flow and EBITDA margin performance on managed and leased sites. Accordingly, the acquisition of managed and leased sites in the Motorola Antenna Site Acquisition or any potential future acquisitions will substantially decrease our site level operating margins.

   Following the closing of the Motorola Antenna Site Acquisition we transferred a portion of the rooftop communication sites we acquired from Motorola to PT III, a corporation in which we own substantially all of the equity interests, and a $39.2 million Convertible Promissory note, in order to minimize the risk that the ownership of or income from such assets might negatively affect our qualification as a REIT. We also agreed to make our personnel, facilities and general and administrative overhead available to PT III, the cost thereof to be reimbursed to us by PT III. Certain members of our management currently own approximately 91% of the outstanding voting stock of PT III, which represents a very limited portion of the overall equity capital of PT III. See "Business--Our Acquisition Strategy--Motorola Site Acquisition".

Results of Operations

   The following table sets forth, for the periods indicated, each statement of operations item as a percentage of total site rental revenue. The results of operations are not necessarily indicative of results for any future period. The following data should be read in conjunction with our consolidated financial statements and notes thereto incorporated by reference or included elsewhere in this Prospectus.

                               Year Ended
                              December 31,          Period Ended  Period Ended
                           ----------------------   September 30, September 30,
                           1996    1997     1998        1998          1999
                           -----   -----   ------   ------------- -------------
Statement of Operations
 Data:
  Site rental revenue..... 100.0%  100.0%   100.0%      100.0%        100.0%
  Site operating expenses,
   excluding depreciation
   and amortization.......  23.4    20.4     19.3        18.8          23.9
  Gross profit............  76.6    79.6     80.7        81.2          76.1
Expenses:
  General and
   administrative.........  18.9    10.6     13.0        12.9           5.8
  Corporate development...  29.3    28.9     19.9        23.5          11.7
  State franchise, excise
   and minimum taxes......   0.5     0.5      2.1         1.9           1.4
  Depreciation............  42.2    49.2     70.3        63.2          71.9
Loss from operations...... (14.3)   (9.6)   (24.6)      (20.2)        (14.8)
Interest expense..........  23.9    53.8     38.4        34.4          29.6
Amortization of original
 issue discount...........   3.4     2.3     51.3        55.1          35.5
Net loss before
 extraordinary items...... (41.6%) (65.7%) (114.3%)    (109.7%)       (79.9%)

 Nine Months Ended September 30, 1999 compared to Nine Months Ended September 30, 1998

   Site rental increased by $27.7 million, or 131%, to $48.8 million for the nine month period ended September 30, 1999 from $21.1 million for the nine month period ended September 30, 1998. This additional revenue is mainly attributable to the acquisition and construction of 2,748 sites since January 1, 1998. They are as follows: 1,987 sites during third quarter, 1999; 197 sites during first two quarters of 1999; and 564 sites during 1998. A portion of the revenue increase is related to same-sites organic growth. Same-site organic growth is a result of expanded marketing efforts to increase the number of customers per site, renegotiating leases that are subject to renewal, and, contractual price escalations for existing customers.

   Direct operating expenses, excluding depreciation and amortization, increased by $7.7 million or 195% to $11.7 million for the nine month period ended September 30, 1999 from $4.0 million for the nine month period ended September 30, 1998. This increase is consistent with the acquisition and construction of the 2,748 sites discussed above. Direct operating expenses as a percentage of revenue increased to 23.9% for the nine month period ended September 30, 1999 from 18.8% for the nine month period ended September 30, 1998. The percentage increase is primarily a result of the change in mix of sites. Both managed and leased sites produce lower margins than owned sites because of their variable rent expense. Notwithstanding, these sites are financially and strategically consistent with our objective of providing wireless service providers a large selection of antenna site locations.

   General and administrative expenses increased slightly for the nine month period ended September 30, 1999 to $2.8 million from $2.7 million for the nine month period ended September 30, 1998. The increases in expenses are from additional staffing required for the increased work volume, our becoming a public registrant, increased levels of advertising and marketing expenditures, and other related costs associated with our growth. However, as a percentage of revenue, it decreased to 5.8% of revenue for the nine month period ended September 30, 1999 from 12.9% for the nine month period ended September 30, 1998 reflecting the disproportionate higher growth in revenues relative to expenses. The decrease in percentage is from economies of scale realized from increases in tower revenues as a result of our acquisitions and construction of communications sites.

   Corporate development expenses increased $0.8 million, but decreased as a percentage of revenue from 23.5% for the nine month period ended September 30, 1998 compared to 11.7% for the nine month period ended September 30, 1999. The increase in expense is related to the overall growth in the business and related activity during this same period. The decrease in percentage is from economies of scale realized from increases in tower revenues relative to direct operating expenses as a result of the Company's acquisitions and construction of communications sites.

   State franchise, excise and minimum taxes, which represent taxes assessed in connection with our operations in various state jurisdictions increased to $0.7 million for the nine month period ended September 30, 1999 from $0.4 million for the nine month period ended September 30, 1998. Such taxes are calculated using various methods such as a portion of our property within a given state, our capital structure or based upon a minimum tax in lieu of income taxes. The increase in 1999 is primarily attributable to our significant growth in assets and capital, offset slightly by benefits resulting from the ability to apportion such amounts to certain newly entered states that have no such taxes or only minimum taxes, plus taxes to be incurred related to operations located in Canada from the Motorola Acquisition.

   Depreciation and amortization expense increased 163%, or $21.8 million, to $35.1 million for the nine month period ended September 30, 1999 from $13.4 million for the nine month period ended September 30, 1998 as a result of the increase in tower assets through the acquisition activities of the Company as described above. Of the $21.8 million increase, $3.6 million was attributable to the Motorola Acquisition.

   Interest expense increased $7.2 million, or 98% for the nine month period ended September 30, 1999 from $7.3 million for the nine month period ended September 30, 1998. The increase in interest expenses was attributable to higher interest rates and increased average borrowings associated with our acquisitions during the nine month period ended September 30, 1999 as compared to the nine month period ended September 30, 1998.

   Amortization of original issue discount and debt issuance cost increased $5.7 million to $17.3 million for the nine month period ended September 30, 1999 from $11.6 million for the nine month period ended September 30, 1998. The prior year period included amortization of original issue discount for only six full and one partial month, as the sale of the Notes was consummated on March 20, 1998, compared to a full nine months of amortization on the accreted balance for the 1999 period.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

   Site rental revenue increased 148.6% to $32.0 million in 1998 from $12.9 million in 1997. This increase is attributable to the acquisition and construction of 564 communications sites during the twelve month period ended December 31, 1998. In addition, the increase is due to growth in per communications site revenue as a result of expanded marketing efforts to increase the number of customers per communications site, as well as regular, contractual price escalations for existing customers.

   Site operating expenses, excluding depreciation and amortization, increased 134.2% to $6.2 million in 1998 from $2.6 million in 1997. This increase is consistent with the purchase and construction of communications sites as discussed above.

   General and administrative expenses increased to 13.0% of revenue in 1998 from 10.6% in 1997. This increase resulted from increases in staffing when we became a public registrant and related increases in professional fees and travel costs, increased levels of advertising and marketing expenditures in connection with attracting new tenants to our communications sites and increases in rent and related costs.

   Corporate development expenses increased 71.4% to $6.4 million in 1998 from $3.7 million in 1997. The increase in corporate development expenses reflects the higher costs associated with the expansion of our acquisition and construction strategies. Corporate development expenses decreased as a percentage of site rental revenue to 19.9% in 1998 from 28.9% in 1997 because of the incremental increase in communications site rental revenue from the comparative period in 1997 and our ability to use our personnel and infrastructure more effectively as we grow.

   State franchise, excise and minimum taxes, which represent taxes assessed in connection with our operations in various state jurisdictions, increased to $0.7 million in 1998 from $0.1 million in 1997. Such taxes are calculated using various methods such as a portion of our property within a given state, our capital structure or based upon a minimum tax in lieu of income taxes. The increase in 1998 is primarily attributable to the significant expansion of our geographic region primarily through acquisitions.

   Interest expense, net of amortization of original issue discount, increased 77.6% to $12.3 million in 1998 from $6.9 million in 1997. The increase in interest expense was attributable to increased borrowing associated with our acquisitions and construction activity during the period.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

   Site rental revenue increased 166.0% to $12.9 million in 1997 from $4.8 million in 1996. This increase is primarily attributable to the acquisition and construction of 156 communication towers during 1997 and, to a lesser extent, expanded marketing efforts to increase the number of customers per tower as well as regular, contractual price escalations for existing customers.

   Site operating expenses, excluding depreciation and amortization, increased 131.9% to $2.6 million in 1997 from $1.1 million in 1996 due primarily to the addition of 156 communication towers during the year. However, site operating expenses, excluding depreciation and amortization, decreased as a percentage of site rental revenue to 20.4% in 1997 from 23.4% in 1996, reflecting operating efficiencies gained on existing communications sites as well as on new communication towers acquired or constructed.

   General and administrative expenses increased 49.2% to $1.4 million in 1997 from $0.9 million in 1996. General and administrative costs decreased as a percentage of site rental revenue to 10.6% in 1997 from 18.9% in 1996 because of lower overhead costs as a percentage of site rental revenue.

   Corporate development expenses increased 162.0% to $3.7 million in 1997 from $1.4 million in 1996. The increase in corporate development expenses reflects the expansion of our acquisition and construction strategies. Corporate development expenses remained relatively constant as a percentage of site rental revenue at 28.9% in 1997 compared to 29.3% in 1996.

   Interest expense increased 499.6% to $6.9 million in 1997 from $1.2 million in 1996. The increase in interest expense was attributable to increased borrowing levels associated with our acquisitions during the period.

Liquidity and Capital Resources

   Our liquidity needs arise from our acquisition-related activities, debt service obligations, working capital needs and capital expenditures. We have historically funded our liquidity needs with proceeds from equity contributions and public equity offerings, bank borrowings, a debt offering, and cash flow from operations. We had a working capital of $101.0 million and a working capital deficit of $9.3 million (inclusive of a $15.0 million bridge loan owed to ABRY II, which was repaid on February 24, 1999), $12.8 million and $1.5 million as of September 30, 1999, December 31, 1998, 1997 and 1996, respectively. Our ratio of total debt to stockholders' equity was 1.8 to 1.0 at September 30, 1999, 10.9 to 1.0 at December 31, 1998, 8.2 to
1.0 at December 31, 1997 and 1.4 to 1.0 as of December 31, 1996. On a pro forma basis as of September 30, 1999, we would have had consolidated cash and cash equivalents of $151.9 million, $653.9 million of consolidated long-term debt outstanding, consolidated stockholders' equity of $599.0 million and a ratio of total debt to stockholders' equity of 1.1 to 1.0.

   Our credit facility provides us with a $235 million revolving line of credit, with an uncommitted increase option which could increase the revolving line of credit to $435 million, a $125 million term loan and a $110 million term loan, for a total availability of up to $670 million, of which $520 million (including letter of credit) is currently committed. Under our revolving line of credit, we may make borrowings and repayments until June 30, 2006. Under one term loan, advances must be repaid in full by June 30, 2006. Under the other term loan, advances must be repaid in full by June 30, 2007. Once repaid, amounts under the term loans may not be reborrowed. Advances under the term loans may be used for refinancing certain existing indebtedness, acquisitions, working capital, and other general corporate purposes. Advances under our revolving line of credit are limited to acquisitions. Advances under our credit facility have been used primarily to fund acquisitions and construction of sites.

   Beginning September 30, 2001, the availability under our revolving line of credit and one term loan starts reducing by specified amounts on a quarterly basis until June 30, 2006, when the availability under such credits will be reduced to zero. Beginning June 30, 2001, the availability under the other term loan starts reducing by specified amounts on a quarterly basis until June 30, 2007, when the term loan must be repaid in full. As of September 30, 1999, after giving effect to the acquisitions referred to in this Prospectus on a pro forma adjusted basis, there would have been $244.4 million available under our credit facility, after giving effect to approximately $25.7 million of outstanding letters of credit, which would have reduced availability under our credit facility.

   We also use seller financing to fund certain of our communications site acquisitions. As of September 30, 1999, we had outstanding, in the aggregate amount, $28.2 million of seller notes bearing interest at rates ranging from 8.5% to 13.0% per annum.

   In March 1998, we completed the offering of the Notes. We received net proceeds of approximately $192.8 million from that offering. The proceeds were used to repay outstanding borrowings under our credit facility, to repay in full and retire a $12.5 million bridge loan from ABRY II and accrued interest thereon and a $20 million subordinated term loan and accrued interest thereon and to pay a distribution preference to certain holders of our common stock. The Notes were issued under the Indenture and will mature on March 15, 2008. Cash interest is not payable on the Notes prior to March 15, 2003. Thereafter, the Notes will require semi-annual cash interest payments of $16.25 million.

   On February 19, 1999, we completed the IPO where we sold 20,000,000 shares of our common stock and on March 19, 1999, the over-allotment options were exercised and an additional 2,026,000 shares were sold. The initial price per share was $14, resulting in net proceeds of approximately $290 million before deducting the costs of our IPO.

   On July 27, 1999, we completed the Secondary Offering where we sold 11,000,000 shares of our common stock (including 2,350,000 shares sold by certain of our stockholders) at a price per share of $25.00, resulting in net proceeds to us of approximately $206.5 million before deducting the costs of the Secondary Offering.

   Capital investments, including acquisitions, for the nine months ended September 30, 1999 were $477 million, compared to $350.3 million in the comparable 1998 period. We estimate that we spent approximately $80.0 million on capital investments during the period from October 1, 1999 through December 31, 1999, including various individually immaterial acquisitions in our current targeted acquisitions pipeline, construction and upgrading of additional towers. Depending on availability of additional capital, we expect that we may make substantial capital investments for acquisitions, construction and upgrading of additional towers in 2000.

   We estimate capital investments in 2000 to be approximately $165 million.

   We believe that the proceeds from this offering, availability under our credit facility, cash flow from operations and existing cash balances will be sufficient to meet working capital requirements for existing properties and to fund our current probable acquisitions. To the extent that we pursue additional acquisitions, construction activity and other capital expenditures requiring funding in excess of that then available under our credit facility, we will be required to obtain additional financing. To the extent that we are unable to finance future capital expenditures, we may not be able to achieve our current business strategy.

Quantitative and Qualitative Disclosures About Market Risk

   We are exposed to certain market risks inherent in our financial instruments. These instruments arise from transactions entered into in the normal course of business and, in some cases, relate to our acquisitions of related businesses. We are subject to interest rate risk on our credit facility and any future financing requirements. Our fixed rate debt consists primarily of outstanding balances on the Notes and notes payable to former tower owners and our variable rate debt relates to borrowings under our credit facility. See "--Liquidity and Capital Resources."

   The following table presents the future principal payment obligations and weighted-average interest rates associated with our existing long-term debt instruments assuming our actual level of long-term indebtedness of $329,651,613 under the Notes and our credit facility as of September 30, 1999:

                                              Expected Maturity Date
                         -----------------------------------------------------------------
                         1999    2000        2001        2002        2003      Thereafter
                         ---- ----------- ----------- ----------- ----------- ------------
Liabilities
Long-term Debt
 Fixed Rate (10.00%).... --           --          --          --          --  $325,000,000
 Variable Rate (Weighted
  Average Interest Rate
  of 8.58%)............. --   $10,845,000 $16,267,500 $21,690,000 $59,647,500          --

   Our primary market risk exposure relates to the following:

    . the interest rate risk on long-term and short-term borrowings;

    . our ability to refinance the Notes at maturity at market rates;

    . the impact of interest rate movements on our ability to meet interest expense requirements and exceed financial covenants; and

    . the impact of interest rate movements on our ability to obtain adequate financing to fund future acquisitions.

   We manage interest rate risk on our outstanding long-term and short-term debt through our use of fixed and variable rate debt. While we cannot predict or manage our ability to refinance existing debt or the impact interest rate movements will have on our existing debt, we continue to evaluate our financial position on an ongoing basis.

Inflation

   Because of the relatively low levels of inflation experienced in 1996, 1997, 1998 and 1999, inflation did not have a significant effect on our results in such years.

Year 2000

   Many computer systems in use today were designed and developed using two digits, rather than four, to specify years. As a result, such systems will recognize the year 2000 as "00" or 1900. This could cause many computer applications to fail completely or to create erroneous results unless corrective measures are taken.

   We utilize management information systems and software technology that may be affected by Year 2000 issues throughout our businesses. During 1996, we began to implement plans to assess our systems to determine their ability to meet our internal and external requirements. During 1998, we completed our initial comprehensive testing of and modifications to our information systems in response to that testing. We have developed questionnaires and contacted key suppliers regarding their Year 2000 compliance to determine any impact on our operations. In general, our suppliers and customers appear to have developed plans to address Year 2000 issues. Due to the proximity of the date of this Prospectus to January 1, 2000, we will continue to monitor and evaluate the progress of our suppliers and customers on this matter.

   Year 2000 issues are not expected to have a material impact on our current information systems as a result of the steps already completed to try and make our systems Year 2000 compliant. Based on the nature of our business, we anticipate that we are not likely to experience material business interruption due to the impact of Year 2000 compliance on our customers and vendors, although if our customers and vendors experience Year 2000 problems, our results of operations could be materially adversely affected. See "Risk Factors--We cannot assure you that the impact of the Year 2000 date change on computer systems will not have significant adverse effects on us."

                                    BUSINESS

Company Overview

   We are a leading independent provider of wireless communications site space in the United States. We focus primarily on renting space on communications sites to providers of wireless communications services such as PCS, cellular, paging, SMR/ESMR, wireless data transmission and radio and television broadcasting. We believe that focusing exclusively on the communications site rental business allows us to achieve the highest cash flow margins with the lowest level of risk on our invested capital in the communications site business. Our growth strategy is focused on growing cash flow by increasing tenancy on our existing sites and acquiring tall towers and other site structures that are located in areas of high wireless rental site demand that can accommodate multiple tenants. As a result of our extensive base of communications sites and our acquisition strategy, we believe we are well positioned to continue benefiting from the growth opportunities in the rapidly consolidating tower industry and from the strong demand for communications site rental space fueled by the growing demand for wireless services. We had annualized site rental revenue and EBITDA on a pro forma basis of $163.4 million and $81.1 million, respectively, for the nine months ended September 30, 1999 as though they had been completed as of January 1, 1998. See "Our Unaudited Pro Forma Financial Data."

   Since our formation in May 1995, we have focused on creating a portfolio of communications site clusters in high growth markets such as Atlanta, Birmingham, Boston, Chicago, Houston, Los Angeles, New Orleans, New York, Orlando and Tampa. As of December 24, 1999, we have completed 345 acquisitions, acquiring 3,032 communications sites, including 1,591 owned sites, 583 "managed" sites and 858 "leased" sites, and we have constructed 100 towers. We also have agreements or letters of intent to acquire 766 additional communications sites, including 405 owned sites and 361 managed sites. Managed sites are tower or rooftop communications sites owned by others where we have the exclusive right to market antenna space. Leased sites are tower or rooftop communications sites owned by others where we have a non-exclusive right to market antenna space.

   We currently have over 3,600 customers renting space on one or more of our communications sites. Our tenants include all forms of wireless communications providers, operators of private wireless networks and government agencies, including Arch Communications, BellSouth Mobility, the Federal Bureau of Investigation and the Bureau of Alcohol, Tobacco & Firearms, Motorola, Nextel, Pagemart, PageNet, Skytel, Southern Communications, Sprint PCS and Teletouch. Our customers are generally responsible for the installation of their own equipment and the incremental utilities costs associated with that equipment. In addition, adding customers on a communications site does not increase our monitoring, maintenance or insurance costs. Therefore, when new customers or additional equipment are added to a communications site, we are able to increase revenue with limited incremental costs, thereby increasing cash flow margins. Furthermore, we experience minimal churn as our communications site locations serve an essential function in our customers' wireless networks and cannot easily be replaced.

   We believe that "same tower" revenue growth is a meaningful indicator of the organic growth of our business. Same tower revenue growth is measured by comparing the annualized revenues of our communications sites at the end of a period to the annualized revenues for the same sites at the end of a prior period without considering revenues from the communications sites we acquired during the period. Taking into consideration leases for new tenants, we experienced same tower revenue growth of approximately 20% for the year ended December 31, 1998 on our base of communications sites as of December 31, 1997.

Industry Background

   Communications sites are primary infrastructure components for wireless communications services such as PCS, cellular, paging, SMR/ESMR, wireless data transmission and radio and television broadcasting. Wireless communications companies require specialized wireless transmission networks in order to provide service to their customers. Each of these networks is configured to meet the requirements of a particular carrier to cover a geographic area and include transmission equipment such as antenna, transmitters and receivers placed at various locations throughout the covered area. These locations, or communications sites, are critical to the operation of wireless communications networks and consist of towers, rooftops and other structures on which the equipment may be placed. Wireless communications providers design their networks and select their communications sites in order to optimize their transmission frequencies, taking into account the projected geographic area the site will cover, the topography of the area and the requirements of the technology being deployed.

The Wireless Communications Industry

   The wireless communications industry is growing rapidly as:

  . consumers become increasingly aware of the uses and benefits of wireless communications services;

  . the costs of wireless communications services decline; and

  . new wireless communications technologies are developed.

   Changes in federal regulatory laws have led to a significant increase in the number of competitors in the wireless communications industry. This competition, combined with an increasing reliance on wireless communications services by consumers and businesses, has increased demand for higher quality networks with wide reaching and reliable service. As new service carriers build out their networks and existing carriers upgrade and expand their networks to maintain their competitiveness, the demand for communications sites is expected to increase dramatically.

   The wireless communications industry is comprised of the following segments:

  . Cellular. Currently each market in the United States has two licensed cellular service operators. Cellular networks consist of numerous geographic "cells" located every few miles that rebroadcast the cellular frequency. Each cell includes a communications site consisting of transmission equipment typically located on a wireless communications tower. A cellular system may use analog or digital transmissions. According to industry publications, as of December 31, 1998, there were
    59.2 million cellular telephone subscribers in the United States, estimated to have grown to 66.9 million subscribers at the end of 1999.

  . PCS. PCS is an emerging wireless communications technology competing with cellular that offers a digital signal that is clearer and offers greater privacy than analog cellular systems. PCS companies are expected to be substantial users of tower space primarily because:

   --up to seven PCS licenses have been issued by the FCC in each market
     (versus two licenses for cellular); and

   --PCS technology requires more communications sites to cover the same geographic area as cellular technology.

   According to industry publications, there were approximately 7.2 million PCS subscribers in the United States as of December 31, 1998 estimated to have grown to 14.6 million subscribers at the end of 1999. Personal Communications Industry Association members ("PCIA") estimate that as of December 31, 1998 there were approximately 84,000 antenna sites (cellular and PCS) in the United States. PCIA estimates that this number will increase by approximately 66,000 additional antenna sites by 2005. While some of these sites may use existing communications sites, it is expected that a large number of new sites will be required for the deployment of PCS networks. PrimeCo, Aerial and Sprint PCS are currently building out PCS systems in the Southeast, and are placing their equipment on many of our rental communications sites, rather than constructing their own towers.

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  . Paging. Paging has also enjoyed dramatic growth over the last 10 years.
    According to industry publications, there were 54.2 million pagers at the end of 1998, representing a compound annual growth rate of 23% since 1993. This growth was spurred by declining prices, wider geographic reach and increasing demand by consumers. While network construction by the paging industry appears to be reaching a level of maturity, even at the current subscriber levels it is expected that additional transmission frequencies and, in-turn, additional transmitter equipment will be required both to service existing paging customers and deploy new paging technologies. Paging companies have historically relied heavily on rental towers and are expected to continue to do so.

  . SMR/ESMR. SMR companies provide two-way radio communications primarily for commercial purposes. Two-way private business radio is used primarily for businesses engaged in dispatching personnel or equipment to work sites with users including construction and trucking companies, courier services, hospitals and taxicabs. Each service provider holds an FCC radio license that allows it to transmit over a particular frequency, and most lease space on a local communications sites for transmission purposes. As a result of advances in digital technology, some wireless communications providers have begun to design or modify networks that utilize SMR frequencies by deploying advanced digital technologies called ESMR. ESMR increases the capacity of radio networks allowing more efficient use of allocated frequencies. These efficiencies and improvements allow ESMR to provide wireless telephone service that can compete with cellular and PCS. As more commercial users are attracted to enhanced SMR services, the demand for communications site space to support this broader use should also increase. Nextel and Southern Communications are currently the leading ESMR providers in the United States.

  . Government Agencies. Federal, state and local government agencies are major users of wireless communications services and typically operate on their own dedicated frequencies. These government agencies often find it easier to lease rather than own communications site space. As new technologies are developed in law enforcement, emergency and other government services, various municipalities and government agencies are becoming more significant users of wireless communications services. Examples of government customers of communications site space include the Federal Bureau of Investigation, U.S. Coast Guard, U.S. Secret Service and various municipal agencies.

  . Broadcast and Wireless Cable. Broadcasters transmit AM/FM radio signals and VHF and UHF television signals in order to obtain the broadest and clearest coverage available. A broadcast station's coverage is one of the primary factors that influences the station's ability to attract advertising revenue. Once a communications site location is chosen, broadcasters rarely change sites because of complex regulatory requirements, high switching costs and business disruption. Although the U.S. broadcasting industry is generally mature in its demand for transmission communications site capacity, a significant increase in demand for communications site space may occur when digital transmissions are used to deliver high definition television or digital multi-casting, i.e., multiple "normal" definition television channels. Additionally, wireless cable television is being developed and positioned as a potential alternative to traditional cable television. Wireless cable operates by receiving programming from a satellite which is then retransmitted from an antenna on a communications site to an antenna on a subscriber's residence. Several wireless cable companies are now in the process of constructing their systems in our regions.

  . Emerging Technologies and Availability of FCC Spectrum. Several new entrants in the wireless communications industry are emerging as new technology becomes available and as additional radio spectrum is authorized for use by the FCC. While currently in its earliest stages, wireless internet access may result in substantial increases in utilization of available spectrum. We believe this is likely to result in demand for additional site rental space. Wireless local loop systems provide non-mobile telecommunications services to users by transmitting voice and data over radio waves from the public switched network to the customer location. This technology allows competition for non-mobile telephone revenue (primarily commercial customers in office building

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   environments) via the utilization of fixed wireless technology, which is typically installed on building rooftops. Wireless data transmission is also widely viewed as being in its infancy as several companies endeavor to build national wireless data transmission networks including, Nationwide Wireless Network (an affiliate of MTEL), RAM Mobile Data (10% owned by BellSouth), and Racotek's SMR based data networks. Automatic Vehicle Monitoring/Location and Monitoring Services such as "Lo Jack" also require a minimum of three towers to provide their services in a particular coverage area. In addition to their current uses, we believe that monitoring/tracking service providers will use this technology to provide fleet tracking, rail and container transportation monitoring, security and access control, etc.

   These recent developments in the wireless communications industry indicate continuing opportunities for growth in the communications site rental industry. Industry analysts project rapid and continued growth in the major wireless communications industry segments and these projections all share a common outcome: more equipment needs to be installed on a limited supply of communications sites.

The Communications Site Rental Industry

   A typical tower site consists of a fenced area containing a tower and an equipment shelter that houses a variety of transmitting, receiving and switching equipment. There are three types of towers:

  . Guyed towers (which can reach heights of up to 2,000 feet) gain their support from a series of cables attached at different levels on the tower to anchor foundations in the ground;

  . Lattice towers (which can reach heights of up to 1,000 feet) are self-supporting structures usually tapered from the bottom up, with either three or four legs; and

  . Monopoles (which range in height from 50 to 200 feet) are self-supporting tubular structures, which typically accommodate fewer tenants. Monopoles are often used as single purpose towers or in locations where there are space constraints or a need to address aesthetic concerns.

   In addition to towers, wireless communications equipment can also be placed on building rooftops. Rooftop sites are common in urban downtown areas where tall buildings are available and multiple communications sites are required because of the high volume of wireless traffic. At September 30, 1999, our tower portfolio consisted of 1,764 guyed, 629 self supporting lattices, 106 monopoles and 601 rooftop sites.

   The value of a rental communications site is principally determined by the desirability of its location to customers and the amount of equipment that can be located at a particular site. Multiple customers can share one tower through "vertical separation" with each type of customer (i.e., cellular, PCS or paging) located at a different height on the tower, while multiple customers can share a single rooftop communications site through "horizontal separation" of each type of customer. Additionally, although many existing towers and rooftops were not originally built with the capacity to support multiple customers, these communications sites can often be upgraded or reinforced to support additional equipment.

   Historically, wireless communications providers and broadcasters built, owned and operated their own towers, which were typically constructed and designed for their exclusive use. There have been a number of changes in the communications industry, however, that have resulted in communications sites becoming available for multiple uses and for acquisition by independent communications site operators:

  . As new technologies emerged, much of the transmission equipment located on many communications sites became obsolete. For example, fiber optic cables have largely replaced transmission traffic traditionally carried by wireless microwave networks.

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  . Paging and SMR providers traditionally owned their own networks and transmission towers. As these industries have consolidated over the past 10 years, the service providers consolidated their equipment, resulting in unutilized or underutilized towers.

  . Wireless communications providers today are generally more focused on developing their subscriber base and less focused on building and owning proprietary tower networks.

   During the mid-to-late 1980s, a number of independent communications site owners began to emerge, marking the beginning of the site rental industry. These independent tower owners focused on owning and managing towers and rooftops with multiple customers. We believe the majority of these operators were individuals with a small number of local rental towers offering very limited coverage areas. Since 1995, however, several larger independent communications site owners have emerged as demand for wireless communications services has continued to grow and as additional high frequency licenses were awarded for new wireless communications services. Both trends led to a need for networks with an extensive tower infrastructure. Rental communications sites in many parts of the United States are still largely owned by many different companies and individuals, even though the consolidation of communications site ownership has begun to accelerate as larger independent owners acquire small local owners. As the demand for communications sites has been increasing, there has been a growing trend by municipalities to slow the proliferation of towers. These trends have contributed to an increasing need for strategically located towers that can accommodate multiple wireless communications providers.

Our Business and Growth Strategy

   Our objective is to create value by rapidly growing cash flow. We believe we can do this by aggressively marketing existing communications sites, as well as new site inventory we obtain primarily through acquisition, and also by selectively constructing new towers. In order to achieve this objective, we have designed and implemented a three-tiered growth strategy that includes:

  . increasing our revenue per tower by aggressively marketing available space;

  . continuing to acquire towers in key markets; and

  . implementing a selective tower construction program designed to complement our acquisition strategy.

Our Marketing and Development Strategy

   We aggressively market rental space on our communications sites to leverage our fixed costs over a broad base of customers. Our customers are generally responsible for the installation of their own equipment and the utility costs associated with operating their equipment. In addition, adding customers to an existing communications site does not increase our monitoring, maintenance or insurance costs. Accordingly, when customers are added to an existing site, there is little expense and the additional revenue increases our cash flow margins. The key elements of our marketing and development strategy include the following:

  . We Offer Strategically Located Clusters of Communications Sites. By owning and assembling clusters of towers in high growth regions, we believe that we are able to offer our customers the ability to rapidly and efficiently fulfill their network expansion plans across a particular market or region, which we believe provides us with a significant competitive advantage. We also believe that the management and leasing contracts we acquired in the Motorola Antenna Site Acquisition will enhance our competitive position by allowing us to make more communications sites, in more locations, available to our customers.

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

  . We Target a Diversified Customer Base. The number of antennas a tower can accommodate varies depending on the type of tower (guyed, self-supporting lattice or self-supporting monopole), the height of the tower and the nature of the services provided by such antennas. The substantial majority of our towers are self-supporting lattice and guyed towers that can support a large number of antennas and therefore enable us to market our tower space to a diverse group of wireless communications providers. In addition, rooftop sites allow us to further diversify our customer base by providing us with an inventory of high altitude sites suitable for newer LMDS and HDTV technologies.

  . We Take Advantage of Our Strong Customer Relationships. We believe that we have established a reputation among our customers as a highly professional and reliable tower space provider. This reputation has been achieved through ongoing investment in the development of relationships at multiple levels of our customers' organizations. We believe that important factors in generating interest in our towers are the customer's awareness of the quality of a particular site, the ease of doing business with one lessor, the location of our other towers and our ability to acquire and construct new towers. We also use our strong customer relationships to understand our customers' future construction plans to guide our acquisition and new construction programs.

  . We Use Expansion Information Obtained From Our Customers. We use information obtained from our customers concerning their future expansion plans to guide our acquisition and new construction programs.

  . We Pre-Market Site Rental Space by Tracking FCC Filings. All FCC licensees must file applications for site locations. As part of a disciplined approach to acquisitions and new tower construction activities, we track these filings, which enable us to pre-market communications site rental space to existing and new wireless communications providers.

Our Acquisition Strategy

   We are focused on acquiring cluster of communications sites in high growth markets. We target tall towers that have existing tenants with capacity for more. We believe that growth through acquisition is an attractive strategy because it allows us to:

  . choose the location of our communications sites in key urban and other desired locations;

  . acquire communications sites with existing tenants and the capacity to add multiple, additional tenants;

  . not seek "build-to-suit" mandates from customers, which may result in towers being built in unprofitable locations; and

  . lower our risk as cash flow from communications sites with existing tenants is predetermined and immediate.

   Our acquisition strategy continues to focus on:

  . rapidly acquiring communications sites in key markets as a means to quickly gain critical mass which discourages other site consolidators from entering our markets;

  . completing follow-on acquisitions to enhance our coverage in selected wireless communications markets; and

  . entering new markets as a platform for future growth.

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   In executing our acquisition strategy, we generally target strategically located individual communications sites or small groups of communications sites. Our focus on individual communications sites or small groups of communications sites, however, does not preclude potential acquisitions of a large number of sites in a single transaction, as is the case with the Southern Towers Acquisition, the MobileMedia Acquisition, and the Motorola Antenna Site Acquisition.

   The key elements of our acquisition strategy are set forth below:

  . We Target High Growth Wireless Communications Markets. We target population centers and key transportation corridors in high growth wireless communications markets. We have established a portfolio of communications site clusters in high growth markets such as Atlanta, Birmingham, Boston, Chicago, Houston, Los Angeles, New Orleans, New York, Orlando and Tampa.

  . We Target Tall Communications Site Structures. We seek to acquire tall communications site structures that can accommodate a diversified customer base that uses different types of wireless technologies with different height requirements.

  . We Focus on the Compatibility with Our Existing Communications Site
    Network. We consider many factors when evaluating a potential acquisition. In particular, we consider whether an acquisition will enhance or create a cluster of communications sites in a given area, thereby providing us with a stronger market position and competitive advantage. We also consider whether the communications sites in a particular acquisition meet previously identified customer demand for enhanced coverage. In some instances, we may acquire, as part of a group of communications sites being purchased, an individual communications site that falls outside of normal acquisition parameters. Such acquisitions occur only when we have determined that the overall transaction is attractive.

  . We Employ a Disciplined Valuation Process. We seek to acquire communications sites that have existing cash flow and identified potential for significant future cash flow growth from additional tenants. Prior to acquiring a communications site we consider each of the following factors:

     --current population coverage of each communications site to be acquired;

     --nature and quality of the existing and potential customer base;

     --coverage of current and future transportation corridors; and

     --location and desirability of competing communications sites.

  . We Commit Significant Personnel to Identifying, Negotiating and Closing
    Communications Site Acquisitions. We conduct extensive due diligence prior to consummating an acquisition, leveraging what we believe to be our competitive advantage in terms of our experience in, and knowledge of, the communications site rental industry. We utilize 15 full-time communications site buyers who spend substantially all of their time in the field identifying, evaluating and generating acquisition opportunities using a standardized process that we have developed to ensure that acquisitions are evaluated, documented and rapidly processed. In order to execute and ensure the integrity and quality of this process, we use outside independent professionals to verify certain accounting, legal and engineering data. We believe that this approach has proven effective in permitting us to more accurately predict the performance of acquired assets and reduce the risks associated with our acquisitions. However, acquisitions involve a number of potential risks, including the potential loss of customers and unanticipated events or liabilities. Because of such risks, there can be no assurance that we will be able to successfully implement our acquisition strategy. See "Risk Factors--We depend on acquisitions and the integration of those acquisitions into our business."

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   We also make an assessment of potential cash flow growth and estimate whether additional capital expenditures will be required to add capacity to accommodate future growth. As a result of this strategy, we believe we have among the highest cash flow margins with the lowest level of risk on invested capital in the communications site business.

   While we have completed an average of 6.2 acquisitions a month since our formation in May 1995, consistent with our acquisition criteria and strategy, we have completed the following major acquisitions since March 1998:

   Southern Towers Acquisition. In March 1998, we acquired 201 towers from Southern Communications for approximately $83.5 million plus fees and expenses (the "Southern Towers Acquisition"). Southern Communications is a subsidiary of Southern Company, one of the largest utility holding companies in the United States and an ESMR provider. Substantially all of the towers, which are located in Georgia, Alabama, Mississippi and Florida, were constructed within the past five years.

   In connection with the Southern Towers Acquisition, we entered into leases with Southern Communications and its affiliates to provide communications site space for their ESMR network. The leases provide for an initial 10-year term with five optional renewal periods of five-years each exercisable at the customer's option on the same terms as the original leases. In addition, we have entered into an option agreement with Southern Communications where Southern Communications could require us to use commercially reasonable efforts to supply, acquire or construct an additional 80 towers for rental to Southern Communications or its affiliates. We have initiated construction on approximately half of the tower opportunities presented by Southern Communications to date.

   Prior to the Southern Towers Acquisition, these towers were principally for the use of Southern Communications and its affiliates and had only a limited number of third party tenants. The towers were generally constructed with capacity that significantly exceeded Southern Communications' specific capacity requirements. Accordingly, we believe that there is substantial potential for additional revenue from these towers.

   MobileMedia Acquisition. In September 1998, we acquired 166 towers from MobileMedia and its affiliates for approximately $170 million (the "MobileMedia Acquisition"). MobileMedia recently merged with Arch Communications, Inc., making it part of the second largest paging company in the United States.

   In connection with this acquisition, we entered into a lease arrangement to provide rental tower space to MobileMedia Communications, an affiliate of MobileMedia. This lease provides for an initial 15 year noncancellable term with one five-year renewal period, exercisable at the customer's option. Under this lease, MobileMedia Communications secured communications site space for its currently existing 683 transmitters on the acquired towers at a monthly rental rate of $1,300 per transmitter or $888,000 per month. In connection with the lease, we have also given MobileMedia Communications the right to a defined pricing discount for additional communications site space on our tower portfolio that MobileMedia Communications may lease in the future as it continues to expand its paging network. We believe that the discount arrangement is an incentive for MobileMedia Communications to use us as a preferred provider of rental communications site space for new communications site locations they may require in the future.

   Motorola Antenna Site Acquisition. On August 31, 1999, we completed the acquisition of approximately 1,858 communications sites, including 499 owned sites, 526 managed sites, and 833 leased sites from Motorola for $255 million in cash and stock, plus fees and expenses. The Motorola communications sites that we acquired are largely clustered in urban areas throughout the United States and Canada with over 50% of the owned sites overlapping with our existing communications site portfolio. We believe that the Motorola Antenna Site Acquisition greatly enhances our ability to offer our customers attractive tower clusters in high growth markets and transportation corridors. In addition, the Motorola managed sites that we acquired enable us to provide our customers with urban rooftop sites such as the World Trade Center in New York, Sears Tower in Chicago and the Allied Bank Building in

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

Houston. We believe these sites will allow us to further diversify our customer base by providing us with an inventory of high altitude sites in urban areas. For the nine months ended September 30, 1999, the Motorola communications sites generated $55.7 million and $17.7 million in revenue and EBITDA on a pro forma basis, respectively.

   In order to minimize the risk that the ownership of or income from certain of the rooftop communications sites acquired from Motorola (the "Transferred Assets") might negatively affect the Company's qualification as a REIT, effective September 29, 1999 the Transferred Assets were transferred to PT III for $49,000,000. A subsidiary of the Company owns approximately 9% of PT III's common stock. Certain officers of the Company own the remaining outstanding common stock of PT III. In September 1999, a subsidiary of the Company purchased $49,000,000 of convertible preferred stock issued by PT III. PT III used the proceeds from the sale of such preferred stock to acquire the Transferred Assets. In connection with such transfer, a subsidiary of the Company and PT III entered into a services agreement whereby such subsidiary agreed to service the assets of PT III and take certain related actions. Subsequent to September 30, 1999, PT III exchanged a portion of the convertible preferred stock it issued for a $39,200,000 convertible promissory note issued by it to a subsidiary of the Company and amended certain terms of the remaining convertible preferred stock. In addition, the aforementioned services agreement was replaced with a cost and expense sharing and reimbursement agreement. PT III has guaranteed our credit facility and has pledged all of its assets to secure such guarantee.

   The $39,200,000 convertible promissory note issued by PT III to a subsidiary of the Company accrues interest at the rate of 13%, with interest payable quarterly and all principal and accrued interest due and payable within 30 days upon demand. The $9,800,000 of outstanding PT III convertible preferred stock accrues dividends at 18% per annum, payable quarterly. The terms of PT III's certificate of incorporation limit PT III's ability to borrow money, pledge its assets, issue additional securities, make distributions to its shareholders, purchase and sell assets, enter into transactions with affiliates and take certain actions without seeking approval from its common shareholders, and its ability to issue or redeem certain securities, make certain distributions, enter into certain transactions with its affiliates or to sell, lease or dispose of a majority of its assets without the approval of the holders of the convertible preferred stock is limited. Should all of the PT III convertible preferred stock and the convertible promissory note be fully converted to common stock of PT III, a subsidiary of the Company would own in excess of 99.9% of the outstanding common stock of PT III.

Our New Tower Construction Strategy

   An additional element of our growth strategy is to selectively construct new towers in and around major markets where we already have a presence to enhance our existing communications site clusters. Additionally, we also intend to build new towers to expand the capacity of, or otherwise improve, existing sites. In both cases, we adhere to our own requirements of return on invested capital. Tower construction is only initiated after at least one anchor tenant is identified and after we have determined, based on market research, that the capital outlay for the construction project would exceed our minimum required return on invested capital. We do not engage in speculative construction projects or pursue large "build-to-suit" mandates. During 1997, 1998 and 1999, we constructed 22, 47 and 23 towers, respectively. As a result of opportunities generated through our marketing efforts, we estimate that we will identify 80 to 100 new tower build opportunities this year.

Our Strengths

   We believe the following to be the strengths of our business:

  . We Focus on the Communications Site Rental Business. We focus on the rental of wireless communications site space as opposed to other lower margin segments of the tower industry such as site acquisition services or tower construction services. Furthermore, we do not engage in large scale "build-to-suit" programs, preferring instead to focus on our core acquisition strategy and complimentary selective construction strategy designed to enhance coverage in targeted markets.

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  . We Target and Acquire Clusters of Communications Sites. We believe that the location, size and capacity of our portfolio create significant competitive advantages by enabling us to provide our diverse wireless customers with clusters of sites in a given area.

  . We are a Disciplined and Efficient Acquirer of Communications Site
    Assets. At September 30, 1999 we had a network of approximately
    3,100 communications sites (excluding 32 sites we acquired subsequent to September 30, 1999, and 766 communications sites to be acquired pursuant to probable acquisitions). Through our acquisition process we identify communications sites that typically have existing cash flow and enhance our existing portfolio. We have demonstrated the ability to identify and successfully negotiate the purchase of what we believe to be value en-hancing acquisitions.

  . We Have the Ability to Successfully Increase Communications Site Rental
    Revenue. Because of our aggressive marketing efforts to all major wire-less communications providers we have signed a significant number of new tenants over the last four years. Additional tenants increase the operat-ing leverage of our communications site portfolio and generally increase our overall cash flow margins. In order to measure the revenue growth performance of acquired communications sites, we track the cumulative in-crease in monthly revenue from communications sites acquired during dif-ferent periods. We have generated a cumulative increase in total monthly revenues for the 29 communications sites acquired in 1995 of approxi-mately 133% through December 31, 1998. Taking into consideration new leases for new tenants, we experienced same tower revenue growth of ap-proximately 20% for the year ended December 31, 1998, on our base of com-munications sites as of December 31, 1997.

   In addition to the above strengths, we believe that our business will be characterized by the following:

  . Consolidation Opportunities in a Highly Fragmented Industry. The communications site rental industry remains highly fragmented. Based on an industry analyst's report, we estimate that there are over 20,000 communications sites in the U.S. that are not owned by the largest independent operators and carriers. This creates a significant opportunity for well capitalized companies, such as Pinnacle, to acquire small, independent operators. Since commencing operations in May 1995, through December 24, 1999, we have successfully completed 345 acquisitions through which we have acquired 3,032 communications sites.

  . Attractive Growth Prospects. Our rental communications sites provide basic infrastructure components for all major wireless communications services, including cellular, PCS, paging, two-way radio, broadcast television, microwave, wireless data transmission and SMR. As a result, we believe that we can achieve a level of growth in our communications site rental revenue that will in general reflect the growth of our customer base over the next several years.

  . Stable and Predictable Cash Flow. We believe that our business is characterized by predictable and stable monthly, prepaid recurring revenue. Additionally, because a significant proportion of our site rental revenue is received from large companies such as Nextel, Arch Communications and the Southern Company and because the communications sites and services we provide are mission critical to our customers' operations (service can be terminated by us if rent is not paid), we generally experience low levels of bad debt expense.

  . Barriers to Entry. Communications sites are subject to a variety of federal and local regulations that make the construction of towers difficult and increase the time and expense associated with their construction, especially in highly populated or high transmission areas. As a result, we believe that in areas where we have established a critical mass of rental communications site inventory, construction of alternative communications sites will be less attractive to others due to the likelihood of lower returns on those towers. Other independent communications site companies with large build-to-suit contracts, as well as wireless communications providers seeking to construct their own proprietary, limited use towers face continued opposition by municipalities, which are reducing the opportunities for such new communications sites to be built and supporting the trend toward co-location on rental communications sites.

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Our Operations

   Through our centralized management structure, we are designed to be an efficient consolidator and operator of rental communications sites. This is reflected in the methods and processes that we employ in managing our day-to-day operations, including the rapid integration of acquisition, tower construction and sales and marketing data into our proprietary management information systems. This approach ensures that communications site management is coordinated across our functional areas and that the information is accurate, timely and easily available. We have invested heavily in our information systems and believe that our investments in these areas will accommodate significant additional growth. As we seek to expand our communications site portfolio, we will continue to evaluate the need to supplement our current workforce.

   The key components of our operations include:

  . effective integration of communications site assets into our existing portfolio;

  . ongoing monitoring of our portfolio of communications site assets; and

  . customer sales and support.

   Integration. The pace and level of activity that characterize our acquisition, construction and marketing strategies create certain operational challenges, including the efficient integration of the due diligence data and other accounting, legal, regulatory, real estate, engineering and lease information. In response to these challenges, over the past four years we committed substantial resources to the development of our proprietary management information systems to accommodate our overall acquisition, construction and marketing strategies. As a result, we have developed the capability to rapidly integrate new acquisitions and tower construction activity and initiate sales and marketing efforts immediately upon closing or completion.

   Ongoing Monitoring. Our operations personnel perform routine, ongoing site monitoring to ensure the maintenance of accurate data with regard to our communications site inventory. Inventory management includes radio frequency audits and regulatory compliance. We seek to maintain accurate information with regard to customers' equipment that is installed on our communications sites. We believe that this area is overlooked by many rental communications site owners, resulting in erroneous information about the availability of communications site space and payments owed by some existing customers. To minimize errors, we conduct radio frequency audits and match each customer's equipment (which includes base stations, frequencies, coaxial lines and antennas) to those allowed under the customer's lease. Discrepancies are identified and customers are informed of required modifications to the lease terms in order to provide for additional rent. In addition, we use this information to facilitate future capacity calculations and predict where and when capital expenditures may be required to provide additional space to new customers. Regulatory compliance and respect for the needs of the communities in which we operate are essential to us as well as to our customers. Operations personnel ensure that all sites are in compliance with all FAA and FCC regulations and other local requirements. Regulatory data is integrated into our management information systems and is provided to current and potential customers as part of equipment installation support efforts.

   Customer Sales and Support. Our customer sales support group is dedicated to responding to the needs of current and potential customers. Support is offered to customers in connection with assessing a selected tower's capacity, determining the potential for radio frequency interference from new equipment and providing required documentation as to ownership and other property issues. This service function seeks to facilitate the customer's decision to initiate installation on our communications sites and, we believe, has enhanced our reputation as a full-service and responsive provider of rental communications site space.

Our Customers and Customer Leases

   As of September 30, 1999, we had over 15,231 separate communications site leases. We have a diversified base of over 3,600 customers. MobileMedia Communications and certain of its affiliates and

Southern Communications and certain of its affiliates accounted for approximately 24% and 11% of our revenues, respectively, at December 31, 1998 on a run rate basis. As of November 15, 1999, Arch Communications, Nextel and Motorola will represent 10.8%, 9.7% and 4.8%, respectively, of our revenue, on a run rate basis. See "Risk Factors--The loss of any significant customer would adversely affect our business" and "Risk Factors--There are certain risks associated with the Motorola Antenna Site Acquisition."

   We have a diverse mix of customers representing the various technologies and segments of the wireless communications industry. As a result, we believe that we are not dependent on any one segment of the wireless communications industry for future revenue growth. Our diverse mix of customers will continue following the consummation of the Motorola Antenna Site Acquisition, although we anticipate the percentage of revenue we derive from paging customers will decrease while the percentage of revenue we derive from SMR customers and private business customers will increase. The following is a summary of our approximate percentage of annualized run rate revenue by customer type (without giving effect to any pending acquisitions) as of September 30, 1999:

                                                                      Percentage
     Customer Type                                                    of Revenue
     -------------                                                    ----------
     Land Mobile.....................................................    31.6%
     Paging..........................................................    31.1%
     SMR.............................................................    15.4%
     PCS.............................................................     9.1%
     Cellular........................................................     6.2%
     Data............................................................     3.3%
     Broadcasting....................................................     2.5%
     Other...........................................................     0.8%
                                                                         ----
       Total.........................................................     100%
                                                                         ====

   In connection with the Southern Towers Acquisition, we entered into leases with Southern Communications providing that Southern Communications or one of its affiliates would be a customer on each of the 201 towers acquired. Under these leases, Southern Communications and its affiliates pay annual initial aggregate rents of $5.5 million. The leases have initial terms of 10 years with five optional renewal periods of five years, each of which is exercisable at the customer's option on the same terms as the original leases. Southern Communications has also indicated a desire to lease space on these towers in addition to the space covered by the leases referred to above. We also entered into a 10 year option agreement with Southern Communications whereby Southern Communications may require us to use commercially reasonable efforts to supply, acquire or construct an additional 80 sites within Alabama, Florida, Georgia or Mississippi at locations designated by Southern Communications, for rental of sites thereon by Southern Communications or its affiliates. Any of these additional sites would be rented under the same terms as the original leases for the 201 towers described above.

   In connection with the MobileMedia Acquisition, we entered into a lease with affiliates of MobileMedia leasing the "site spaces" at the towers that were previously utilized by MobileMedia and its affiliates for the installation and operation of transmitter systems. The lease has a 15-year term with one five-year renewal term exercisable at the option of the customer. Rent under the lease during the initial 15-year term is $1,300 per month per site space. During the renewal term, rent will be determined based on then existing market rental rates.

   Upon consummation of the Motorola Antenna Site Acquisition, we assumed a substantial number of tenant leases for the owned communications sites we acquired from Motorola. Most of these leases are cancelable by either party on short-term notice. See "Risk Factors--There are certain risks associated with the Motorola Antenna Site Acquisition."

Our Properties

   The following is a summary of our communications sites, as of December 24, 1999:

                           Number of         Number of
                         Communications Communications Sites   Total Number of
State/Province            Sites Owned      Managed/Leased    Communications Sites
--------------           -------------- -------------------- --------------------
Florida.................       251               117                  368
Georgia.................       220                55                  275
Texas...................       121                44                  165
Alabama.................       125                34                  159
Louisiana...............       134                13                  147
California..............        66                73                  139
Illinois................        19               107                  126
North Carolina..........        81                38                  119
South Carolina..........        74                40                  114
Tennessee...............        81                31                  112
Ontario, Canada.........         9                96                  105
Ohio....................        17                65                   82
New York................        37                43                   80
Mississippi.............        66                13                   79
Quebec, Canada..........        25                50                   75
Michigan................         8                66                   74
Virginia................        43                17                   60
Pennsylvania............        12                42                   54
Indiana.................         4                49                   53
Wisconsin...............        11                37                   48
Maryland................        24                18                   42
Alberta, Canada.........        22                16                   38
Kentucky................        18                20                   38
Washington..............        27                10                   37
British Columbia,
 Canada.................         6                29                   35
New Jersey..............        11                23                   34
Missouri................         7                23                   30
Colorado................        14                14                   28
Oklahoma................         9                17                   26
Massachusetts...........        11                14                   25
Arizona.................         9                16                   25
Oregon..................        10                12                   22
Kansas..................         7                15                   22
Minnesota...............         3                19                   22
Nebraska................         6                14                   20
Arkansas................        11                 8                   19
Hawaii..................         5                14                   19
Iowa....................         2                16                   18
New Mexico..............        13                 3                   16
Connecticut.............         8                 8                   16
North Dakota............         5                11                   16
South Dakota............         5                10                   15
New Hampshire...........        12                 2                   14
West Virginia...........         2                12                   14
Maine...................         3                 9                   12
Nevada..................         5                 6                   11
Nova Scotia, Canada.....         5                 4                    9
Delaware................         4                 5                    9
Saskatchewan, Canada....         4                 5                    9
Utah....................         5                 3                    8
Alaska..................         4                 3                    7
Wyoming.................         3                 4                    7
Montana.................                           7                    7
Rhode Island............         5                 1                    6
Idaho...................         1                 5                    6
New Brunswick, Canada...                           6                    6
Washington, DC..........         1                 3                    4
Manitoba, Canada........                           4                    4
New Foundland, Canada...                           1                    1
Vermont.................                           1                    1
                             -----             -----                -----
                             1,691             1,441                3,132

   Most of our sites are located on small parcels in urban areas. In rural areas, a site typically consists of a three to five acre tract that supports the tower, equipment shelter and guy wires that stabilize the tower. Less than 2,500 square feet are needed for a self-supporting tower that is typically used in metropolitan areas. Our existing leases (other than those acquired in the Motorola Antenna Site Acquisition) generally have 10 to 25 year terms, with options for us to renew the leases for an average of approximately 10 years. Most of the leases we acquired in the Motorola Antenna Site Acquisition are cancelable by either party on short-term notice. Pursuant to our credit facility, the senior lenders have liens on, among other things, tenant leases, equipment, inventory and interests in certain of our real property on which communications sites are located or which constitute a site.

   A significant portion of the ground leases assumed in connection with the MobileMedia Acquisition are subject to renewal within the next five years. In the event that we are not satisfied with the renewal terms with respect to such leases, we have the right to put back these properties to MobileMedia and MobileMedia will still be obligated to pay its rent on these properties. We may incur significant additional operating expenses in connection with the renewal of such leases. There can be no assurance regarding the extent of such increases or whether such increases could have an adverse effect on our results of operations.

   In order to meet our expanding office space needs, we have entered into a lease for a new corporate headquarters in Sarasota, Florida. We anticipate moving to the new headquarters in Spring 2000. The rentable area of the new headquarters is approximately 33,000 square feet, and rental payments for the new headquarters in 2000 will be approximately $50,000 per month. The new headquarters lease has a ten year term, with two five year renewal options. We lease our current corporate headquarters in Sarasota, Florida. The aggregate square footage of office space under this lease is approximately 14,000, and we paid rent of approximately $270,201 in 1999. The lease term for our current headquarters ends on September 30, 2000, but we anticipate an earlier termination due to our move into the new headquarters.

Our Competition

   The markets in which we operate are highly competitive. We compete with wireless communications providers who own and operate their own communications site networks, site development companies that acquire space on existing towers, rooftops and other sites, other independent communications site companies and traditional local independent communications site operators. Wireless communications providers who own and operate their own communications site networks generally are larger and have greater financial resources than we have. We believe that communications site location and capacity, price, quality of service and density within a geographic market historically have been and will continue to be the most significant competitive factors affecting tower rental companies. We believe that competition for tower acquisitions will increase and that additional competitors will enter the communications site rental market, some of which may have greater financial and other resources than we have. See "Risk Factors--We compete with companies that have greater financial resources."

Regulatory Matters

   Federal Regulations. Both the FCC and FAA promulgate regulations relative to towers used for wireless communications. Such regulations primarily relate to the siting, lighting and marking of towers. Most proposed antenna structures that are higher than 200 feet above ground level or that may interfere with the flight path of a nearby airport must be studied by the FAA and registered with the FCC. Upon notification to the FAA of a potential new tower or a proposed change in the height or location of certain existing towers, the FAA assigns a number and conducts an aeronautical study. Upon the finding that a proposed tower, new or modified, does not constitute a hazard to air navigation, the FAA will require certain painting and lighting requirements to be met to maximize the visibility of the tower. All towers subject to the FAA notification process must be registered by the tower owner with the FCC. At FCC registration, the FCC generally requires the painting and lighting requirements of the FAA to be met. Tower owners may also bear the responsibility of notifying the FAA of any tower lighting outage. The FCC enforces the tower painting and lighting requirements. Failure to maintain applicable requirements may lead to civil liabilities. Wireless communications devices operating on towers and other communications sites are separately regulated by the FCC and independently licensed based upon the particular frequently used. See "Risk Factors--Our business requires compliance and approval with regulatory authorities."

   The Telecommunications Act of 1996 (the "Telecom Act") amended the Communications Act of 1934 to prevent the FCC preemption of local and state land use decisions and preserves the authority of state and local governments over zoning and land use matters concerning the construction, modification and placement of towers, except in limited circumstances. The Telecom Act prohibits any action that would (i) discriminate between different wireless communications providers or (ii) ban altogether the construction, modification or placement of radio communications towers. However, the Telecom Act provides a mechanism for judicial relief from zoning decisions that fail to comply with certain provisions of the Telecom Act. For example, the Telecom Act prohibits any state or local government action that would (i) discriminate between different wireless communications providers or (ii) ban altogether the construction, modification or placement of radio communication towers. The Telecom Act requires the federal government to establish procedures to make available on a fair, reasonable and nondiscriminatory basis property rights-of-way and easements under federal control for the placement of new telecommunications services. This may require that federal agencies and departments work directly with licensees to make federal property available for tower facilities.

   All towers must comply with the National Environmental Policy Act of 1969 as well as other federal environmental statutes. The FCC's environmental rules place responsibility on each applicant to investigate any potential environmental effect of tower placement and operations and to disclose any significant effects on the environment in an environmental assessment prior to constructing a tower. In the event the FCC determines the proposed tower would have significant environmental impact based on the standards the FCC has developed, the FCC would be required to prepare an environmental impact statement. This process could significantly delay the licensing of a particular tower site. See "Risk Factors--We are subject to environmental laws that impose liability without regard to fault and environmental regulations that could adversely affect our operations."

   Local Regulations. Local regulations include city, county and other local ordinances, zoning restrictions and restrictive covenants imposed by community developers. These regulations vary greatly, but typically require tower owners to obtain approval from local officials prior to tower construction.

   Environmental Regulations. In addition to the FCC's environmental regulations, we are subject to various other federal, state and local health, safety and environmental laws and regulations. The current cost of complying with those laws is not material to our financial condition or results of operations.

Our Employees

   As of September 30, 1999, we had approximately 153 full-time employees, of which 97 work in our Sarasota, Florida headquarters office. None of our employees are unionized, and we consider our relationship with our employees to be good.

REIT Status

   We have elected to be treated as a REIT. A REIT is generally not subject to federal corporate income taxes on that portion of its ordinary income or capital gain for a taxable year that is distributed to stockholders within such year. To qualify and remain qualified as a REIT, we are required for each taxable year to satisfy certain requirements pertaining to organization, sources of income, distributions and asset ownership, among others. Among the numerous requirements that must be satisfied with respect to each taxable year in order to qualify and remain qualified as such, a REIT generally must:

  . distribute to stockholders 95% (90% beginning January 1, 2001) of its taxable income computed without regard to net capital gains and deductions for distributions to stockholders and 95% (90% beginning January 1, 2001) of certain foreclosure income;

  . maintain at least 75% of the value of its total assets in real estate assets (generally real property and interests therein), cash, cash items and government securities;

  . derive at least 75% of its gross income from investments in real property or mortgages on real property; and

  . derive at least 95% of its gross income from real property investments described above and from dividends, interest and gain from the sale or disposition of stock and securities and certain other types of gross income.

   Income tax regulations provide that the term "real property" for the foregoing requirements means land or improvements thereon, such as buildings or other inherently permanent structures thereon, including items that are structural components of such buildings or structures. The Service has ruled in a revenue ruling that transmitting and receiving communications towers built upon pilings or foundations similar to our towers as well as ancillary buildings, heating and air conditioning systems and fencing constitute inherently permanent structures and are therefore real estate assets. However, depending on our assessment of the strategic importance of acquisitions which may become available to us in our existing line of business or in complementary non-real estate based communication site or services activities, we may acquire, operate and derive income from assets businesses or entities that will cause us to no longer qualify as a REIT. In this regard we transferred certain of the assets we acquired from Motorola to PT III, in which we own substantially all of the equity interest in the form of nonvoting, convertible preferred stock, as well as approximately 9% of the voting common stock in order to minimize the risk that the ownership of or income from such assets might negatively affect our qualification as a REIT. The transferred assets consisted of substantially all of the rooftop sites acquired from Motorola as well as equipment related thereto. Due to the lack of relevant authority to confirm that the rooftop sites and related equipment and the income therefrom will constitute qualifying assets and income for REIT purposes, we transferred such assets to PT III in order to reduce the risk that our direct ownership of such assets, and our direct receipt of income produced by such assets, might adversely impact our qualification as a REIT.

   In addition to REIT qualification requirements applicable to the nature of assets owned or income received, certain other REIT qualification requirements limit the nature and amount of stock or securities of another corporation owned by a REIT unless such other corporation is itself qualified as a REIT. PT III intends to request a private letter ruling from the Service that the ownership of, and receipt of income from, the rooftop sites and related equipment will be considered qualifying assets and income for REIT purposes, and intends to elect to be taxed as a REIT, although such election may not be made with respect to the short period year of 1999. With respect to years for which PT III is itself qualified and has elected to be taxed as a REIT, our ownership of stock and securities therein will not be subject to the aforementioned limitations applicable to the ownership of, and receipt of income from, securities in a corporation which is not a REIT. If PT III receives a favorable ruling from the Service with respect to the ownership of, and income received from, rooftop sites, then we currently expect to acquire it in a merger or other similar transaction. However, if PT III does not receive a favorable ruling from the Service concerning the foregoing matters or is not itself qualified as a REIT for some other reason, it may remain as a separate entity indefinitely, and the aforementioned limitations, as well as limitations the subject of recent legislative enactments will apply to our ownership of stock and other securities of PT III. See "--Recent REIT Legislation." If those limitations are exceeded, such could result in a loss of our qualification as a REIT. While we have structured our stock ownership in PT III in a manner which we believe satisfies the currently applicable percentage limitations aforementioned, due to the lack of relevant authority addressing certain matters involving the interpretation or application of such percentage limitations, there is a risk that future judicial or administrative interpretations addressing such matters with respect to the REIT provisions of the Code could adversely impact our ability to satisfy those percentage limitations, with possible retroactive effect. Furthermore, due to legislative changes enacted on December 17, 1999, for our taxable year beginning January 1, 2001, unless PT III will then be separately qualified as a REIT, it will be necessary for an election to be made that such corporation be a "taxable REIT subsidiary" or for us to otherwise restructure or dispose of our investment in PT III in order to maintain our REIT qualification. See "Federal Income Tax Considerations--Recent REIT Legislation."

Legal Proceedings

   We are from time to time involved in ordinary litigation incidental to the conduct of our business. We believe that none of our pending litigation will have a material adverse effect on our business, financial condition or results of operations.

                            MANAGEMENT AND DIRECTORS

   Set forth below is certain information concerning our directors, executive officers and key employees as of December 31, 1999. All of the directors have served as our directors since our inception, except for Steven Day who has served since February 1997 and G. Peter O'Brien who has served since October 1999.

     Name                Age                            Position
     ----                ---                            --------
Robert Wolsey...........  48 Director, President and Chief Executive Officer
Steven Day..............  46 Director, Vice President, Secretary and Chief Financial Officer
Ben Gaboury.............  48 President of Pinnacle Towers Inc.
James Dell'Apa..........  41 Manager of Acquisitions
David Zahn..............  34 Vice President of Operations of Pinnacle Towers Inc.
Martin Alvarez..........  45 Chief Information Officer
David Koehler...........  41 Vice President of Finance
Christine Shirley.......  37 Vice President and Treasurer
Andrew Banks............  45 Director
Peni Garber.............  36 Director
Peggy Koenig............  43 Director
G. Peter O'Brien........  54 Director
Royce Yudkoff...........  44 Director

   Robert Wolsey is primarily responsible for the overall direction of our acquisitions and operations and has substantial experience in consolidating fragmented industries. From 1990 to 1994, Mr. Wolsey, as Chief Executive Officer of Pittencrieff Communications, Inc. ("PCI"), a regional consolidator of SMR operators, spearheaded the acquisition of 28 SMR businesses and related assets (including over 100 towers) for a purchase price of over $30 million. During Mr. Wolsey's tenure at PCI, revenue increased from $100,000 to over $28 million. In June 1993, PCI raised over $74 million in its initial public offering of its common stock. At the time of Mr. Wolsey's departure from PCI in April 1994, PCI had a market capitalization in excess of $200 million. From 1983 to 1989, Mr. Wolsey, as President of Pittencrieff PLC and a predecessor company, negotiated and acquired over $30 million in oil and gas assets in 16 separate transactions. He has a Bachelor of Science (Honors) degree in Color Physics from the University of Manchester.

   Steven Day is primarily responsible for our financial, legal and administrative affairs and for the integration of acquired properties. Mr. Day was a partner in the accounting firm of Price Waterhouse LLP until joining us in February 1997. Since 1986, he has been involved with high-growth companies, principally in technology-based industries and, for the last several years, worked with large venture capital and leveraged buyout firms in his role in the Price Waterhouse Mergers and Acquisitions Group. Mr. Day has substantial experience in dealing with companies that have filed initial public offerings. Mr. Day earned a Masters of Business Administration at Loyola University of Chicago and a Bachelor of Arts degree at the University of West Florida.

   Ben Gaboury is primarily responsible for our sales and marketing operations. Mr. Gaboury was employed for 17 years with Motorola in various sales and sales management positions. Before joining us in October 1996, Mr. Gaboury was responsible for planning the strategy that Motorola employed in connection with the build out of its SMR network in New York and the New England area. He then executed the plan to market SMR services as well as related rental towers. Mr. Gaboury holds a Masters Degree from Jersey City State College and a Bachelors Degree from Fairleigh Dickinson University.

   James Dell'Apa is principally responsible for managing the initiation and negotiation of acquisitions. Prior to November 1999, he was the Executive Vice President and Chief Executive Officer of the Company, as well as a director of the Company. Mr. Dell'Apa has brokered SMR, tower, paging, and two-way businesses since 1991 and has had various levels of involvement with over 250 transactions with a combined valuation of over $650 million. Before his acquisitions work, he was a technical consultant in Washington, D.C. responsible for planning large-scale military networks for government consulting firms, under the employment of Booz Allen & Hamilton and Advanced Technology (later Planning Research Corporation and Black and Decker). Mr. Dell'Apa also worked for Georgetown University's International Law Institute developing long-term, intensive training programs on Negotiation and Policy for Developing Telecommunications Infrastructures for senior level government ministers. He has a law degree from American University in Washington, D.C., a technical Masters degree in Telecommunications from the University of Colorado (Boulder), and a liberal arts/bachelors degree from the University of Northern Colorado.

   David Zahn is primarily responsible for the ongoing maintenance of our existing communications site inventory, new site construction, capacity augmentation and new customer equipment integration. He joined us in September 1996. From 1987 to 1996, Mr. Zahn worked for 360(degrees) Communications (formerly Sprint Cellular and Centel Cellular) where he held a variety of positions including Project Manager, Transmission Engineer, Radio Frequency Engineering Supervisor and Traffic Engineering Manager. His most recent management position was Director of Engineering where he was responsible for a $50 million capital program related to the construction of cellular transmission towers and the associated communications network. Mr. Zahn earned his degrees in Bachelor of Science in Electrical Engineering Technology and an Associate in Applied Electronic Communications Engineering Technology from the Milwaukee School of Engineering.

   Martin Alvarez is primarily responsible for our Information Technology and Services. Prior to joining us in June 1997, Mr. Alvarez was a Senior Manager in the Management Consulting Services division of Price Waterhouse LLP. Mr. Alvarez has been involved with the growth and management of Information Technology and Services at Pinnacle since April of 1996. His experience includes work for a variety of industries that include telecommunications, entertainment, manufacturing and utilities, among other industries. Mr. Alvarez's experience includes management of various technology areas, systems development and implementation, systems programming, effectiveness evaluation and strategic planning. Mr. Alvarez earned his degree in Bachelor of Science in Engineering Science, Computer Science Option from the University of South Florida.

   David Koehler is primarily responsible for capital raising, investor relations, budget and planning, and acquisition integration. Prior to joining the company in September 1999, Mr. Koehler was the Chief Financial Officer of a Virginia based commercial bank from 1994 to 1999. Before his commercial banking experience, he was an investment banker specializing in mergers and acquisition and asset-backed securitization. Additionally, he worked in Price Waterhouse's and Ernst & Young's consulting practices. He graduated in 1984 with a Bachelor of Science from Old Dominion University with majors in accounting, finance and management information services. He is a Certified Public Accountant in Virginia.

   Christine Shirley is primarily responsible for administering the Company's treasury, tax and risk management affairs. She joined the Company in October 1999 after providing consulting services to the Company since March 1999. Prior to joining the Company, Mrs. Shirley was Chief Financial Officer of Spartan Premier, Inc., a staffing firm, from 1998 to 1999. From 1991 to 1998, Mrs. Shirley served in a variety of financial and operational management capacities for RISCORP, Inc., a managed care workers' compensation company. Her background includes audit, mergers and acquisitions, financial analysis, budgeting and planning, and operations experience with a variety of industries. Mrs. Shirley graduated summa cum laude with a Bachelor of Science in Business Administration from Youngstown State University.

   Andrew Banks is Chairman of ABRY Holdings Inc. Previously, Mr. Banks was affiliated with Bain & Company, an international management consulting firm. At Bain, where he was a partner from 1986 until 1988, he shared significant responsibility for the firm's media practice. Mr. Banks is presently a director

(or the equivalent) of DirecTel. Mr. Banks is a graduate of Harvard Law School, a Rhodes Scholar holding a Master's degree from Oxford University and a graduate of the University of Florida.

   Peni Garber is a principal and secretary of ABRY Partners, Inc. She joined ABRY Partners, Inc. in 1990 from Price Waterhouse LLP where she served as Senior Accountant in the Audit Division from 1985 to 1990. Ms. Garber is presently a director (or the equivalent) of Nexstar Broadcasting Group LLC, Network Music Holdings LLC, Quorum Broadcast Holdings Inc. and Audio Communications Network, LLC. Ms. Garber graduated summa cum laude from Bryant College.

   Peggy Koenig is a partner in ABRY Partners, Inc. She joined ABRY Partners, Inc. in 1993. From 1988 to 1992, Ms. Koenig was a Vice President, partner and member of the Board of Directors of Sillerman Communications Management Corporation, a merchant bank, which made investments principally in the radio industry. Ms. Koenig was the Director of Finance from 1986 to 1988 for Magera Management, an independent motion picture financing company. She is presently a director (or the equivalent) of Connoisseur Communications Partners, L.P., Avalon Cable Holdings LLC and Network Music Holdings LLC. She received her MBA from the Wharton Business School and received an undergraduate degree from Cornell University.

   G. Peter O'Brien recently retired as a managing director of Merrill Lynch, Pierce, Fenner & Smith Incorporated after working in the Equity Capital Markets area for 28 years. Mr. O'Brien is presently a member of the Board of Directors of the Legg Mason Family of Mutual Funds and a member of the Colgate University Board of Trustees. Mr. O'Brien is a graduate of the Columbia Business School and a graduate from Colgate University.

   Royce Yudkoff is President and Managing Partner of ABRY Partners, Inc. Previously, Mr. Yudkoff was affiliated with Bain & Company, an international management consulting firm. At Bain, where he was a partner from 1985 through 1988, he shared significant responsibility for the firm's media practice. Mr. Yudkoff is presently a director (or the equivalent) of Quorum Broadcast Holdings Inc., Nexstar Broadcasting Group, LLC, Audio Communications Network, LLC and Metrocall. He graduated as a Baker Scholar from the Harvard Business School and is an honors graduate of Dartmouth College.

                              SELLING STOCKHOLDERS
   The following table sets forth information regarding the beneficial ownership of the Selling Stockholders, as of December 29, 1999, and as adjusted as of that date to reflect the sale of Common Stock in this offering. Except as otherwise noted, the address of each person listed in the table is c/o Pinnacle Holdings Inc., 1549 Ringling Boulevard, Third Floor, Sarasota, Florida 34236. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the Selling Stockholders named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each Selling Stockholder is based on 41,094,520 million shares of Common Stock outstanding as of December 29, 1999, and 46,394,520 shares outstanding after this offering. Shares of Common Stock issuable upon exercise of options and other rights beneficially owned are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights, but are not deemed outstanding for computing the percentage ownership of any other person.

                              Before Offering                 After Offering
                            -------------------- Number of --------------------
                            Number of             Shares   Number of
Name of Beneficial Owner     Shares   Percentage  Offered   Shares   Percentage
------------------------    --------- ---------- --------- --------- ----------
ABRY II(a)................. 6,081,983   14.8%    1,926,683 4,155,300    9.0%
Robert Wolsey(b)...........   559,400    1.4%      122,142   437,258     *
James M. Dell Apa(c).......   378,196     *         75,588   302,608     *
Steven Day(d)..............   327,624     *         64,262   263,362     *
David Zahn(e)..............    56,482     *         10,271    46,211     *
Ben Gaboury(f).............    56,482     *         10,271    46,211     *
Martin Alvarez(g)..........    40,812     *         10,271    30,541     *
Shirley Putnam.............    30,812     *         10,271    20,541     *
James Bokish...............    30,812     *         10,271    20,541     *
Slade Lindsay(h)...........   124,351     *         41,450    82,901     *
Royce Yudkoff(i)........... 6,082,533   14.8%    1,926,683 4,155,850    9.0%
Motorola, Inc.(j)..........   418,520    1.0%      418,520        --     --

--------
 * Indicates less than 1 percent
(a) ABRY Holdings, Inc., the general partner of ABRY Capital, which is the general partner of ABRY II, is wholly owned by Mr. Yudkoff.
(b) Includes 5,774 shares of Common Stock held by Pantera, Inc. and 288,682 shares of common stock held by Pantera Partnership Ltd. Includes 30,505 of 692,525 shares of Common Stock that are subject to stock options held by Mr. Wolsey, as the option to acquire such 30,505 shares are exercisable within sixty days.
(c) Includes 25,670 of 352,526 shares of Common Stock that are subject to stock options held by Mr. Dell Apa, as the option to acquire such 25,670 shares are exercisable within sixty days.
(d) Includes 67,863 shares of Common Stock held by Mr. Day's spouse, 7,143 shares of Common Stock held by South Creek, Inc. and 214,304 shares of Common Stock held by South Creek Partnership Ltd. Includes 10,000 of 325,000 shares of Common Stock that are subject to stock options held by Mr. Day, as the option to acquire such 10,000 shares are exercisable within sixty days.
(e) Includes 25,670 of 30,812 shares of Common Stock that are subject to stock options held by Mr. Zahn, as the option to acquire such 25,670 shares are exercisable within sixty days.
(f) Includes 25,670 of 30,812 shares of Common Stock that are subject to stock options held by Mr. Gaboury, as the option to acquire such 25,670 shares are exercisable within sixty days.
(g) Includes 10,000 of 30,812 shares of Common Stock that are subject to stock options held by Mr. Alvarez, as the option to acquire such 10,000 shares are exercisable with in sixty days.
(h) Includes 132,820 shares of Common Stock held by Lindsay Investments, L.P. and 550 shares of Common Stock held by Mr. Lindsay's spouse.
(i) Mr. Yudkoff is deemed the beneficial owner of the Common Stock held by ABRY
    II. See note (a) above. Also includes 550 shares of Common Stock held by Mr. Yudkoff's spouse.
(j) 1301 East Algonquin Road, Schaumburg, Illinois 60196-1065.

                          DESCRIPTION OF INDEBTEDNESS

Credit Facility

   We have entered into the Fifth Amended and Restated Credit Agreement dated as of September 17, 1999 (as amended by the First Amendment to Fifth Amended and Restated Credit Agreement dated as of October 29, 1999 and the Second Amendment to Fifth Amended and Restated Credit Agreement dated as of December 6, 1999) with Bank of America, N.A. (formerly known as NationsBank, N.A.) and certain other lenders that provides one $235 million revolving line of credit with an uncommitted increase option which could increase the revolving line of credit to $435 million (the "Revolver"), a $125 million term loan ("Term Loan A"), and a $110 million term loan ("Term Loan B"). The Revolver is subject to reduction by the amount of a loan from Bank of America Canada to our Canadian subsidiary in the amount of up to approximately US $11 million and a swingline subfacility in the maximum amount of $5 million provided by Bank of America, N.A. Under the Revolver, we may make borrowings and repayments until June 30, 2006. Under Term Loan A, advances must be repaid in full by June 30, 2006. Under Term Loan B, advances must be repaid in full by June 30, 2007. Once repaid, advances under Term Loan A and Term Loan B may not be re-drawn. Advances under Term Loan A and Term Loan B may be used for refinancing certain existing indebtedness, acquisitions, working capital, and other general corporate purposes. Advances under the Revolver are limited to acquisitions. Advances under our credit facility have been used primarily to fund acquisitions and construction of towers.

   Beginning September 30, 2001, the availability under the Revolver and Term Loan A starts reducing by specified amounts on a quarterly basis until June 30, 2006 when the availability under such credits will be reduced to zero. Beginning September 30, 2001, the availability under Term Loan B starts reducing by specified amounts on a quarterly basis until June 30, 2007, when Term Loan B must be repaid in full. Advances under the Revolver and Term Loan A bear interest at a rate per annum, at the borrower's request, equal to the agent bank's prime rate plus a margin of up to 1.5% or the 90-day London Interbank Offered Rate plus a margin of up to 2.75%. Advances under Term Loan B bear interest at a rate per annum, at the borrower's request, equal to the agent bank's prime rate plus a margin of up to 1.75% or the 90-day London Interbank Offered Rate plus a margin of up to 3.0%. Currently, all outstanding advances under our credit facility bear interest at the maximum margins above the applicable base rates. Those margins decrease under certain circumstances if our leverage, as calculated in our credit facility, decreases. Aggregate outstanding borrowings under our credit facility were $444.3 million at September 30, 1999. In addition, at September 30, 1999 we had an additional $25.7 million of letters of credit issued under our credit facility.

   As of September 30, 1999, after giving effect to the acquisitions referenced in this Prospectus on a pro forma as adjusted basis, there would have been $244.4 million available under our credit facility, after giving effect to approximately $25.7 million of outstanding letters of credit, which reduce availability under our credit facility.

   Our credit facility is secured by a lien on substantially all of our assets and a pledge of substantially all of the capital stock of our subsidiaries and we have guaranteed the obligations of the borrower, Pinnacle Towers Inc., under our credit facility. The credit facility contains customary covenants such as limitations on our ability to incur indebtedness, to incur liens or encumbrances on assets, to make certain investments, to make distributions to stockholders, or to prepay subordinated debt. A "change of control" (as defined in our credit facility) constitutes an event of default under our credit facility and includes the acquisition by a person or group of related persons (other than Mr. Wolsey and his affiliates) of control of in excess of 30% of the ordinary voting power of our common stock. A further event of default includes any one of the President, Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of the borrower failing to perform the primary roles and functions of such positions on our behalf (whether pursuant to death, extended disability, termination, resignation or otherwise) and we do not replace such executive officer with a new employee reasonably acceptable to 51% of the lending banks within 60 days of such failure. In addition, we may not permit the Leverage Ratio (as defined in our credit facility) to exceed certain amounts.

10% Senior Discount Notes

   The Notes were initially issued in aggregate principal amount at maturity of $325 million, are senior unsecured obligations and will mature on March 15, 2008. Cash interest is not payable on the Notes prior to March 15, 2003. Thereafter, interest on the Notes will be payable at a rate of 10% per annum, semi-annually in arrears on March 15 and September 15 of each year, commencing September 15, 2003.

   The Notes are redeemable at our option, in whole or in part, at any time on or after March 15, 2003 at a redemption price equal to 105% of the principal amount thereof during the twelve-month period beginning March 15, 2003, 103.333% of the principal amount thereof during the twelve-month period beginning March 15, 2004, 101.667% of the principal amount thereof during the twelve-month period beginning March 15, 2005 and 100% of the principal amount thereof on or after March 15, 2006, together with accrued and unpaid interest to the redemption date. In addition, we have the option to redeem up to 35% of the original principal amount of the Notes at any time on or before March 15, 2001, at a redemption price equal to 110% of the Accreted Value (as defined in the Indenture) thereof with the net proceeds of one or more Public Equity Offerings (as defined in the Indenture); provided, however, that at least 65% of the original principal amount remains outstanding and that such redemption occurs within 60 days following the closing any such Public Equity Offering.

   In the event of a Change of Control (as defined in the Indenture) we will be required to make an offer to purchase all outstanding notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest and Liquidated Damages (as defined in the Indenture) to the date of purchase. If such offer to purchase is to be consummated prior to March 15, 2003, the purchase price will be equal to 101% of the Accreted Value thereof on the date of purchase plus accrued and unpaid Liquidated Damages thereon to the date of purchase. A "Change of Control" under the Indenture includes the acquisition by a person or group of related persons (other than ABRY II, Mr. Wolsey and their affiliates) of control of a majority of the ordinary voting power of our common stock.

   The Indenture contains covenants for the benefit of the holders of the Notes that, among other things, and subject to certain exceptions, restrict our ability and our Restricted Subsidiaries (as defined in the Indenture) to:

  . incur additional indebtedness;

  . guarantee payment of debt;

  . pay dividends and make distributions;

  . restrict dividend or other payments of Restricted Subsidiaries;

  . create liens;

  . issue stock of subsidiaries;

  . enter into transactions with affiliates;

  . merge or consolidate Pinnacle; and

  . transfer and sell assets.

                          DESCRIPTION OF CAPITAL STOCK

General

   We are authorized to issue 100,000,000 shares of Common Stock, $.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $.001 par value per share.

Common Stock

   Each holder of our Common Stock will be entitled to one vote for each share held. Stockholders will not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding common stock will have the right to elect all of our directors and otherwise control us, subject to any voting rights of the then outstanding preferred stock, if any.

   Holders of our Common Stock will be entitled to dividends on a pro rata basis upon declaration of dividends by our board of directors. Dividends will be payable only out of unreserved and unrestricted surplus that is legally available for the payment of dividends. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual or legal restrictions and other factors deemed relevant by our board of directors. In order to maintain our REIT status, however, we are required to distribute to stockholders 95% of our taxable income. See "Certain Federal Income Tax Considerations--Requirements for REIT Qualification" and "Risk Factors--If we fail to qualify as a REIT, we will be subject to a variety of taxes and penalties." Our credit facility and the Indenture currently prohibit us from paying any dividends other than those required to be paid to maintain our REIT Status. See "Dividend Policy."

   Upon our liquidation, holders of our Common Stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock, if any.

Preferred Stock

   Our certificate of incorporation permits our board of directors to issue shares of preferred stock in one or more series, and to fix the relative rights, preferences, and limitations of each series. Among such rights, preferences and limitations are divided rights and rates, provisions for redemption, rights upon liquidation, conversion privileges and voting powers. Any issuance of preferred stock with a dividend preference over our Common Stock could adversely affect the dividend rights of holders of our Common Stock. Our board of directors currently has no plans to issue any shares of preferred stock. We would expect to redeem any such preferred stock that may be issued with proceeds from this offering.

Certain Provisions of Our Certificate of Incorporation and Bylaws

   Restrictions on Transfer. Because we wish to retain our status as a REIT, no holder of Common Stock may transfer any such share or interest, if as a result, either (1) beneficial ownership of all shares of Common Stock would be held by less than 100 persons, if beneficial ownership of all shares of Common Stock was held by 100 or more persons prior to such transfer or (2) a violation of the percentage ownership limit would occur.

   Under the percentage ownership limit test, no share of any series of our capital stock may be sold or otherwise transferred to any individual if such transfer would result in the ownership of such individual in combination with four or fewer individuals of more than 50% of the aggregate value of all shares of all classes of our capital stock.

   Such restrictions may delay or make more difficult acquisitions or changes of control of the Company.

   Preferred Stock and Additional Common Stock. Under our certificate of incorporation, our board of directors has the authority to provide by board resolution for the issuance of shares of one or more series of preferred stock. Our board of directors is authorized to fix by resolution the terms and conditions of each such series.

   We believe that the availability of additional preferred stock, issuable in series, and additional shares of Common Stock could facilitate certain financings and acquisitions and provide a means for meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as authorized but unissued shares of Common Stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or by the rules of any stock exchange on which any series of our stock may then be listed.

   These provisions give our board of directors the power to approve the issuance of a series of preferred stock, or additional shares of Common Stock, that could, depending on its terms, either impede or facilitate the completion of a merger, tender offer or other takeover attempt.

   Limitation of Liability and Indemnification. As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our Bylaws provide that we shall, to the fullest extent authorized under Delaware law, indemnify all directors and officers and all persons serving at our request as director, trustee, officer, employee, or agent of another corporation or of a partnership, trust or other enterprise. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.

Certain Provisions of Delaware Law

   Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation, such as us, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally an "interested stockholder" is a person who, together with affiliates and associates owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the affect of delaying, defining, or preventing a change in central of Pinnacle without further action by the stockholders.

   The provisions of Section 203 may encourage companies interested in acquiring Pinnacle to negotiate in advance with our board of directors to avoid obtaining our stockholders approval if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in management. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

   The transfer agent and registrar for our Common Stock is First Union.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have outstanding 47,194,520 shares of Common Stock, including the 6,100,000 shares sold by us in this offering (assuming the full exercise of the Underwriters' over-allotment option). A total of 42,226,000 of the shares will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," which generally includes officers, directors or 10% stockholders as that term is defined in Rule 144 under the Securities Act.

   The remaining 5,368,520 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted shares in the public market, or the availability of these shares for sale, could adversely affect the market price of our Common Stock.

   Certain of our stockholders have entered into lock-up agreements generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our Common Stock or any securities exercisable for or convertible into our Common Stock owned by them for a period of 90 days after the effective date of the registration statement filed in connection with this offering without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar lock-up agreement with Deutsche Bank Securities Inc. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by the designated underwriters' representative. Taking into account the lock-up agreements, and assuming Deutsche Bank Securities Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times (assuming the full exercise of the Underwriters' over-allotment option):

    . Beginning 90 days after the effective date of this offering, approximately 4,877,959 shares will be eligible for sale pursuant to Rules 144, 144(k) and 701.

    . An additional 90,561 shares will become eligible for sale pursuant to Rule 144 at various times after the date of this Prospectus. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.

   In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, which is 90 days after the effective date of the registration statement, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (1) one percent of the number of shares of common stock then outstanding, which will equal approximately 471,945 shares immediately after this offering; or (2) the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Pinnacle. Under Rule 144(k), a person who is not deemed to have been an affiliate of Pinnacle at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   The Company has agreed to indemnify the underwriters in connection with this offering against some specified types of liabilities, including liabilities under the Securities Act.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The following is a summary of certain material federal income tax considerations that may be relevant to you. The summary does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations (except as described herein), financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States (except as described herein), persons who hold Common Stock through partnerships or other pass-through entities, and persons who acquired their common stock pursuant to the exercise of an employee stock option or otherwise as compensation) subject to special treatment under the federal income tax laws. This summary discusses only common stock which is held as a capital asset within Section 1221 of the Code. The summary is based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of statements in the summary as applicable to transactions entered into or contemplated prior to the effective date of such changes.

   THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND SALE OF THE COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Pinnacle

   We currently have in effect an election to be taxed as a REIT under Sections 856 through 860 of the Code. We believe that since our inception we have been organized and operated in such a manner as to qualify for taxation as a REIT under the Code. Our continued qualification as a REIT will depend upon our qualification as a REIT in prior years. We cannot assure you that we will qualify or remain qualified as a REIT. Depending on our assessment of the strategic importance of acquisitions which may become available to us in our existing line of business or in complementary non-real estate based communication site or services activities, we may acquire, operate and derive income from assets, businesses or entities that will cause us to no longer qualify as a REIT. In this regard we have previously committed to acquire certain assets before determining whether such assets, and the income derived from such assets, would permit us to continue to meet the qualification requirements for a REIT, but subsequently structured our ownership of the assets so acquired in a manner which we believe satisfied then applicable and currently applicable REIT qualification requirements. However, REIT qualification requirements which will become applicable on January 1, 2001 by virtue of legislation enacted on December 17, 1999 may require that we restructure or dispose of our investment in order to continue to satisfy such then applicable REIT qualification requirements (see "Recent REIT Legislation").

   In the opinion of Holland & Knight LLP, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code through December 31, 1998. It must be emphasized that such opinion of counsel as to REIT qualification is based on certain customary assumptions and factual representations regarding, among other things, the ownership of our stock, the nature of our assets, the conduct of our business, the sources of our revenues, the amounts distributed by it to stockholders and other matters germane to the requirements for qualification as a REIT. In addition, Holland & Knight LLP will not review our compliance with these requirements on an ongoing basis, and there can be no assurance that we, the sources of our income, the composition of our assets, the level of our dividends or the diversity of our share ownership for any given year will satisfy the requirements for qualification and taxation as a REIT. As stated above, we may undertake acquisitions which may have the effect of terminating our REIT qualification. Prospective investors also should be aware that an opinion of counsel is not binding on the Service or any court, but merely represents counsel's best judgment with respect to the probable outcome on the merits based on counsel's review and analysis of existing law, regulations and interpretations, which include no controlling precedent. In certain instances, due to the lack of relevant precedent, counsel's opinion is based on administrative policies and practices of the Service as indicated in existing private letter rulings (which rulings are not binding on the Service) or authority considered by counsel to be analogous. There can be no assurance that a position contrary to the opinion of counsel will not be taken by the Service, or that any court considering the issues would not hold contrary to such opinion.

   The sections of the Code relating to qualification and operation as a REIT are highly technical and complex, and only limited judicial or administrative interpretations are available. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

   If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is distributed currently to its stockholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax in the following circumstances. First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on undistributed items of tax preference, if any. Third, if we have (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless have maintained our qualification as a REIT because certain other requirements have been met, we will be subject to tax in an amount equal to (a) the gross income attributable to the greater of the amount by which it fails the 75% or 95% gross income test, multiplied by
(b) a fraction intended to reflect its profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of (i) 95% (90% beginning January 1, 2001) of our REIT ordinary income for such year, (ii) 95% (90% beginning January 1, 2001) of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. If we elect to retain and pay income tax on our net long-term capital gain in a taxable year, any retained amounts would be treated as having been distributed for purposes of the 4% excise tax. See "-- Requirements for REIT Qualification--Distribution Requirements." Seventh, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by us, then to the extent of such asset's "built-in-gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by us over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as to be provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in-gain" assume that we have made an election pursuant to IRS Notice 88-19 as to such acquisitions and will do so as to any future such acquisition.


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Requirements for REIT Qualification

   The Code defines a REIT as a corporation, trust, or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule.

   Our certificate of incorporation contains restrictions regarding transfer of its shares that are intended to assist us in continuing to satisfy the share ownership requirements described in clauses (v) and (vi) above. Such transfer restrictions are described in "Description of Capital Stock--Certain Provisions of Our Certificate of Incorporation and Bylaws."

   In connection with the Offering, our executive officers, directors and the Selling Stockholders will own in the aggregate approximately 11.4% of our stock outstanding after the completion of the Offering have entered into agreements (the "Lock-Up Agreements") not to, without prior written consent of the Underwriters, sell, offer, contract to sell, pledge, grant any option to purchase, or otherwise transfer or dispose of any such shares for a period of 90 days after the date of this Prospectus. See "Underwriting." These same persons were subject to the same restriction in connection with the IPO and the Secondary Offering (the "Prior Lock-Up Agreements"). In addition, since the time we were organized, an agreement among us and our major stockholders has imposed certain restrictions on the transfers of shares our stock under certain circumstances (the "Stockholders Agreement"). Furthermore, in connection with the issuance of certain classes of its stock, we have imposed certain restrictions on the transferability of such shares (the "Restrictive Legends"). As described above, one of the REIT qualification requirements is that the shares of a REIT be transferable. The opinion of Holland & Knight LLP is based in part on the conclusion that none of the Lock-Up Agreements, the Prior Lock-Up Agreements, the Stockholders Agreement or the Restrictive Legends will render the shares of stock restricted thereby to be deemed other than transferable for purposes of such REIT qualification requirement. Investors should be aware that there is no relevant authority involving transfer restrictions similar to those contained in any of the Lock-Up Agreements, the Prior Lock-Up Agreements, the Stockholders Agreement or the Restrictive Legends or that discuss whether such restrictions may violate such transferability requirement. Therefore, the opinion of Holland & Knight LLP with respect to the transferability requirement is based upon the plain language of the REIT provisions of the Code and authorities addressing transferability in situations that are considered to be analogous, certain of which authorities have been rendered obsolete for unrelated reasons by more recent administrative pronouncements. Opinions of counsel are not binding upon the Service or the courts, and there can be no assurance that the Service will not assert

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successfully a contrary position. If any of the Lock-Up Agreements, Prior Lock-
Up Agreements, Stockholders Agreement or the Restrictive Legends is deemed to be a transfer restriction contrary to the transferability requirement for REIT qualification, we may not currently qualify as a REIT or may, in connection with the completion of the Offering, may lose our REIT status and possibly incur other adverse tax consequences. See "Risk Factors--If we fail to qualify as a REIT, we will be subject to a variety of taxes and penalties."

   We currently have wholly-owned corporate subsidiaries (the "Corporate Subsidiaries"). We may have additional corporate subsidiaries in the future. Code section 856(i) provides that a corporation that is a "qualified REIT subsidiary" will not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" will be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. For taxable years beginning after December 31, 1997, a "qualified REIT subsidiary" is a corporation all of the capital stock of which is owned by the REIT. However, for taxable years beginning before January 1, 1998, a "qualified REIT subsidiary" was a corporation, all of the capital stock of which was owned by the REIT at all times during the period such corporation was in existence. Legislative history provided, however, that an existing corporation acquired by a REIT would be deemed to satisfy this requirement if a Section 338 election was made by the corporation. Thus, in applying the requirements described herein, any of our "qualified REIT subsidiaries" will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our current Corporate Subsidiaries are "qualified REIT subsidiaries" and will continue to be "qualified REIT subsidiaries", such that no Corporate Subsidiary will be subject to federal corporate income taxation (although it may be subject to state and local taxation).

   In addition, in order to become qualified and remain qualified as a REIT, as of the close of each taxable year, a REIT must not have any accumulated "earnings and profits" attributable to a non-REIT year, including for this purpose any such accumulated "earnings and profits" carried over or deemed carried over to it from a C corporation. We believe that neither we have, nor any acquisition by us of a C corporation has resulted in our having, any such accumulated "earnings and profits." However, an adjustment of our earnings and profits for a prior year, resulting from an audit adjustment of the Service or otherwise, could cause us to fail to satisfy such requirement effective for the year of such adjustment and subsequent years.

   In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests described below.

Income Tests

   In order for us to qualify and to maintain our qualification as a REIT, two requirements relating to gross income must be satisfied annually. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. The specific application of these tests to us is discussed below.

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   The rent received by us from our tenants ("Rent") will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of Rent must not be based, in whole or in part, on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant of us will not qualify as "rents from real property" in satisfying the gross income tests if we or a direct or indirect owner of 10% or more of us directly or constructively owns 10% or more of the ownership interests in such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for the Rent to qualify as "rents from real property," we generally must not operate or manage our properties or furnish or render services to the tenants of such properties, other than through an "independent contractor" who is adequately compensated and from whom we derive no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by us are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, beginning with our 1998 taxable year, we may render a de minimis amount of "noncustomary" services to the tenants of a property other than through an independent contractor as long as the amount we receive with respect to such services does not exceed 1% of its total receipts from the property. For that purpose, the amount attributable to such services will be at least equal to 150% of our direct cost of providing the services.

   We do not charge Rent for any portion of any property that is based, in whole or in part, on the sales, receipts, income or profits of any person. In addition, we have not received and do not anticipate receiving any Rent from a Related Party Tenant. Also, the Rent attributable to personal property leased in connection with any lease (a "Lease") of real property by us does not exceed 15% of the total Rent received under the Lease. Finally, subject to the 1% de minimis exception, we provide no noncustomary services to its tenants, other than through an independent contractor.

   If any portion of the Rent does not qualify as "rents from real property" because the Rent attributable to personal property leased in connection with any Lease of real property exceeds 15% of the total Rent received under the Lease for a taxable year, the portion of the Rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if the Rent attributable to personal property, plus any other income received by us during a taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income during such year, it is likely we would lose our REIT status. If, however, any portion of the Rent received under a Lease does not qualify as "rents from real property" because either (i) the Rent is considered based on the income or profits of any person or (ii) the tenant is a Related Party Tenant, none of the Rent received by us under such Lease would qualify as "rents from real property." In that case, if the Rent received by us under such Lease, plus any other income received by it during the taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income for such year, we likely would lose our REIT status. Finally, subject to the 1% de minimis exception, if any portion of the Rent does not qualify as "rents from real property" because we furnish noncustomary services with respect to a property other than through a qualifying independent contractor, none of the Rent received by us with respect to such property would qualify as "rents from real property." In that case, if the Rent received by us with respect to such property, plus any other income received by it during the taxable year that is not qualifying income for purposes of the 95% gross income test, exceeds 5% of its gross income for such year, we would lose our REIT status.

   In addition to the Rent, certain of our tenants may be required to pay additional charges, such as late fees. To the extent that such charges represent either (i) reimbursements of amounts a tenant is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, such

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charges should qualify as "rents from real property." To the extent that additional charges represent interest that is accrued on the late payment of the Rent or such additional charges, such should be treated as interest that qualifies for the 95% gross income test, but not the 75% gross income test.

   From time to time, we have entered into hedging transactions with respect to one or more of our assets or liabilities, and we may continue to enter into such hedging transactions. Such transactions include or may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that we have entered or do enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or similar financial instrument to reduce the interest rate risk with respect to any indebtedness incurred or to be incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the income tests that apply to REITs under the Code. We have structured, and for so long as we otherwise remain qualified as a REIT we intend to structure in the future, any hedging transactions in a manner that will not jeopardize our status as a REIT.

   If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of those relief provisions. As discussed above in "Certain Federal Income Tax Considerations--Taxation of Pinnacle," even if those relief provisions apply, we will be subject to a tax in an amount equal to (a) the gross income attributable to the greater of the amount by which the 75% and 95% gross income tests are failed, multiplied by (b) a fraction intended to reflect profitability.

Asset Tests

   At the close of each quarter of each taxable year, we also must satisfy two tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where it raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following its receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the principal balance of a mortgage does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property). The Service has ruled in a revenue ruling that transmitting and receiving communications towers built upon pilings or foundations similar to those which we presently own as well as ancillary buildings, heating and air conditioning systems and fencing constitute inherently permanent structures and are therefore real estate assets. Based on this ruling and limited authorities bearing on the issue, our communication sites will be regarded as real estate assets for this purpose, and the opinion of Holland & Knight LLP is based in part on its conclusion that such authorities are so applicable.

   Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer's outstanding voting securities (except for an interest in any qualified REIT

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subsidiary). However, securities owned by us in another REIT are not subject to the limitations of the preceding sentence. We currently own a significant investment in non-voting convertible preferred stock, 9% of the voting common stock, and convertible debt issued by PT III which ownes and derives income from rooftop communication sites and related equipment. We currently intend to submit a private letter ruling request to the Service that the ownership of, and income received from, such rooftop sites and related equipment will be considered qualifying income and assets for REIT purposes. If a favorable ruling is received, we currently intend to cause a REIT election to be made for PT III, but such election may not be made for the initial short taxable year of PT III ending in 1999. Under law currently in effect, except for securities of another REIT, a REIT may not own securities constituting more than ten percent of the voting securities of another corporation or more than five percent of the value of the assets of the REIT, and the aggregate value of all securities owned by a REIT must not exceed 25% of the value of the total assets of the REIT. We believe that our ownership of securities in PT III satisfies the percentage limitations currently applicable to investments by a REIT in the securities of corporations which are neither a REIT nor a qualified REIT subsidiary. However, recent legislative changes enacted on December 17, 1999 and effective on January 1, 2001 will require that, in order to maintain our REIT status, either we and PT III jointly elect to treat PT III as a "taxable REIT subsidiary" or we otherwise restructure or dispose of our investment in PT III if PT III has not made or does not then have in effect a REIT election for 2001 and subsequent taxable years or is unable to satisfy or continue to satisfy the REIT qualification requirements. In addition, due to a lack of relevant authority addressing certain matters involving the interpretation or application of the percentage limitations currently applicable, there is a risk that future judicial or administrative interpretations addressing such matters with respect to the REIT provisions of the Code could negatively impact our compliance with those percentage limitations, with possible retroactive effect. If as a result of the ownership structure of PT III we fail to satisfy such currently applicable percentage limitations as of the end of any calendar quarter in 1999 or any subsequent year, then our REIT election will terminate for such year, and unless such failure is established to the satisfaction of the Service as due to reasonable cause and not wilful neglect, we will be unable to be treated as a REIT for the four succeeding taxable years as well.

   If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if (i) we satisfied the asset tests at the close of the preceding calendar quarter and
(ii) the discrepancy between the value of our assets and the asset test requirements was not wholly or partly caused by an acquisition of non-qualifying assets and arose from changes in the market values of our assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Distribution Requirements

   In order to qualify as a REIT, we are required to distribute with respect to each taxable year dividends (other than capital gain dividends or retained capital gains) to our stockholders in an aggregate amount at least equal to (i) the sum of (A) 95% (90% beginning January 1, 2001) of our "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% (90% beginning January 1, 2001) of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our federal income tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, (90% beginning January 1, 2001) but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax thereon at capital gains and regular ordinary corporate tax rates, as the case may be. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 95% (90% beginning January 1, 2001) of our REIT ordinary income for such year, (ii) 95% (90% beginning January 1, 2001) of our REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such

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required distribution over the amounts actually distributed. To the extent that we elect to retain and pay income tax on its long-term capital gain in a taxable year, as described in "--Taxation of Taxable U.S. Stockholders," such retained amount will be treated as having been distributed for purposes of the 4% excise tax. To the extent that we are required to include items in "REIT taxable income" in advance of the receipt of cash payments associated with such income or are required to expend cash for the repayment of debt or in any other manner for which no current deduction is available in computing our "REIT taxable income," we may find it necessary to arrange for short-term (or possibly long-term) borrowings, raise funds through the issuance of additional shares of Common or Preferred Stock, or pay dividends in the form of taxable share dividends in order to meet the 95% distribution requirement necessary to maintain our REIT qualification.

   Under certain circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Although we may be able to avoid being taxed on amounts distributed as deficiency dividends, we will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

   Pursuant to applicable Treasury Regulations, in order to qualify as a REIT, we must maintain certain records. In addition, to avoid a monetary penalty (with respect to our 1998 and later tax years) or disqualification as a REIT (with respect to our 1997 and earlier tax years), we must have requested and continue to request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding shares.

Failure to Qualify

   If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT. It is not possible to predict whether in all circumstances we would be entitled to such statutory relief. Unless we are qualified as a REIT at the time of any sale of our assets, we will not be able to distribute such proceeds as a dividend distribution to stockholders as a means of avoiding the incurrence of a corporate level income tax at regular corporate rates on any gain on sale of such assets. Although a corporate level tax consequence could be avoided if substantially all our assets were disposed of in a transaction qualifying for non-recognition under the reorganization provisions of the Code, due to the carryover basis provisions of the Code applicable to such transactions and the acquiror's inability to "step-up" the basis of those assets to then current value for federal income tax purposes, the consideration offered in such a transaction to us or our stockholders would likely be less in a purchase of assets described in the preceding sentence.

Recent REIT Legislation

   Legislation was enacted on December 17, 1999 which made several changes to the REIT provisions of the Code effective January 1, 2001. A REIT's ownership of securities in another corporation which is not a REIT will be subject to the additional percentage limitation that the value of such securities must not represent more than 10% of the value of the assets of such corporation. Certain debt securities issued by individuals, a partnership in which the REIT owns at least a 20% profits interest, and nonconvertible "straight debt" securities are exempt from such additional percentage limitation.

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   Also effective on January 1, 2001, a REIT may own up to 100% of the
securities of a "taxable REIT subsidiary" subject only to the limitations that the securities of all "taxable REIT subsidiaries" owned by the REIT do not represent an amount in excess of 20% of the value of the assets of the REIT, and the value of all securities of the REIT (including the securities of all taxable REIT subsidiaries) do not represent an amount in excess of 25% of the value of the assets of the REIT. A "taxable REIT subsidiary" is any corporation (other than another REIT and corporations involved in certain lodging, healthcare and franchising activities) owned by a REIT with respect to which the REIT and such corporation jointly elect that such corporation shall be treated as a taxable REIT subsidiary. The amount of deductions for interest made by a "taxable REIT subsidiary" to its affiliated REIT will be subject to limitations. In addition, a 100% excise tax will be imposed to the extent that certain transactions between a "taxable REIT subsidiary" and its affiliated REIT or the tenants of that REIT are not conducted on an arm's length basis. Under the new legislation, a corporation may convert tax-free into a "taxable REIT subsidiary" prior to January 1, 2004.

   Such legislation also changes the income distribution requirement so that beginning in 2001, a REIT will be required to distribute 90% (rather than 95%) of its "REIT taxable income" and 90% (rather than 95%) of its net income (after tax), if any, from foreclosure property. Such legislation also makes technical changes in the manner of computing pre-REIT accumulated C-Corporation earnings and profits that must be distributed to shareholders in order to retain REIT status.

Taxation of Taxable U.S. Stockholders

   As used herein, the term "U.S. Stockholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income from sources without the United States is includable in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

Taxation of Stockholders on Distributions

   As long as we qualify as a REIT, distributions made to taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Beginning with our 1998 taxable year, we may elect to retain and pay income tax on its net long-term capital gains. In that case, our stockholders would include in income as long-term capital gain their proportionate share of its undistributed long-term capital gains. In addition, the stockholders would be deemed to have paid their proportionate share of the tax paid by us, which would be credited or refunded to the stockholders. Each stockholder's basis in his shares would be increased by the amount of the undistributed long-term capital gains included in the stockholder's income, less the stockholder's share of the tax paid by us.

   Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's shares, such

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distributions will be included in income as long-term capital gain (or short-
term capital gain if such shares have been held for one year or less), assuming that such shares are capital assets in the hands of the stockholder. In addition, any distribution declared by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by us during January of the following calendar year. We may be required to withhold a portion of capital gain distributions to stockholders who fail to certify their nonforeign status to us.

   Stockholders may not include in their individual income tax returns any net operating losses or capital losses. Instead, such losses would be carried over by us for potential offset against our future income (subject to certain limitations). Taxable distributions made by us and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which a stockholder is a limited partner) against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock or distributions treated as such (or any portion of either), however, will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of Stockholders on the Disposition of Common Stock

   In general, any gain or loss realized upon a taxable disposition of shares of Common Stock by a stockholder who is not a dealer in securities will be treated as long-term capital gain or loss if the shares have been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange by a shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent that a distribution made by us is required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of Common Stock may be disallowed if other shares of the same Common Shares are purchased within 30 days before or after the disposition.

Capital Gains and Losses

   A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. For taxable years ending after 1997, the maximum tax rate on net capital gains applicable to noncorporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain applicable to noncorporate taxpayers from the sale or exchange of "section 1250 property" (i.e., depreciable real property) is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property."

   With respect to distributions designated by us as capital gain dividends and any retained capital gains that we are deemed to distribute in taxable years beginning on and after January 1, 1998, we may designate (subject to certain limits) whether such a dividend or distribution is taxable to its noncorporate stockholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000, and capital losses not currently deductible due to such limitation may be carried forward indefinitely. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

   We will report to its U.S. Stockholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability Taxation of Tax-Exempt Stockholders

   Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by us to Exempt Organizations generally will not constitute UBTI, provided that (i) the Exempt Organization has not financed its acquisition of shares of Common Stock with acquisition indebtedness within the meaning of the Code and (ii) the shares of Common Stock are not otherwise used by the Exempt Organization in an unrelated trade or business. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of our stock (by value) may be required to treat a percentage of the dividends received with respect to our shares as UBTI (the "UBTI Percentage"). The UBTI Percentage equals the gross income derived by us from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of our outstanding stock (by value) only if
(i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of us in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

Taxation of Non-U.S. Stockholders

   The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, and other foreign holders of Common Stock (collectively, "Non-U.S. Stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules. NON-U.S. STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

Taxation of Stockholders on Distributions

   Distributions to Non-U.S. Stockholders that are not attributable to gain from sales or exchanges of U.S. real property interests and are not designated by us as capital gains dividends or retained capital gains (i.e., undistributed capital gains to the extent so designated by us) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in Common Stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Stockholder that is a non-U.S. corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Stockholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with us or (ii) the Non-U.S. Stockholder files an IRS Form 4224 or its successor form with us claiming that the distribution is effectively connected income. The Service has issued regulations that modify the manner in which we must comply with the withholding requirements. Those regulations are effective for distributions made after December 31, 2000.

   Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Stockholder to the extent that such distributions do not exceed the adjusted basis of the Stockholder's Common Stock but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate applicable to dividend distributions. However, amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

   For any year in which we qualify as a REIT, to the extent that a distribution is attributable to gain from sales or exchanges of U.S. real property interests, the distribution will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business without regard to whether we designate such distribution as capital gain dividends. Non-U.S. Stockholders thus would be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate shareholder not entitled to treaty relief or exemption. We are required to withhold 35% of any distribution that is designated or could be designated by it as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

Taxation of Stockholders on the Disposition of Common Stock

   Gain recognized by a Non-U.S. Stockholder upon a sale of his Common Stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. We believe that we are currently a "domestically controlled REIT" and, therefore, the sale of Common Stock will not be subject to taxation under FIRPTA, but such may not be the case in future years (see "--Taxation of Pinnacle") and therefore no assurance can be given that we will continue to be a "domestically controlled REIT." Furthermore, gain not subject to taxation under FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in Common Stock is effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. Stockholders with respect to such gain, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If we were not a "domestically controlled REIT," gain recognized upon the sale of Common Stock by a Non-U.S. Stockholder generally will not be subject to tax under FIRPTA provided that (a) the Common Stock is regularly traded, as defined in applicable Treasury Regulations, on an established securities market and (b) the Non-U.S. Stockholder held 5% or less of our Common Stock at all times within a specified testing period. If the gain on the sale of Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. Stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations). In addition, the purchaser would be required to withhold 10% of the purchase price and remit such amount to the Service.

Information Reporting Requirements and Backup Withholding

   We will report to our Non-U.S. Stockholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a Non-U.S. Stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder certifies as to its Non-U.S. status under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our paying agent has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied). The Service has issued final regulations regarding the backup withholding rules that apply to Non-U.S. Stockholders. Those regulations alter the current system of backup withholding compliance and are effective for distributions made after December 31, 2000. Such regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards.

Estate Tax

   Common stock held (or treated as held) by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States at the time of his or her death will be includable in the individual's estate for U.S. Federal estate tax purposes unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

Possible Legislative or Other Actions Affecting Tax Consequences

   Prospective holders of Common Stock should recognize that the present federal income tax treatment of us and an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect us and investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Service and Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and the interpretations thereof could adversely affect the tax consequences to us or of an investment in us.

Other Tax Consequences

   We, our Corporate Subsidiaries, or our stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business, or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN PINNACLE.

                                  UNDERWRITING

   Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), through their representatives Deutsche Bank Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Raymond James & Associates, Inc., Salomon Smith Barney Inc. and Banc of America Securities LLC. (the "Representatives") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                       Number
                Underwriter                                           of Shares
                -----------                                           ---------
Deutsche Bank Securities Inc. .......................................       --
Goldman, Sachs & Co. ................................................       --
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated................................................       --
Raymond James & Associates, Inc. ....................................       --
Salomon Smith Barney Inc. ...........................................       --
Banc of America Securities LLC.......................................       --
                                                                      ---------
  Total.............................................................. 8,000,000
                                                                      =========

   In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to the Underwriting Agreement if any of the shares of Common Stock being sold pursuant to the Underwriting Agreement are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

   The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the shares of Common Stock offered hereby are subject to conditions. The Underwriters are obligated to purchase all of the shares of Common Stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

   The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to
dealers at a price that represents a concession not in excess of $   per share
under the public offering price. The Underwriters may allow, and these dealers
may re-allow, a concession not in excess of $   per share to other dealers. The
expenses of this offering, all of which are being paid by the Company, are
estimated to be $   million.

   The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 1,200,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise this option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise the option, each of the Underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of Common Stock as the number of shares of Common Stock to be purchased by it in the above table bears to 8,000,000. The Company and the Selling Stockholders will be obligated, pursuant to the option, to sell these shares to the Underwriters to the extent the option is exercised. If any additional shares of Common Stock are purchased, the Underwriters will offer additional shares on the same terms as those on which the 8,000,000 shares are being offered.

   The Company has agreed to indemnify the Underwriters against some specified types of liabilities, including liabilities under the Securities Act.

   Certain of the Company's officers, directors and stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any portion of, any common stock for a period of 90 days after the effective date of the registration statement of which this Prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. The Company has entered into a similar agreement with Deutsche Bank Securities Inc.

   Deutsche Bank Securities Inc., Raymond James & Associates, Inc., Salomon Smith Barney Inc. and Banc of America Securities LLC, each a Representative, and certain of their affiliates acted as representatives of the underwriters in connection with the IPO and the Secondary Offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Representative, and its affiliate acted as representatives of the underwriters in connection with the Secondary Offering. Goldman, Sachs & Co., a Representative, was an initial purchaser of the Notes. In addition, Banc of America Securities LLC was an initial purchaser of the Notes and its affiliate is a lender and agent under our credit facility.

   In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this offering, thus creating a short position in the Common Stock for their own account. Additionally, to cover these over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Finally, the Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer if the underwriting syndicate repurchases shares distributed by that Underwriter or dealer. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

                                 LEGAL MATTERS

   The validity of our shares of common stock offered hereby will be passed upon for Pinnacle by Holland & Knight LLP, Tampa, Florida. Some legal matters related to this offering will be passed upon for the underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

   The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Pinnacle Holdings Inc. for the year ended December 31, 1998 have been so incorporated in Reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The financial statements of the Tower Operations of Southern Communications Services, Inc., as of December 31, 1997 and 1996 and for the years then ended, that have been incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

   The financial statements of the Tower Operations of MobileMedia, Inc. and Subsidiaries for the years ending December 31, 1997 and 1996, appearing in Pinnacle Holdings Inc. Current Report on Form 8-K dated September 3, 1998, filed with the Securities and Exchange Commission on September 18, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

   The financial statements of the North American Antenna Site Business of Motorola, Inc. as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, that have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, and upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the Commission. Those reports, proxy statements and other information may be obtained:

  . At the Public Reference Room of the Commission, Room 1024--Judiciary
    Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

  . At the public reference facilities at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

  . From the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth
    Street, N.W. Washington, D.C. 20549;

  . From the Internet site maintained by the Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

   Some locations may charge prescribed or modest fee for copies.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the securities.

  . Annual Report on Form 10-K for the year ended December 31, 1998.

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999,
    June 30, 1999 and September 30, 1999.

  . Current Report on Form 8-K filed with the SEC on September 18, 1998.

  . Current Report on Form 8-K filed with the SEC on September 14, 1999, as amended on November 15, 1999.

  . Current Report on Form 8-K filed with the SEC on January 4, 2000.

  . The description of the Common Stock contained in the Registrant's
    Registration Statement on Form 8-A, dated August 11, 1998, filed pursuant to Section 12(g) of the Securities and Exchange Act of 1934.

   On request we will provide at no cost to each person, including any beneficial owner, who receives a copy of this Prospectus, a copy of any or all of the documents incorporated in this Prospectus by reference. We will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into those documents. Written or telephone requests for such copies should be addressed to our principal executive offices, attention: Steven Day, Chief Financial Officer, 1549 Ringling Boulevard, Third Floor, Sarasota, Florida 34236, telephone number
(941) 364-8886.

                         INDEX TO FINANCIAL STATEMENTS

PINNACLE HOLDINGS INC. (Unaudited Interim Consolidated Financial
 Statements--September 30, 1999 and 1998)
Condensed Consolidated Balance Sheets as of September 30, 1999 and
 December 31, 1998........................................................  F-2
Condensed Consolidated Statements of Operations for the nine months ended
 September 30, 1998 and 1999..............................................  F-3
Condensed Consolidated Statement of Changes in common stockholders' Equity for the three months ended September 30, 1999............................  F-4
Condensed Consolidated Statements of Cash Flows for the nine months ended
 September 30, 1998 and 1999..............................................  F-5
Notes to Condensed Consolidated Financial Statements......................  F-6

                             PINNACLE HOLDINGS INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                   December 31,  September 30,
                                                       1998           1999
                                                   ------------  --------------
                                                                  (unaudited)
                     Assets
 Current assets:
 Cash and cash equivalents.......................  $ 13,801,190  $  151,868,363
 Accounts receivable, net........................     1,679,390       7,555,110
 Prepaid expenses and other current assets.......     1,432,428       6,192,589
                                                   ------------  --------------
 Total current assets............................    16,913,008     165,616,062
Tower assets, net................................   473,942,309     861,753,326
Leasehold interests, net.........................           --       81,071,025
Fixed assets, net................................     2,476,666       3,606,803
Land.............................................    14,613,365      31,611,851
Deferred debt issue costs, net...................     6,686,683      14,026,548
Other assets.....................................     1,516,070       2,612,601
                                                   ------------  --------------
                                                   $516,148,101  $1,160,298,216
                                                   ============  ==============
      Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable................................  $  3,280,809  $    4,903,801
 Accrued expenses................................     5,761,016      48,652,128
 Deferred revenue................................     1,448,432       4,344,308
 Current portion of long-term debt...............    15,692,912       6,666,384
                                                   ------------  --------------
 Total current liabilities.......................    26,183,169      64,566,621
Long-term debt...................................   417,524,802     698,320,176
Other liabilities................................       125,152         359,145
                                                   ------------  --------------
                                                    443,833,123     763,245,942
                                                   ------------  --------------
Redeemable stock:
 Series A senior preferred stock, Class B common
  stock, and
  Class D common stock...........................    31,643,338             --
 Warrants........................................     1,000,000             --
                                                   ------------  --------------
                                                     32,643,338             --
                                                   ------------  --------------
Stockholders' equity:
 Series B junior preferred stock.................    59,928,980             --
Common stock:
 Class A common stock, 202,500 and 0 shares
  issued and outstanding at December 31, 1998 and
  September 30, 1999, respectively...............           203             --
 Class E common stock, 174,766 and 0 shares
  issued and outstanding at December 31, 1998 and
  September 30, 1999, respectively...............           175             --
 Common Stock, $.001 par value, 100,000,000
  shares authorized; 0 and 41,094,520 shares
  issued and outstanding at December 31, 1998 and
  September 30, 1999, respectively...............           --           41,095
Additional paid-in capital.......................    33,136,302     489,426,399
Accumulated deficit..............................   (53,394,020)    (92,415,220)
                                                   ------------  --------------
                                                     39,671,640     397,052,274
                                                   ------------  --------------
                                                   $516,148,101  $1,160,298,216
                                                   ============  ==============


  The accompanying Notes to Condensed Consolidated Financial Statements are an
             integral part of these condensed financial statements.

                             PINNACLE HOLDINGS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Nine Months Ended
                                                           September 30,
                                                     --------------------------
                                                         1998          1999
                                                     ------------  ------------
                                                     (unaudited)   (unaudited)
Revenues                                             $ 21,127,633  $ 48,816,143
  Direct operating expenses, excluding depreciation
   and amortization................................     3,965,511    11,691,067
                                                     ------------  ------------
  Gross margin, excluding depreciation and
   amortization....................................    17,162,122    37,125,076
Other expenses:
  General and administrative.......................     2,720,097     2,822,760
  Corporate development............................     4,955,121     5,731,059
  State franchise, excise and minimum taxes........       398,730       699,836
  Depreciation and amortization....................    13,357,626    35,118,413
                                                     ------------  ------------
                                                       21,431,574    44,372,068
                                                     ------------  ------------
Loss from operations...............................    (4,269,452)   (7,246,992)
Interest expense...................................     7,276,265    14,439,470
Amortization of original issue discount and debt
 issuance costs....................................    11,635,619    17,334,738
                                                     ------------  ------------
Net loss...........................................  $(23,181,336) $(39,021,200)
                                                     ============  ============
Payable-in-kind preferred dividends and accretion..       683,304     2,930,338
                                                     ============  ============
Net loss attributable to common shareholders.......  $(23,864,640) $(41,951,538)
Basic loss per common share(a).....................  $      (2.46) $      (1.41)
                                                     ------------  ------------
Weighted average number of common shares
 outstanding.......................................     9,708,457    29,721,466
                                                     ============  ============

--------
(a) Basic loss per common share in 1999 and 1998 have been computed based on the weighted average number of common shares outstanding during the periods, after giving retroactive effect for the conversion of the Company's common stock outstanding prior to the Company's initial public offering in accordance with the recapitalization effected contemporaneously with the completion of the initial public offering (Note 3). Diluted loss per common share would be anti-dilutive and therefore is not applicable.

  The accompanying Notes to Condensed Consolidated Financial Statements are an
             integral part of these condensed financial statements.

                             PINNACLE HOLDINGS INC.

      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                            Series B Junior                            Class A
                            preferred Stock        Common Stock     common stock
                          --------------------  ------------------ ----------------
                          Shares     Amount       Shares   Amount   Shares   Amount
                          ------  ------------  ---------- ------- --------  ------
Balance at December 31,
 1998...................   60.40  $ 59,928,980         --      --   202,500  $ 203
Unaudited:
Dividends and accretion
 on Preferred Stock.....    1.27     1,767,106         --      --
Issuance of common
 stock, net of issuance
 costs, and conversion
 (Note 3)...............                        41,094,520 $41,095 (202,500)  (203)
Liquidation of Series B
 Junior Preferred
 Stock..................  (61.67)  (61,696,086)
Distribution of
 contributed capital and
 yield on various
 classes of common
 stock..................
Net Loss................
                          ------  ------------  ---------- ------- --------  -----
Balance at September 30,
 1999...................     --   $        --   41,094,520 $41,095      --   $ --
                          ======  ============  ========== ======= ========  =====

                              Class E
                           common stock      Additional
                          ----------------    paid-in     Accumulated   Stockholders'
                           Shares   Amount    capital       deficit        equity
                          --------  ------  ------------  ------------  -------------
Balance at December 31,
 1998...................   174,766  $ 175   $ 33,136,302  $(53,394,020) $ 39,671,640
Unaudited:
Dividends and accretion
 on Preferred Stock.....                      (2,930,338)                 (1,163,232)
Issuance of common
 stock, net of issuance
 costs, and conversion
 (Note 3)...............  (174,766)  (175)   502,968,169                 503,008,886
Liquidation of Series B
 Junior Preferred.......                                                 (61,696,086)
Distribution of contrib-
 uted capital and yield
 on various classes of
 common stock...........                     (43,747,734)                (43,747,734)
Net Loss................                                   (39,021,200)  (39,021,200)
                          --------  -----   ------------  ------------  ------------
Balance at September 30,
 1999...................       --   $ --    $489,426,399  $(92,415,220) $397,052,274
                          ========  =====   ============  ============  ============


  The accompanying Notes to Condensed Consolidated Financial Statements are an
             integral part of these condensed financial statements.

                             PINNACLE HOLDINGS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Nine Months Ended September
                                                              30,
                                                  ----------------------------
                                                      1998           1999
                                                  -------------  -------------
                                                   (unaudited)    (unaudited)
Cash flows from operating activities:
 Net loss........................................ $ (23,181,336) $ (39,021,200)
 Adjustments to reconcile net loss to net cash
  provided by operating activities:
 Depreciation....................................    13,357,626     35,118,413
 Amortization of original issue discount and
  debt issuance costs............................    11,635,619     17,334,738
 Provision for doubtful accounts.................       286,905        568,000
 (Increase) decrease in:
  Accounts receivable, gross.....................      (855,026)    (3,077,230)
  Prepaid expenses and other current assets......         4,828       (758,769)
  Other assets...................................      (609,486)    (1,096,531)
 Increase (decrease) in:
  Accounts payable...............................       647,258       (430,522)
  Accrued expenses...............................     4,279,009      4,041,112
  Deferred revenue...............................       399,402        296,130
  Other liabilities..............................         7,077        233,993
                                                  -------------  -------------
   Total adjustments.............................    29,153,212     52,229,334
                                                  -------------  -------------
    Net cash provided by operating activities....     5,971,876     13,208,134
                                                  -------------  -------------
Cash flows from investing activities:
 Payments made in connection with acquisitions:
 Tower assets....................................  (310,721,207)  (383,216,262)
 Leasehold interests.............................           --     (83,387,340)
 Land............................................    (7,010,921)   (16,998,487)
 Net current liabilities acquired................           --      36,135,378
 Capital expenditures:
 Tower assets....................................   (31,312,021)   (27,706,463)
 Fixed assets....................................    (1,244,500)    (1,833,704)
                                                  -------------  -------------
   Net cash used in investing activities.........  (350,288,649)  (477,006,878)
                                                  -------------  -------------
Cash flows from financing activities:
 Borrowings under long-term debt, net............   474,736,382    556,080,721
 Repayment of long-term debt.....................  (204,138,000)  (317,963,299)
 Proceeds from issuance of common stock, net.....    10,767,709    501,237,846
 Proceeds from issuance of PIK preferred stock
  and warrants, net..............................    61,669,647            --
 Liquidation of PIK preferred stock and
  warrants.......................................           --     (93,741,617)
 Distribution of contributed capital and payment
  of accretion on various classes of common
  stock..........................................      (412,888)   (43,747,734)
                                                  -------------  -------------
Net cash provided by financing activities........   342,622,850    601,865,917
                                                  -------------  -------------
Net increase (decrease) in cash and cash
 equivalents.....................................    (1,693,923)   138,067,173
Cash and cash equivalents, beginning of period...     1,693,923     13,801,190
                                                  -------------  -------------
Cash and cash equivalents, end of period.........         $ --   $ 151,868,363
                                                  -------------  -------------
Supplemental disclosure of cash flows:
Cash paid for interest........................... $   7,840,878  $  16,498,833
                                                  =============  =============
Non-Cash Transactions:
 Seller debt issued in acquisitions.............. $   2,347,107  $   8,998,250
 Payable-in-kind preferred dividends and
  accretion...................................... $     683,304  $   2,930,338
 Stock issued for acquisitions...................         $ --   $   8,804,163

  The accompanying notes to Condensed Consolidated Financial Statements are an integral part of these condensed financial statements.

                             PINNACLE HOLDINGS INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Financial Statements

   The accompanying condensed consolidated financial statements reflect the financial position and results of operations and cash flows of Pinnacle Holdings Inc. and its wholly owned subsidiaries: Pinnacle Towers Inc., Pinnacle Towers Canada Inc., Coverage Plus Antenna Systems, Inc. and Tower Systems, Inc. At the time of the August 31, 1999 Motorola site acquisition (as defined herein), the Company invested $49 million in convertible preferred stock of PT III, a newly formed entity, most of the common stock of which is owned by two members of management of the Company. These proceeds were utilized by PT III to acquire the ownership of certain rooftop communication site leases previously owned by Motorola. The Company and Part III modified certain aspects of those relationships subsequent to September 30, 1999. See Part II, Item 5, Other Information. In addition, PT III entered into a service agreement with the Company to manage these assets. As a result of these transactions and significant operating relationships with PT III, the assets and liabilities of PT III, together with the results of operations from the date of the Motorola acquisition, have been included in the Company's consolidated financial statements as of September 30, 1999. These entities are collectively referred to as the "Company". See Part II, Item 5, Other Information. All significant intercompany balances and transactions have been eliminated. Preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results may vary from estimates used.

   Results of operations for any interim period are not necessarily indicative of results of any other periods or for the year. The consolidated statements as of September 30, 1999 and for the nine month and three month periods ended September 30, 1999 and 1998 are unaudited, but in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results for such periods. These consolidated financial statements should be read in conjunction with the Company's financial statements and notes thereto for the year ended December 31, 1998.

   The Company's Condensed Consolidated Statements of Operations for the nine month and three month periods ended September 30, 1999, reflect all components of Comprehensive Income as defined by SFAS No. 130, "Reporting Comprehensive Income." Accordingly, no separate Consolidated Statement of Comprehensive Income is presented as would otherwise be required.

2. Acquisitions

   The Company actively acquires communications sites and related real estate assets.

   On March 4, 1998, the Company completed the acquisition of 201 communications sites from Southern Communications Services, Inc. ("Southern Communications"), a subsidiary of Southern Company. The Company paid $83,500,000 for these communications sites, located in Georgia, Alabama, Mississippi, and Florida.

   On September 3, 1998, the Company acquired from MobileMedia Corporation ("MobileMedia") and several of its affiliates 166 communications sites for an aggregate purchase price of approximately $170 million (the "MobileMedia Acquisition"). MobileMedia assigned its existing tenant leases on the sites to the Company. The Company entered into a lease (the "Lease") with MobileMedia Communications, Inc., an affiliate of MobileMedia, providing such affiliate of MobileMedia the non-exclusive right to install a certain amount of its equipment on the acquired communications sites for aggregate rent of $10.7 million per year. The Lease has an initial term of 15 years and one five-year renewal term exercisable at

                             PINNACLE HOLDINGS INC.

the option of the lessee. Prior to this acquisition, space on the sites was primarily for the exclusive use of MobileMedia and its affiliates. The Company has integrated these communications sites into its rental tower business and is leasing space on these sites to other third party wireless communications providers. The communications sites are located in the Southeastern United States, Southern California and New England.

   In addition to the Southern Communications and MobileMedia transactions described above, the Company completed 80 acquisitions of 526 communications sites and related assets, all of which were individually insignificant to the Company, from various sellers during the year ended December 31, 1998 for an aggregate purchase price of $331,204,262, consisting of $328,789,297 in cash and $2,414,965 of notes payable to the former tower owners.

   On August 31, 1999, the Company acquired 1858 communications sites and related assets from Motorola, Inc. ("Motorola") for $254 million, comprised of $245 million in cash and $9 million in the Company's common stock, plus fees and expenses of approximately $17 million (the "Motorola Antenna Site Acquisition"). The purchase price allocations related to this transaction are preliminary. However, we do not expect that the final allocation of the purchase price will be materially different from its preliminary allocation. This acquisition results in the Company having sites in all fifty States and nine Canadian Provinces. The Company transferred certain of the rooftop communication sites it acquired from Motorola to PT III. See Part II, Item 5, Other Information.

   In addition to the Motorola Antenna Site Acquisition, during the nine months ended September 30, 1999 the Company completed 108 acquisitions of 295 communications sites and related assets, all of which were individually insignificant to the Company, from various sellers for an aggregate purchase price of $211 million consisting of $202 million in cash and $9 million of notes payable to the former tower owners.

   The Company accounts for its acquisitions using the purchase method of accounting. The results of operations of the acquired assets are included with those of the Company from the dates of the respective acquisitions. The pro forma results of operations listed below reflect purchase accounting and pro forma adjustments as if all of the transactions completed during 1998 and the nine months ended September 30, 1999 occurred as of January 1, 1998. The unaudited pro forma condensed consolidated financial information are not necessarily indicative of the results that would have occurred if the assumed transactions had occurred on the dates indicated and are not necessarily indicative of the expected results of operations in the future.

                                                            Pro Forma
                                                    --------------------------
                                                     September     September
                                                      30, 1998      30, 1999
                                                    ------------  ------------
                                                    (unaudited)   (unaudited)
   Revenue......................................... $100,368,428  $110,241,230
   Gross margin, excluding depreciation............   57,896,990    67,573,289
   Net loss........................................  (88,939,174)  (72,603,977)
   Net loss attributable to common shareholders....  (89,622,478)  (75,534,315)
   Basic net loss per common share.................        (9.23)        (2.54)

                             PINNACLE HOLDINGS INC.

3. Public Offerings and Stockholders' Equity

   On February 19, 1999, the Company completed its initial public offering of common stock ("the IPO") whereby the Company sold 20,000,000 shares of a new class of common stock (the "Common Stock"). In addition, on March 19, 1999, the Underwriters over-allotment option was exercised to the extent that an additional 2,026,000 shares were sold. The initial price per share was $14, resulting in net proceeds from the IPO of approximately $288 million.

   In connection with the IPO, pursuant to a recapitalization agreement between the Company, its largest stockholder, ABRY Broadcast Partners II, L.P. ("ABRY II"), and certain members of the Company's management that are stockholders of the Company, the Company converted all outstanding shares of each class of the Company's five classes of common stock into shares identical to the Common Stock sold in the IPO and paid to the holders of certain of such classes of common stock preferential amounts and yields. The certificate of incorporation of the Company was amended immediately prior to the consummation of the IPO to eliminate the multiple classes of the Company's common stock and create the now single class of Common Stock, and all of the outstanding shares of all the classes of common stock of the Company other than Class D Common Stock were converted into approximately 8,571,309 shares of Common Stock and all shares of Class D common Stock were converted into approximately 1,428,691 shares of Common Stock.

   The holders of the Company's outstanding (prior to the above described conversion) shares of Class A Common Stock, Class B Common Stock and Class E Common Stock were collectively paid approximately $38.9 million by the Company from proceeds of the IPO, which amount equaled the amount of preferences such shares were entitled to over the other classes of the Company's common stock pursuant to the Company's certificate of incorporation before giving effect to the amendment relative to the conversion of those shares as described above. In addition, the holders of the Company's outstanding (prior to the above described conversion) shares of Class A Common Stock were collectively paid approximately $4.8 million by the Company from proceeds of the IPO, which amount equaled the amount of yield such shares had accrued from the date of their issuances through June 30, 1997 pursuant to the Company's certificate of incorporation before giving effect to the amendment relative to the conversion of those shares as described above.

   Other uses of proceeds from the IPO were: (1) approximately $32.0 million redeemed the outstanding shares of the Company's Series A Senior Preferred Stock (the "Senior Preferred Stock"); (2) approximately $61.7 million redeemed the outstanding shares of the Company's Series B Junior Preferred Stock (the "Junior Preferred Stock"); (3) approximately $15.7 million repaid in full and retired a loan from ABRY II; (4) approximately $123.8 million repaid outstanding borrowings under the Company's Senior Credit Facility (as defined herein); and, (5) $11.4 million was used to fund the closing of pending acquisitions proximate to the date the funds were available from the IPO.

   On July 22, 1999, the Company completed a secondary offering of common stock (the "Secondary Offering") whereby the Company sold 8,650,000 shares of its Common Stock. The price per share was $25, resulting in net proceeds from the Secondary Offering of approximately $206 million. Certain stockholders of the Company also sold 2,350,000 shares of common stock, the net proceeds of which are not available to the Company. The proceeds from the Secondary Offering were invested initially in short-term liquid securities and will be used in conjunction with the Company's availability of senior debt under its amended Senior Credit Facility to fund acquisitions and development of communications sites. Approximately $55 million of this cash had been used as of September 30, 1999, $20 million of which was used to consummate the Motorola Antenna Site Acquisition.

                             PINNACLE HOLDINGS INC.

   Also in conjunction with the Motorola Antenna Site Acquisition the Company issued 418,520 shares of its common stock to Motorola as part of the consideration given for the acquisition. These shares were recorded at the fair value of the securities when the terms of the acquisition were agreed to and announced.

4. Long-term Debt

   As of June 25, 1999, the Company amended its Senior Credit Facility to provide $520 million of financing, of which $470 million was committed. Advances under the Senior Credit Facility accrue interest at the Company's option of either LIBOR plus a margin of up to 3.00%, as defined in the related agreement, or at the greater of the Federal Funds Effective Rate plus 0.50% or the prime rate, plus a margin of up to 1.75%. Additionally, certain financial covenants were modified.

   As of September 17, 1999, the Company again amended its Senior Credit Facility to provide $670 million of financing, of which $470 million was committed and utilized at September 30, 1999.

   The Senior Credit Facility is secured by a lien on substantially all of the Company's assets and a pledge of substantially all of the capital stock of the Company's subsidiaries. The Senior Credit Facility contains customary covenants such as limitations on the Company's ability to incur indebtedness, to incur liens or encumbrances on assets, to make certain investments, to make distributions to shareholders, or prepay subordinated debt. Under the Senior Credit Facility, the Company may not permit the ratio of senior debt to annualized EBITDA as defined in the agreement to exceed certain amounts.

5. Commitments

   As of and subsequent to September 30, 1999, the Company entered into several letters of intent with various third parties to purchase 512 additional communications sites and related assets, reflecting an aggregate commitment to pay approximately $105 million, all of which are subject to consummation of transactions pending completion of due diligence efforts and any further negotiation that may result therefrom.

6. Subsequent Events

   During October 1999, the Company increased the committed amount of its Senior Credit Facility from $470 million to $520 million, $50 million of which remains available for use in making acquisitions as of November 11, 1999.

                                     [LOGO]

You may rely only on the information contained in this Prospectus. We have not authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor sale of Common Stock means that information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation of an offer to buy these shares of Common Stock in any circumstances under which the offer or solicitation is unlawful.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   9
Disclosure Regarding Forward-Looking Statements..........................  20
Use of Proceeds..........................................................  21
Dilution.................................................................  22
Dividend Policy..........................................................  22
Price Range of Common Stock..............................................  22
Capitalization...........................................................  23
Our Unaudited Pro Forma Financial Data...................................  24
Our Selected Historical Consolidated Financial Data......................  34
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  36
Business.................................................................  44
Management and Directors.................................................  61
Selling Stockholders.....................................................  64
Description of Indebtedness..............................................  65
Description of Capital Stock.............................................  67
Shares Eligible for Future Sale..........................................  69
Certain Federal Income Tax Considerations................................  70
Underwriting.............................................................  84
Legal Matters............................................................  86
Experts..................................................................  86
Where You Can Find More Information......................................  86
Incorporation of Certain Documents by Reference..........................  87
Index to Financial Statements............................................ F-1

                    --------------------------------------

[Pinnacle Holdings Inc. Logo appears here]

 Pinnacle Holdings Inc.

 8,000,000 Shares

 Common Stock




 Deutsche Banc Alex. Brown

 Goldman, Sachs & Co.

 Merrill Lynch & Co.

 Raymond James & Associates, Inc.

 Salomon Smith Barney

 Banc of America Securities LLC

 Prospectus

       , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All such fees and expenses shall be borne by the undersigned registrant (the "Company").

   Securities and Exchange Commission registration fee............. $   98,063
   NASD filing fee................................................. $    +
   Nasdaq listing fee.............................................. $    +
   Printing and engraving expenses................................. $    +
   Accounting fees and expenses.................................... $    +
   Legal fees and expenses......................................... $    +
   Blue Sky fees and expenses...................................... $    +
   Transfer Agent's fees and expenses.............................. $    +
   Miscellaneous................................................... $    +
                                                                    ----------
     Total......................................................... $1,000,000*
                                                                    ==========

--------
*Estimated
+To be filed by amendment.

Item 15. Indemnification of Directors and Officers.

   The Company's Certificate of Incorporation and Bylaws contain provisions limiting the personal liability of its directors for monetary damages resulting from breaches of their duty of care to the extent permitted by Section 102(b)(7) of the Delaware General Corporation Law. The Company's Certificate of Incorporation and Bylaws also contain provisions making indemnification of its directors and officers mandatory to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

   The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees and other agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was illegal. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and require court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The Company has obtained directors' and officers' liability insurance, consistent with the provisions of the Delaware General Corporation Law, to protect directors and officers from liabilities under various laws, including the Securities Act of 1933, as amended (the "Securities Act").

Item 16. Exhibits and Financial Statement Schedules.

  (a) Exhibits

 Exhibit No. Description
 ----------- -----------
    1.1      Form of Underwriting Agreement

    3.1.1    Amended and Restated Certificate of Incorporation of the Company**

    3.1.2    Bylaws of the Company*

    4.1      Indenture dated as of March 20, 1998 among the Company and The
             Bank of New York, as Trustee*

    4.2      Exchange and Registration Rights Agreement dated as of March 20,
             1998 by and among the Company and each of the Purchasers referred to therein*

    4.3      Specimen Stock Certificate**

    4.4      Registration Agreement**

    4.5      Recapitalization Agreement**

    5.1      Opinion of Holland & Knight LLP+

    8.1      Tax Opinion of Holland & Knight LLP+

   23.1      Consent of Holland & Knight LLP (contained in Exhibit 5.1)

   23.2 Consent of PricewaterhouseCoopers LLP, independent certified public accountants

   23.3      Consent of Arthur Andersen LLP, independent public accountants

   23.4      Consent of Ernst & Young LLP, independent public accountants

   23.5      Consent of KPMG LLP, independent public accountants

   24.1      Powers of Attorney (included on signature page of Registration
             Statement)

--------
  + To be filed by amendment
  * Incorporated by reference to the Company's Registration Statement on Form S-4 (SEC file no. 333-49147), as amended, filed with the Securities and Exchange Commission on April 1, 1998.
 ** Incorporated by reference to the Company's Registration Statement on Form
    S-11 (SEC file no. 333-59297), as amended, filed with the Securities and Exchange Commission on July 17, 1998.

Item 17. Undertakings.

   The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The Company hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, PINNACLE HOLDINGS INC., a Delaware corporation, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sarasota, State of Florida, on January 4, 2000.

                                          Pinnacle Holdings Inc.

                                                     /s/ Steven Day
                                          By: _________________________________
                                                         Steven Day
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

   Each of the undersigned officers and directors of Pinnacle Holdings Inc. (the "Company"), a Delaware corporation, for himself and not for one another, does hereby constitute and appoint Robert Wolsey and Stevey Day, and each and any of them and their substitutes, a true and lawful attorney in their name, place and stead, in any and all capacities, to sign their name to any and all amendments to this registration statement, including post-effective amendments, and any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act, and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorneys and each of them full power of substitution and full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

              Signatures                         Title                   Date
              ----------                         -----                   ----
         /s/ Robert Wolsey             Chief Executive Officer,     January 4, 2000
______________________________________  President, Chief
            Robert Wolsey               Operating Officer and
                                        Director

          /s/ Steven Day               Vice President, Chief        January 4, 2000
______________________________________  Financial Officer,
              Steven Day                Secretary and Director

       /s/ G. Peter O'Brien            Director                     January 4, 2000
______________________________________
           G. Peter O'Brien

         /s/ Andrew Banks              Director                     January 4, 2000
______________________________________
             Andrew Banks

          /s/ Peni Garber              Director                     January 4, 2000
______________________________________
             Peni Garber

         /s/ Peggy Koenig              Director                     January 4, 2000
______________________________________
             Peggy Koenig

         /s/ Royce Yudkoff             Director                     January 4, 2000
______________________________________
            Royce Yudkoff

                               INDEX TO EXHIBITS

 Exhibit No. Description
 ----------- -----------
    1.1      Form of Underwriting Agreement

    3.1.1    Amended and Restated Certificate of Incorporation of the Company**

    3.1.2    Bylaws of the Company*

    4.1      Indenture dated as of March 20, 1998 among the Company and The
             Bank of New York, as Trustee*

    4.2      Exchange and Registration Rights Agreement dated as of March 20,
             1998 by and among the Company and each of the Purchasers referred to therein*

    4.3      Specimen Stock Certificate**

    4.4      Registration Agreement**

    4.5      Recapitalization Agreement**

    5.1      Opinion of Holland & Knight LLP+

    8.1      Tax Opinion of Holland & Knight LLP+

   23.1      Consent of Holland & Knight LLP (contained in Exhibit 5.1)

   23.2 Consent of PricewaterhouseCoopers LLP, independent certified public accountants

   23.3      Consent of Arthur Andersen LLP, independent public accountants

   23.4      Consent of Ernst & Young LLP, independent public accountants

   23.5      Consent of KPMG LLP, independent public accountants

   24.1      Powers of Attorney (Included on signature page of Registration
             Statement)

--------
  + To be filed by amendment
  * Incorporated by reference to the Company's Registration Statement on Form S-4 (SEC file no. 333-49147), as amended, filed with the Securities and Exchange Commission on April 1, 1998.
 ** Incorporated by reference to the Company's Registration Statement on Form
    S-11 (SEC file no. 333-59297), as amended, filed with the Securities and Exchange Commission on July 17, 1998.